As filed with the Securities and Exchange Commission on August 14, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CancerVax Corporation

(Exact name of registrant as specified in its charter)

Delaware	2836	52-2243564
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
2110 Rutherford Road
Carlsbad, California 92008
(760) 494-4200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
David F. Hale
President and Chief Executive Officer
CancerVax Corporation
2110 Rutherford Road
Carlsbad, CA 92008
(760) 494-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott N. Wolfe, Esq. Cheston J. Larson, Esq. Adam K. Simpson, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 300 San Diego, CA 92130 (858) 523-5400	Hazel M. Aker, Esq. Senior Vice President, General Counsel and Secretary CancerVax Corporation 2110 Rutherford Road Carlsbad, CA 92008 (760) 494-4200	Ann F. Chamberlain, Esq. Bingham McCutchen LLP 399 Park Avenue New York, NY 10022 (212) 705-7400

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

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     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)	Registration Fee

Common Stock, par value $0.00004 per share	$115,000,000	$9,304

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 14, 2003

PROSPECTUS

                                Shares

Common Stock

This is our initial public offering of shares of common stock. We are offering                shares. No public market currently exists for our common stock.

We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “CNVX.” We anticipate that the initial public offering price will be between $               and $               per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

Per
	Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to CancerVax	$	$

We have granted the underwriters a 30-day option to purchase up to an additional                    shares of common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2003.

LEHMAN BROTHERS

THOMAS WEISEL PARTNERS LLC

U.S. BANCORP PIPER JAFFRAY

                        , 2003

CANCERVAX PRODUCT PIPELINE

Preclinical
Phase I
Phase 2
Phase 3
Market
Specific Active Immunotherapy
CANVAXIN™
Stage III melanoma
Stage IV melanoma
Canvaxin™ + GM-CSF for Stage II, III and IV melanoma
Planned Stage III colorectal cancer
OTHER
Lung cancer candidate
Anti-Angiogenesis
THREE MONOCLONAL ANTIBODIES
Solid tumors
Ophthalmic diseases
VARIOUS PEPTIDES
Solid tumors
Ophthalmic diseases
Human Monoclonal Antibodies
THREE HUMAN ANTIBODIES
Solid tumors

Our lead product candidate is Canvaxin™, currently being evaluated in two international, randomized, double-blind, placebo-controlled, Phase 3 clinical trials for the treatment of advanced-stage melanoma at more than 50 sites worldwide.

Prior to Phase 3 clinical trials, Canvaxin™ has been studied in more than 2,600 patients, predominantly with melanoma and also in a small number of patients with colorectal cancer.

CancerVax™ Corporation

2110

We maintain our corporate headquarters and research and development facility in Carlsbad, California and our biologics manufacturing facility in Los Angeles, California.

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
EXHIBIT INDEX
EXHIBIT 2.01
EXHIBIT 4.03
EXHIBIT 4.04
EXHIBIT 4.05
EXHIBIT 10.01
EXHIBIT 10.02
EXHIBIT 10.03
EXHIBIT 10.04
EXHIBIT 10.05
EXHIBIT 10.08
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 10.15
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 10.18
EXHIBIT 10.19
EXHIBIT 10.20
EXHIBIT 10.21
EXHIBIT 10.22
EXHIBIT 10.23
EXHIBIT 10.24
EXHIBIT 10.25
EXHIBIT 10.26
EXHIBIT 10.27
EXHIBIT 10.28
EXHIBIT 10.29
EXHIBIT 10.30
EXHIBIT 210.36
EXHIBIT 10.37
EXHIBIT 10.38
EXHIBIT 10.39
EXHIBIT 10.40
EXHIBIT 21.01
EXHIBIT 23.02

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

      Until                     , 2003 (25 days after the date of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully, especially “Risk Factors” and the financial statements and notes, before deciding to invest in shares of our common stock.

CancerVax

Overview

      We are a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer. Our lead product candidate, Canvaxin, is one of a new class of products being developed in the area of specific active immunotherapy, also known as therapeutic cancer vaccines. Canvaxin is currently in two Phase 3 clinical trials at more than 50 sites worldwide for the treatment of advanced-stage melanoma. Canvaxin is based on our specific active immunotherapy technology, which is a proprietary development platform that potentially can be applied to treat a number of solid tumor cancers.

      Canvaxin has been studied in over 2,600 patients in Phase 1 and 2 clinical trials, predominantly in patients with Stage III and Stage IV, or advanced-stage, melanoma. In retrospective analyses of the clinical trials in patients with advanced-stage melanoma, Canvaxin demonstrated a statistically significant improvement in survival and a favorable safety and side effect profile when compared to existing therapies.

      Based on the positive results of these Phase 1 and 2 clinical trials, two Phase 3 randomized, double-blind, placebo-controlled clinical trials were initiated for the treatment of patients with advanced-stage melanoma following the surgical removal of their tumors. As of August 1, 2003, we had enrolled over 700 patients in our Stage III melanoma clinical trial and 290 patients in our Stage IV melanoma clinical trial. Canvaxin has received fast track designation from the FDA for the treatment of advanced-stage melanoma and orphan drug designation from the FDA for the treatment of invasive melanoma. If approved, we anticipate launching Canvaxin as a five-year course of therapy in the United States and Europe in 2006.

      Canvaxin has also been studied in a Phase 1/2 clinical trial for advanced-stage colorectal cancer, and we are finalizing the design of a Phase 2 clinical trial in patients with Stage III colorectal cancer. In addition to Canvaxin, we have a number of product candidates in research and preclinical development, including a specific active immunotherapy product candidate for lung cancer and several monoclonal antibodies and peptides that target various solid tumor cancers. We also plan to identify and develop new product candidates based on our proprietary specific active immunotherapy platform, our anti-angiogenesis technology platform, and other technologies.

      We are targeting large disease markets with significant unmet medical needs. Melanoma and colorectal cancer are among the most common cancers, and post-surgical therapy for both cancers is currently restricted to alternatives with limited efficacy and serious toxicity. We have retained worldwide commercialization rights to Canvaxin and intend to market it through our own sales force in the United States and through strategic collaborations abroad. We manufacture Canvaxin at our biologics manufacturing facility, which we believe has the capacity to satisfy commercial demand for several years after the initial launch.

Our Specific Active Immunotherapy Platform

      Canvaxin is based on our proprietary specific active immunotherapy development platform that uses human tumor cell lines that express a broad array of tumor-associated antigens and therefore may have a therapeutic benefit in a number of solid tumors. We believe our technology may be more effective than other immunotherapeutic approaches because of the following three characteristics:

•	Use of Whole Cells. This technology uses whole cells, which may stimulate a stronger immune response than other immunotherapy approaches that use cell fragments, peptides or antigens alone.

•	Polyvalence. This technology exposes the immune system to multiple tumor-associated antigens. We believe the presentation of numerous antigens, termed polyvalence, is an important element in eliciting a therapeutic immune response in most patients and reducing a tumor cell’s ability to escape the immune response.

•	Allogeneity. This technology employs non-patient-specific, or allogeneic, tumor cell lines selected for their ability to elicit an immune response and their expression of a large number of tumor-associated antigens. This is distinct from the autologous, or patient-specific, approach in which an immunotherapy product is created from cells extracted from a patient’s own tumor. We believe there are numerous potential advantages to our allogeneic approach, including a standardized manufacturing procedure, reduced costs, simplified distribution, improved quality control and an improved anti-tumor response due to the introduction of a number of antigens to which the patient may not have been previously exposed.

      In addition to our clinical trials in melanoma and colorectal cancer, we plan to initiate clinical trials to assess the efficacy of our specific active immunotherapy technology in other solid tumor cancers. Our research program, which is focused on screening, testing and incorporating additional tumor cell lines into our specific active immunotherapy development platform, could lead to products targeting other cancers such as lung, renal, prostate, breast, pancreatic and brain cancers. For example, we have identified many antigens present in Canvaxin that are expressed by lung cancer cells, and we are currently screening lung cancer cell lines for additional antigens.

Canvaxin

      Canvaxin is one of the most extensively studied specific active immunotherapeutics in clinical development today. Our founder, Donald L. Morton, M.D., initially developed the vaccine during the early 1980s while at the University of California at Los Angeles, or UCLA, and continued development at the John Wayne Cancer Institute, or JWCI. The cell lines that comprise Canvaxin have been studied in clinical trials since 1985.

      Phase 2 Melanoma Results. JWCI has compiled a database of approximately 11,000 patients with melanoma treated at UCLA and JWCI, including over 2,600 patients who received Canvaxin. Using this database, clinicians and statisticians at JWCI and other institutions performed a number of analyses comparing the difference in survival between patients who received Canvaxin and patients who did not receive Canvaxin. In these retrospective analyses, Canvaxin demonstrated:

•	a statistically significant improvement in survival;

•	clinically-observed positive tumor responses in patients with in-transit melanoma, a form of melanoma with multiple visible metastases;

•	immune responses that correlate with increased probability of survival; and

•	a favorable safety and side effect profile when compared to existing therapies.

      Phase 3 Melanoma Trials. Canvaxin is in two Phase 3 clinical trials for Stage III and IV melanoma at more than 50 sites worldwide, including many of the leading melanoma treatment centers in the United States, Europe and Australia. The clinical trials are randomized, double-blind, placebo-controlled studies designed to detect an increase in the median overall survival of patients treated with Canvaxin plus bacillus Calmette-Guérin, or BCG, an adjuvant that we administer to patients with the first two doses of Canvaxin, compared to those treated with placebo plus BCG.

      Colorectal Cancer Trials. Based on the large number of antigens present in Canvaxin that are also expressed by colorectal cancer cells, a Phase 1/2 clinical trial was conducted to evaluate immune responses to Canvaxin in patients with Stage IV colorectal cancer. Although the group of patients in this trial was too small to be predictive of survival, we believe that the immune response elicited by Canvaxin may result in an improved prognosis for patients with colorectal cancer. We are developing the final design for a Phase 2 clinical trial of Canvaxin in patients with Stage III colorectal cancer.

Our Anti-Angiogenesis Platform

      We have acquired and in-licensed several preclinical anti-angiogenesis product candidates, which have a mechanism of action that we believe is distinct from anti-angiogenesis products currently in development by other companies. Research has demonstrated that angiogenesis, or the formation of new blood vessels, is necessary for the growth and spread of tumors. Our antibodies and peptides bind to newly exposed sites on proteins, such as collagen, during the remodeling of the extracellular matrix, which occurs during angiogenesis. Because our product candidates bind preferentially to collagen that has been remodeled rather than to normal collagen, we believe they may cause fewer side effects than other therapies that interact with targets that have broad biologic activity. Additionally, the extracellular matrix may provide a better long-term target than binding sites found directly on tumor cells because it is a stable structure that may be less likely to mutate.

Our Strategy

      Our objective is to establish our position as a leader in the development and marketing of specific active immunotherapy and other biological products for the treatment and control of cancer. Key aspects of our corporate strategy include the following:

•	obtain regulatory approval of Canvaxin for the treatment of patients with advanced-stage melanoma;

•	directly market Canvaxin in the United States and establish strategic collaborations to market Canvaxin abroad;

•	expand the indications for Canvaxin;

•	leverage our in-house manufacturing capabilities to support the commercialization of Canvaxin and our other product candidates;

•	create additional product candidates using our specific active immunotherapy technology platform;

•	advance the development of our preclinical product candidates;

•	identify additional product candidates based on our anti-angiogenesis technology platform; and

•	expand our product pipeline and technologies through acquisitions and in-licensing.

Corporate Information

      We were incorporated in Delaware in June 1998. Our principal offices are located at 2110 Rutherford Road, Carlsbad, California 92008, and our telephone number is (760) 494-4200. Our website address is www.cancervax.com. Information contained on our website is not incorporated into, and does not constitute any part of, this prospectus.

      We have registered the CancerVax® trademark and also use Canvaxin™ and our logo as trademarks in the United States and other countries. This prospectus also contains trademarks and tradenames of other companies.

The Offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	To continue the development and prepare for the commercialization of our specific active immunotherapy product candidate, Canvaxin; expand our research and development programs; scale up our manufacturing operations and quality systems; advance our preclinical anti-angiogenesis and human monoclonal antibody product candidates into clinical development; in-license technology and acquire or invest in businesses, products or technologies that are complementary to our own; and working capital and general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	CNVX

      The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2003 and also includes the 20,572,789 shares of Series C preferred stock issued in a recent private financing. This number does not include, as of June 30, 2003:

•	7,639,928 shares of common stock subject to options outstanding, at a weighted average exercise price of $0.62 per share;

•	441,991 shares of common stock subject to warrants outstanding, at a weighted average exercise price of $2.53 per share; and

•	732,319 additional shares of common stock reserved for future issuance under our stock incentive plan.

      Except as otherwise indicated, information in this prospectus assumes:

•	conversion of all outstanding shares of preferred stock into 88,470,257 shares of common stock upon completion of this offering;

•	adoption of our amended and restated certificate of incorporation;

•	no exercise of the underwriters’ over-allotment option; and

•	a 1-for- reverse split of our capital stock to be effected prior to the completion of this offering.

Summary Consolidated Financial And Operating Data

      The following table summarizes our consolidated financial data. The summary financial data for the years ended December 31, 1999, 2000, 2001 and 2002 are derived from our audited financial statements. We have also included data from our unaudited financial statements for the six months ended June 30, 2002 and 2003 and as of June 30, 2003. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma information contained in the consolidated statements of operations data and the consolidated balance sheet data gives effect to the sale of 20,572,789 shares of Series C preferred stock in a recent private financing and the automatic conversion of all preferred stock into common stock upon the completion of this offering. The pro forma as adjusted consolidated balance sheet data reflects the pro forma balance sheet data at June 30, 2003 adjusted for the sale of                      shares of our common stock in this offering at an assumed initial offering price to the public of $          per share, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us.

					Six Months
	Years Ended December 31,				Ended June 30,

	1999	2000	2001	2002	2002	2003

	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Operating expenses:
Research and development	$329	$3,495	$13,910	$23,024	$11,449	$11,233
General and administrative	—	765	5,441	8,006	3,746	4,120
Amortization of employee stock-based compensation	—	—	—	—	—	464
Purchased in-process research and development	—	—	—	2,840	2,840	—

Total operating expenses	329	4,260	19,351	33,870	18,035	15,817

Other income (expense):
Option fee income	—	1,000	—	—	—	—
Interest income	—	147	909	691	323	220
Interest expense	—	—	(140)	(621)	(246)	(489)

Total other income (expense)	—	1,147	769	70	77	(269)

Net loss	(329)	(3,113)	(18,582)	(33,800)	(17,958)	(16,086)
Dividends and accretion to redemption value of redeemable convertible preferred stock	—	—	(4,105)	(7,636)	(3,336)	(4,299)

Net loss applicable to common stockholders(1)	$(329)	$(3,113)	$(22,687)	$(41,436)	$(21,294)	$(20,385)

Basic and diluted net loss per share:(1)
Historical	$(0.01)	$(0.13)	$(60.46)	$(33.81)	$(21.06)	$(11.69)

Pro forma				$(0.57)		$(0.25)

Shares used to compute basic and diluted net loss per share:(1)
Historical	23,780	23,587	375	1,225	1,011	1,744

Pro forma				59,007		64,088

(1)	Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of June 30, 2003

	(In thousands)
			Pro Forma
	Actual	Pro Forma	As Adjusted

Consolidated Balance Sheet Data:
Cash and cash equivalents and securities available-for-sale	$20,003	$61,255	$
Working capital	10,591	51,842
Total assets	38,548	79,800
Long-term debt, net of current portion	3,251	3,251
Redeemable convertible preferred stock	100,881	—
Accumulated deficit	(87,950)	(87,950)
Total stockholders’ equity (deficit)	(75,369)	66,763

RISK FACTORS

      You should consider carefully the following information about the risks described below, together with the other information contained in this prospectus before you decide to buy our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business and Industry

We are dependent on the success of our lead product candidate, Canvaxin, and we cannot be certain that it will be commercialized.

      We have expended significant time, money and effort in the development of our lead product candidate, Canvaxin, which has not yet received regulatory approval and which may never be commercialized. Before we can market and sell Canvaxin, we will need to demonstrate in Phase 3 clinical trials that the product candidate is safe and effective and will also need to obtain necessary approvals from the FDA and similar foreign regulatory agencies. Canvaxin is currently in two Phase 3 clinical trials for advanced-stage melanoma. Even if we were to ultimately receive regulatory approval, we may be unable to gain market acceptance of Canvaxin for a variety of reasons, including the treatment regimen, the prevalence and severity of adverse side effects, the availability of alternative treatments and cost effectiveness. If we fail to commercialize this lead product candidate, our business, financial condition and results of operations will be materially and adversely affected.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining regulatory approval of Canvaxin and our other product candidates.

      The preclinical development, clinical trials, manufacturing and marketing of our product candidates are all subject to extensive regulation by United States and foreign governmental authorities. It takes many years and significant expense to obtain the required regulatory approvals for biological products. Satisfaction of regulatory requirements depends upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. In particular, the specific active immunotherapy technology on which Canvaxin is based is a relatively new form of cancer therapy that presents novel issues for regulatory authorities to consider and, therefore, may be subject to heightened scrutiny in the regulatory process. For example, in 2002, the FDA sent a letter requesting additional information from all holders of Investigational New Drug, or IND, applications for products involving somatic cell or gene therapies, including Canvaxin. We cannot be certain that any of our product candidates will be shown to be safe and effective or that we will ultimately receive approval from the FDA or foreign regulatory authorities to market these products. In addition, even if granted, product approvals and designations such as fast-track and orphan drug may be withdrawn or limited at a later time.

      In addition, manufacturers of biological products, including specific active immunotherapies, must comply with the FDA’s current good manufacturing practice regulations. These regulations apply to our biologics manufacturing facility, located in Los Angeles, California, where we currently manufacture Canvaxin. These regulations include quality control, quality assurance and the maintenance of records and documentation. Our manufacturing facility also is subject to the licensing requirements of the California Department of Health Services and may be inspected by the FDA and the California Department of Health Services at any time. We and our present or future suppliers may be unable to comply with the applicable good manufacturing regulations and with other FDA, state and foreign regulatory requirements. Failure to maintain a license from the California Department of Health Services or to meet the inspection criteria of the FDA and the California Department of Health Services would disrupt our manufacturing processes and would delay our clinical trials. If an inspection by the FDA, California Department of Health Services or a foreign regulatory authority indicates that there are deficiencies, we could be required to take remedial actions, or our facility could be closed.

If clinical trials of Canvaxin, or any other product candidates that we may develop, do not produce successful results, we will be unable to commercialize these product candidates.

      In order to receive regulatory approval for the commercial sale of Canvaxin or any other product candidates that we may develop, we must conduct, at our own expense, extensive clinical trials to demonstrate safety and efficacy. Clinical testing is expensive, can take many years and has an uncertain outcome. Failure can occur at any phase of the testing. While Canvaxin is currently in two Phase 3 clinical trials for advanced-stage melanoma, these trials may not produce positive results and may, under some circumstances, be terminated early. Both Phase 3 clinical trials for Canvaxin in advanced-stage melanoma were designed with three interim analyses prior to the planned completion of the clinical trials. At each interim analysis, an independent data and safety monitoring board will review unblinded data from the clinical trials primarily to evaluate the safety of Canvaxin. It is possible that in connection with any of the interim analyses or at any other stage of the trials, the monitoring board may determine that there are safety risks associated with Canvaxin or that it is not sufficiently effective to continue the trials, and may, as a result, recommend the discontinuation of these clinical trials.

We have encountered regulatory delays in our clinical trials in the past and we may encounter significant delays in the future.

      We or regulators may suspend or terminate our clinical trials for a number of reasons. In April 2002, the FDA placed our two Phase 3 clinical trials of Canvaxin in advanced-stage melanoma on partial clinical hold. The FDA’s action with respect to our Phase 3 clinical trials was consistent with similar requests for additional information sent to all holders of IND applications for products involving somatic cell or gene therapies. The partial clinical hold was the result of questions regarding the production, testing and characterization of Canvaxin. During the partial clinical hold, we were allowed to continue treating patients who were already enrolled in the Phase 3 clinical trials but were not allowed to enroll new patients. The FDA removed the partial clinical hold in April 2003 and we resumed enrolling patients in the trials. However, we may be subject to additional clinical holds imposed by the FDA or other regulatory authorities in the future.

      Our clinical trial operations are subject to regulatory inspections at any time. In April 2002, the FDA inspected our clinical trial operations and three of our clinical trial sites. As a result of the FDA’s inspections, we received a report of observations from the FDA and two of our clinical trial sites, JWCI and the Medical College of Virginia, received reports of observations and formal warning letters from the FDA. In December 2002, we received an “untitled” letter from the FDA, requesting additional follow-up information related to the April 2002 inspection. We provided the requested information and have received no further requests from the FDA in that regard. In December 2002, the FDA notified the two clinical trial sites that received the warning letters that no further response was necessary at that time. However, we cannot be sure that the FDA or other regulatory authorities will not request further data or information regarding our clinical trial operations in the future. The FDA may elect to reinspect our clinical operations for a variety of reasons, including to confirm that we and our clinical trial sites continue to observe the corrective actions taken in response to the initial FDA inquiry. Moreover, if the FDA determines that the deficiencies noted at any of the sites are of sufficient concern, it could require that data from such sites be excluded from our clinical trial results and additional patients be enrolled as part of the protocol, that the Phase 3 studies be redone, or that additional Phase 3 clinical trials be conducted.

The results of Phase 1 and Phase 2 clinical trials of Canvaxin may not be predictive of the future results of our ongoing Phase 3 clinical trials, and any failure to obtain satisfactory Phase 3 clinical results could delay or prevent the commercialization of Canvaxin. Predominantly all of these Phase 1 and Phase 2 clinical trials were conducted at a single location, and we used retrospective survival analyses that may be subject to potential selection biases to evaluate the results of these trials.

      Of the approximately 2,600 patients who have been administered Canvaxin in Phase 1 and Phase 2 clinical trials, fewer than 50 of those patients received Canvaxin at locations other than JWCI and UCLA. Clinicians and statisticians at JWCI and other institutions used the JWCI database of approximately 11,000 melanoma patients to perform retrospective analyses comparing the survival of the Canvaxin-treated group to historical control groups of patients. There is potential for the appearance of bias in connection with these studies because Donald L. Morton, M.D., our founder, served as Medical Director and Surgeon-in-Chief at JWCI during the time the Phase 1 and Phase 2 clinical trials of Canvaxin were being conducted. Dr. Morton and JWCI are both stockholders and will own approximately           % and           %, respectively, of our common stock following this offering. Moreover, Dr. Morton and JWCI received significant funding from the National Institutes of Health to support the early clinical trials of Canvaxin and this funding was a significant source of revenue for JWCI. We are obligated to pay JWCI 50% of the initial net royalties we receive from any sublicensees from sales of Canvaxin, if any, up to $3.5 million. Subsequently, we are obligated to pay JWCI a 1% royalty on net sales, if any, of Canvaxin to third parties by us, our sublicensees and affiliates.

      In addition to analyses of survival data from all patients with advanced-stage melanoma in the JWCI database who met certain criteria, matched-pair analyses were also performed. These matched-pair analyses were conducted by using prognostic indicators to match patients who received Canvaxin with similar patients in the database who did not receive Canvaxin. Median overall survival and five-year survival rates were compared between patients treated with Canvaxin and the matched-pair patient control groups who were not treated with Canvaxin. Based on the results of these Phase 1 and Phase 2 clinical trials, which showed statistically significant positive results in median overall survival rates for patients treated with Canvaxin, two Phase 3 clinical trials have been initiated at over 50 sites worldwide. However, all clinical data reported regarding the patients in the Phase 1 and Phase 2 clinical trials is taken from JWCI’s database and we have not independently performed any audit or other reconciliation against actual patient medical records. While we believe that matched-pair data may be indicative of future results, retrospective analyses of matched-pair data are not generally deemed sufficient by the FDA and most foreign regulatory authorities as a basis for approval to market a biological product because they may be subject to potential selection biases that may be minimized in prospective, randomized, double-blinded clinical trials.

      Due to the differences in patient populations and study methodologies, it may be difficult to compare results from the retrospective analyses in our Phase 1 and Phase 2 clinical trials for Canvaxin to any other analyses by other groups. Differences in survival rates between studies in patients with Stage III melanoma are affected by the following factors:

•	time from which survival of patients is initially calculated, such as the time of diagnosis, the time of surgery or time of treatment;

•	definitions of mortality, such as “all causes” mortality or disease-specific mortality;

•	diagnosis status of patients, such as initial diagnosis or recurrent disease; and

•	severity of disease, such as size of tumors and number of metastases.

      In particular, specialty cancer centers such as JWCI tend to treat patients with more advanced disease than other types of healthcare facilities. As a result of these factors and the uncertainties affecting the clinical trial process generally, the results of the Phase 1 and Phase 2 clinical trials may not be predictive of the future results of our Phase 3 clinical trials.

We depend on clinical investigators and medical institutions to enroll patients in our clinical trials and other third parties to perform related data collection and analysis, and, as a result, we may face costs and delays outside of our control.

      We plan to enroll an aggregate of approximately 1,800 patients in two Phase 3 clinical trials for advanced-stage melanoma, and we rely on clinical investigators and medical institutions to enroll these patients. As of August 1, 2003, over 990 patients had been enrolled in these clinical trials. However, we may not be able to control the amount and timing of resources that the medical institutions that conduct the clinical testing may devote to these Phase 3 clinical trials. If these clinical investigators and medical institutions fail to enroll a sufficient number of patients in our clinical trials, we will be unable to complete these trials, which could prevent us from obtaining regulatory approvals for Canvaxin. In addition, negative or inconclusive results or adverse medical events during these clinical trials could cause a clinical trial to be repeated or a product development program to be terminated.

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      We contract with third parties to perform data collection and analysis in our clinical trials. We may not be able to maintain any of our relationships with third parties, or establish new ones without undue delays or excessive expenditures. Our agreements with clinical investigators and medical institutions for clinical testing and with other third parties for data management services place substantial responsibilities on these parties, which could result in delays in, or termination of, our clinical trials if these parties fail to perform as expected. For example, if any of our clinical trial sites fail to comply with FDA-approved good clinical practices, we may be unable to use the data gathered at those sites. If these clinical investigators, medical institutions or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for or successfully commercialize Canvaxin.

We have limited experience in manufacturing and testing biological products and may encounter problems or delays that could result in delayed development of Canvaxin and our other product candidates as well as lost revenue.

      We expend significant time, money and effort in production, record keeping and quality systems to assure that Canvaxin will meet FDA-approved product specifications and other regulatory requirements. We are continuing to develop and plan to validate specialized assays to enable us to ensure the characterization, potency and consistency of our lead product candidate, Canvaxin. We are also validating our quality systems and manufacturing processes. However, we have no experience producing commercial quantities of Canvaxin. During the last year, we modified our manufacturing process for Canvaxin and switched from a small volume flask process to a larger scale flask process in an effort to improve our manufacturing process and scale up our manufacturing capability to produce larger quantities. We introduced Canvaxin that was manufactured using these new processes into our two Phase 3 clinical trials for advanced-stage melanoma in 2003.

      We have experienced significant delays in connection with our commercial-scale manufacturing processes and may encounter delays in the future. For example, as a result of a sterility concern caused by a third party testing process related to one lot of Canvaxin used in our Phase 3 clinical trials, we initiated a product retrieval from 35 clinical trial sites in June 2003. While we do not believe this voluntary product retrieval was due to our manufacturing process, we may experience other delays in our development programs and commercialization efforts stemming from our manufacturing and testing processes, including testing and other services performed by third parties. If we are unable to manufacture sufficient quantities of Canvaxin using our commercial-scale process in accordance with FDA and foreign regulatory authority regulations, the lack of supply could delay our clinical trials, thereby delaying submission of Canvaxin for regulatory approval and its commercial launch. Similarly, if we are unable to complete the development and validation of the specialized assays required to ensure the consistency of our product candidates, including Canvaxin, our ability to manufacture and deliver products in a timely manner could be impaired or precluded.

If we are unable to renew our leases for our sole manufacturing facility in Los Angeles, California or if the facility is damaged or destroyed, our ability to manufacture Canvaxin will be significantly affected, and we will be delayed or prevented from completing our clinical trials and commercializing Canvaxin.

      We rely on the availability and condition of our sole biologics manufacturing facility, located in Los Angeles, California, to manufacture Canvaxin. Our leases are scheduled to expire on August 14, 2009, although we have the option to renew the terms for an additional five years. After that time, we may not be able to negotiate new leases for our facility. Our facility is located in a seismic zone, and there is the possibility of an earthquake which could be disruptive to our operations and result in a lack of supply of Canvaxin. Any lack of supply could, in turn, delay our clinical trials and any potential commercial sales. In addition, if the facility or the equipment in the facility is significantly damaged or destroyed for any reason, we may not be able to replace our manufacturing capacity, and our business, financial condition and results of operations will be materially and adversely affected.

If we or others identify side effects after our products are on the market, we may be required to perform lengthy additional clinical trials, change the labeling of our products or withdraw our products from the market, any of which would hinder or preclude our ability to generate revenues.

      If we or others identify side effects after any of our products are on the market:

•	regulatory authorities may withdraw their approvals;

•	we may be required to reformulate our products, conduct additional clinical trials, make changes in labeling of our products or implement changes to or obtain re-approvals of our manufacturing facilities;

•	we may experience a significant drop in the sales of the affected products;

•	our reputation in the marketplace may suffer; and

•	we may become the target of lawsuits, including class action suits.

      Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing and marketing these products.

Our efforts to discover, develop and commercialize new product candidates beyond Canvaxin are in a very early stage and, therefore, these efforts are subject to a high risk of failure.

      Our strategy is to discover, develop and commercialize new products for the treatment of cancer. The process of successfully developing product candidates is very time-consuming, expensive and unpredictable. We have only recently begun to direct significant effort toward the expansion of our scientific staff and research capabilities to identify and develop product candidates in addition to Canvaxin. We do not know whether our planned preclinical development or clinical trials for these other product candidates will begin on time or be completed on schedule, if at all. In addition, we do not know whether these clinical trials will result in marketable products. Typically, there is a high rate of attrition for product candidates in preclinical and clinical trials. We do not anticipate that any of our product candidates will reach the market for at least several years.

      We may not identify, develop or commercialize any additional new product candidates from our proprietary specific active immunotherapy technology platform, our anti-angiogenesis technology platform or other technologies. Our ability to develop successfully any of these product candidates depends on our ability to demonstrate safety and efficacy in humans through extensive preclinical testing and clinical trials and to obtain regulatory approval from the FDA and other regulatory authorities. Our development programs for product candidates will also depend upon our ability to fund our research and development operations.

If we are unable to establish or manage strategic collaborations in the future, our revenue and product development may be limited.

      Our strategy includes substantial reliance on strategic collaborations for marketing and commercialization of Canvaxin outside of the United States, and we may rely even more on strategic collaborations for research, development, marketing and commercialization of our other product candidates. Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of new collaborations on favorable terms, if at all. For example, potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. If we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of our product candidates or the generation of sales revenue. To the extent that we enter into co-promotion or other collaborative arrangements, any product revenues are likely to be lower than if we directly marketed and sold any products that we may develop.

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      Management of our relationships with our collaborators requires:

•	significant time and effort from our management team;

•	coordination of our research and development programs with the research and development priorities of our collaborators; and

•	effective allocation of our resources to multiple projects.

      If we enter into research and development collaborations at an early phase of product development, our success will in part depend on the performance of our corporate collaborators. We will not directly control the amount or timing of resources devoted by our corporate collaborators to activities related to our product candidates. Our corporate collaborators may not commit sufficient resources to our research and development programs or the commercialization, marketing or distribution of our product candidates. If any corporate collaborator fails to commit sufficient resources, our preclinical or clinical development related to the collaboration could be delayed or terminated. Also, our collaborators may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Finally, our collaborators may terminate our relationships, and we may be unable to establish additional corporate collaborations in the future on acceptable terms, if at all. For example, if we fail to make required milestone or royalty payments to our collaborators or to observe other obligations in our agreements with them, our collaborators may have the right to terminate those agreements.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our commercial opportunity will be reduced or eliminated.

      The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. We have many competitors, including major drug and chemical companies, specialized biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than our product candidates or that would make our technology and product candidates obsolete or non-competitive. Many of these competitors have greater financial and technical resources and development, production and marketing capabilities than we do. In addition, many of our competitors have more experience than we do in preclinical testing, human clinical trials and manufacturing of new or improved biological therapeutics, as well as in obtaining FDA and foreign regulatory approvals.

      Our competitors are developing or commercializing various products that are used for the treatment of melanoma, colorectal cancer and other diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that may compete directly with our product candidates. Our competitors may succeed in obtaining approvals from the FDA and foreign regulatory authorities for their products sooner than we do for ours. They may succeed in developing technologies and therapies that are more effective, better tolerated or less costly than any which we are developing, or that would render our potential product candidates obsolete and noncompetitive.

We are subject to uncertainty relating to health care reform measures and reimbursement policies which, if not favorable to our product candidates, could hinder or prevent our product candidates’ commercial success.

      The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care costs to contain or reduce costs of health care may adversely affect:

•	our ability to generate revenues and achieve profitability;

•	the future revenues and profitability of our potential customers, suppliers and collaborators; and

•	the availability of capital.

      In certain foreign markets, the pricing of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any legislative or regulatory proposals affecting our business will be adopted, the announcement or adoption of these proposals could have a material and adverse effect on our business, financial condition and results of operations.

      Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels for the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States, which could significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for our product candidates or exclusion of our product candidates from reimbursement programs. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our results of operations.

If physicians and patients do not accept the products that we may develop, our ability to generate product revenue in the future will be adversely affected.

      Canvaxin and other product candidates that we may develop may not gain market acceptance among physicians, healthcare payors, patients and the medical community. Market acceptance of and demand for any product that we may develop will depend on many factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	availability of alternative treatments;

•	cost effectiveness;

•	effectiveness of our marketing strategy and the pricing of any product that we may develop;

•	publicity concerning our products or competitive products; and

•	our ability to obtain third-party coverage or reimbursement.

      Even if we receive regulatory approval and satisfy the above criteria for Canvaxin or any other product candidate, physicians may elect not to recommend the products. For example, the treatment protocols for Canvaxin include a total of 33 doses of Canvaxin over five years. Patients may be reluctant to accept a therapy with such a long regimen. In addition, in the event Canvaxin does not achieve market acceptance for one indication, such as advanced-stage melanoma, it may be even more difficult to promote Canvaxin for other indications, such as colorectal cancer. If any product that we may develop fails to achieve market acceptance, we may not be able to successfully market and sell the product, which would limit our ability to generate revenue and could materially and adversely affect our results of operations.

If we are unable to establish our sales, marketing and distribution capabilities, we will be unable to successfully commercialize our product candidates.

      To date, we have no experience in selling, marketing or distributing biological products. If we are successful in developing and obtaining regulatory approvals for Canvaxin or our other product candidates, we will need to establish sales, marketing and distribution capabilities. Developing an effective sales and marketing force will require a significant amount of our financial resources and time. We may be unable to establish and manage an effective sales force in a timely or cost-effective manner, if at all, and any sales force we do establish may not be capable of generating demand for Canvaxin or our other product candidates. Although we intend to establish strategic collaborations to market our products outside the United States, if we are unable to establish such collaborations, we may be required to market our product candidates outside of the United States directly. In that event, we may need to build a corresponding international sales and marketing capability with technical expertise and with supporting distribution capabilities.

      We currently plan to distribute Canvaxin from our manufacturing facility in pressurized liquid nitrogen storage containers which will require any distribution service we retain to comply with exacting standards and precise specifications in order to preserve Canvaxin in the appropriate form for administration to patients. We may be unable to obtain distribution services on economically viable terms or at all. Any failure to comply with the precise handling and storage requirements for Canvaxin by our distribution service or any medical facility that may store Canvaxin prior to administration to patients could adversely affect its quality and, as a result, materially and adversely affect our results of operations.

If we are required to seek alternative sources for bacillus Calmette-Guérin, our clinical trials and/or marketing of Canvaxin could be disrupted.

      We are currently dependent on a sole source supplier, Organon Teknika Corporation, for the strain of BCG that we administer to patients with the first two doses of Canvaxin. Our supply agreement with Organon Teknika had an initial term of one year beginning in April 1998, with automatic renewals for successive one year terms. However, under some circumstances, Organon Teknika can terminate the agreement if we fail to purchase BCG for specified periods of time. FDA regulations require that if the manufacturing source of BCG is changed, comparability must be demonstrated before patients can be administered BCG with Canvaxin. The demonstration of comparability may require additional clinical trials to be conducted. There may be similar requirements if we change our suppliers for other components. We may not be able to demonstrate comparability and the effort to do so may require significant expenditures of time and money, which could have a material and adverse effect on our results of operations.

      Organon Teknika is also subject to FDA rules and regulations. Therefore, our ability to continue to purchase BCG from Organon Teknika could be significantly delayed or halted completely if Organon Teknika failed to comply with applicable regulatory requirements or if the FDA or another regulatory agency instituted a hold on the manufacture of BCG. In addition, Organon Teknika may supply BCG to a number of significant purchasers and may in the future experience capacity constraints that would cause it to limit the quantity of BCG that we can purchase. Organon Teknika manufactures BCG at a single location. Any interruption or unavailability of this critical adjunct to the first two doses of Canvaxin would delay or prevent us from completing our clinical trials and commercializing Canvaxin.

We may encounter difficulties managing our growth, which could adversely affect our results of operations.

      We will need to expand and effectively manage our organization, operations and facilities in order to successfully pursue our research, development and commercialization efforts and secure collaborations to market and distribute our products. We increased the number of our full-time employees from 22 as of December 31, 2000 to 134 as of June 30, 2003, and we expect to continue to grow to meet our strategic objectives. If we continue to grow, it is possible that our management and scientific personnel, systems and facilities currently in place may not be adequate. Our need to effectively manage our operations, growth and various projects requires that we continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and commercialization goals.

If we do not successfully integrate the operations of any future acquisitions, we may incur unexpected costs and disruptions to our business.

      We have made several acquisitions of technologies to enhance our product pipeline, including our acquisition of Cell-Matrix, Inc., a privately held biotechnology company specializing in the field of angiogenesis, in January 2002. We may acquire additional complementary companies, products, product candidates or technologies. Future acquisitions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention to developing acquired technologies;

•	increased amortization expenses;

•	higher than expected acquisition and integration costs;

•	difficulty and cost in combining the operations and personnel of acquired businesses with our operations and personnel;

•	impairment of relationships with key suppliers or customers of acquired businesses due to changes in management and ownership;

•	inability to retain key employees of acquired businesses; and

•	incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions.

If we are unable to retain our management, scientific staff and scientific advisors or to attract additional qualified personnel, our product development efforts will be seriously jeopardized.

      The loss of the services of any principal member of our management and scientific staff could significantly delay or prevent the achievement of our scientific and business objectives. Competition among biotechnology companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. We may be unable to attract and retain these individuals on acceptable terms, if at all. In addition, we do not maintain “key person” life insurance on any of our officers, employees or consultants.

      We have relationships with scientific advisors at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research, development or clinical strategy. These scientific advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these scientific advisors and can generally expect these individuals to devote only limited time to our activities. Failure of any of these persons to devote sufficient time and resources to our programs could harm our business. In addition, these advisors may have arrangements with other companies to assist those companies in developing technologies that may compete with our products.

      We have a consulting agreement with our founder, Donald L. Morton, M.D. This agreement expires in December 2004, and Dr. Morton will thereafter be able to develop products that compete with Canvaxin and our other product candidates. In addition, Dr. Morton has retained the right to use the cell lines in Canvaxin for the diagnosis or detection of cancer.

Any claims relating to our improper handling, storage or disposal of biological, hazardous and radioactive materials could be time-consuming and costly.

      Our research and development involves the controlled use of biological, hazardous and radioactive materials and waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for damages or penalized with fines, and this liability could exceed our resources. We may have to incur significant costs to comply with future environmental laws and regulations.

Product liability claims may damage our reputation and, if insurance proves inadequate, the product liability claims may harm our business.

      We may be exposed to the risk of product liability claims that are inherent in the manufacturing, testing and marketing of therapies for treating people with cancer or other diseases. A product liability claim may damage our reputation by raising questions about a product’s safety and efficacy and could limit our ability to sell one or more products by preventing or interfering with product commercialization. Although we have product liability and clinical trial liability insurance, this coverage may be inadequate, or may be unavailable in the future on acceptable terms, if at all. Defending a suit, regardless of its merit, could be costly and could divert management attention.

Risks Related to Our Financial Results and Need for Financing

We have a history of net losses, which we expect to continue for at least several years and, as a result, we are unable to predict the extent of any future losses or when we will become profitable.

      We have incurred $71.9 million in net losses from our inception through June 30, 2003. To date, we have recognized no significant revenues and we do not anticipate generating significant revenues for at least several years. However, we expect to increase our operating expenses over the next several years as we expand the clinical trials for Canvaxin, advance other product candidates into clinical trials, expand our research and development activities, acquire or license new technologies and product candidates and scale up our manufacturing and quality operations. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with our product development efforts, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

If we fail to obtain the capital necessary to fund our operations, we will be unable to develop or commercialize Canvaxin or other product candidates.

      We will need to raise additional capital in order to expand the clinical trials for Canvaxin, advance other product candidates into clinical trials and expand our research and development activities. Our ability to scale up our manufacturing and quality operations and respond to competitive pressures could be significantly limited if we are unable to obtain the necessary capital. We do not know whether additional financing will be available when needed, or whether it will be available on favorable terms or at all. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•	the expansion of clinical testing for Canvaxin;

•	progress in preclinical development and clinical trials for our other product candidates;

•	the time and costs involved in obtaining and maintaining regulatory approvals for Canvaxin and our other product candidates;

•	progress in, and the costs of, our research and development programs;

•	the scope, prioritization and number of programs we pursue;

•	the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent and other intellectual property claims;

•	the costs of expanding our manufacturing capabilities;

•	our ability to enter into corporate collaborations and the terms and success of these collaborations;

•	our acquisition and development of technologies and product candidates; and

•	competing technological and market developments.

      If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts.

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We currently have no source of revenue and may never become profitable.

      Our ability to become profitable depends upon our ability to generate revenue. To date, Canvaxin has not generated any revenue, and we do not know when or if any of our product candidates will generate revenue. Our ability to generate revenue depends on a number of factors, including our ability to successfully complete our ongoing Phase 3 clinical trials for Canvaxin and obtain regulatory approval to commercialize this product candidate. Even then, we will need to establish and maintain sales, marketing and distribution capabilities. We plan to rely on strategic collaborators to help generate revenues in markets outside of the United States, and we cannot be sure that our collaborations, if any, will be successful. Even if we are able to commercialize Canvaxin, we may not achieve profitability for at least several years after generating material revenue. If we are unable to generate revenue, we may not become profitable, and we may be unable to continue our operations.

Our quarterly operating results may fluctuate significantly.

      We expect our results of operations to be subject to quarterly fluctuations. The level of our revenues, if any, and results of operations at any given time, will be based primarily on the following factors:

•	the status of development of Canvaxin and our other product candidates;

•	the time at which we enter into research and license agreements with strategic collaborators that provide for payments to us, and the timing and accounting treatment of payments to us, if any, under those agreements;

•	whether or not we achieve specified research or commercialization milestones under any agreement that we enter into with collaborators and the timely payment by commercial collaborators of any amounts payable to us;

•	the addition or termination of research programs or funding support;

•	the timing of milestone and other payments that we may be required to make to others; and

•	variations in the level of expenses related to our product candidates or potential product candidates during any given period.

      These factors may cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Risks Related to Our Intellectual Property and Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

      The patent protection of our product candidates and technology is generally very uncertain and involves complex legal and factual questions. We cannot be certain that any of the patents or patent applications related to our products and technology will provide adequate protection from competing products. Our success will depend, in part, on whether we can:

•	obtain and maintain patents to protect our product candidates;

•	obtain and maintain licenses to use certain technologies of third parties, which may be protected by patents;

•	protect our trade secrets and know-how; and

•	operate without infringing the intellectual property and proprietary rights of others.

      We hold exclusive rights to commercialize the technology under the patents related to Canvaxin for the treatment or prevention of cancer in humans under a contribution and exchange agreement between us and

Donald L. Morton, M.D. and a license agreement, and amendments to that agreement, between us and Cancer Diagnostic Laboratories, Inc., a company wholly-owned by Dr. Morton. Cancer Diagnostic Laboratories has retained the rights to this patented technology for diagnostic applications, and has retained the right to control the prosecution of these diagnostic patent applications. However, we have obtained rights to the diagnostic applications under Cancer Diagnostic Laboratories patents and patent applications where necessary for us to treat or prevent cancer in humans.

      In addition, we hold rights to commercialize our anti-angiogenesis product candidates and our rights to additional cell lines for the development of cancer vaccines under agreements that require, among other things, royalty payments on future sales, if any, and our achievement of certain development milestones. We also hold rights to three human monoclonal antibodies under a license from M-Tech Therapeutics, which can be terminated if we determine not to file and obtain approval of an IND application for a licensed product by a specified date and conduct clinical trials for such product, or if we determine not to file and obtain approval of an IND application for a licensed product by a specified date because of negative pre-clinical results.

      We are party to a collaboration agreement with Applied Molecular Evolution, Inc., or AME, to have AME humanize two of our antibodies. AME may terminate the agreement if we fail to make milestone or royalty payments to AME or if we fail to file an IND application for one or more products that incorporate or are derived from one or more of the antibodies that are the subject of the agreement or fail to meet certain other specified commercial development obligations. In the event of such termination, we will be required to grant to AME an exclusive license under all of our patent rights relating to the antibodies that are the subject of this agreement and the products that incorporate or are derived from one or more of the antibodies that are the subject of the agreement. If we were to materially breach any of the agreements discussed above or any of our other license and collaboration agreements, we could lose our ability to commercialize the related technologies, and our business could be materially and adversely affected.

      We cannot be certain that patents will be issued as a result of pending applications filed to date. If a third party has also filed a patent application relating to an invention claimed by us or our licensors, we may be required to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial uncertainties and cost for us, even if the eventual outcome is favorable to us. As a result, the degree of future protection for our proprietary rights is uncertain. For example:

•	we might not have been the first to make the inventions covered by each of our pending patent applications;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	any patents under which we hold rights may not provide us with a basis for commercially-viable products, may not provide us with any competitive advantages or may be challenged by third parties as not infringed, invalid, or unenforceable under United States or foreign laws;

•	any of the issued patents under which we hold rights may not be valid or enforceable; or

•	we may not develop additional proprietary technologies that are patentable.

      Proprietary trade secrets and unpatented know-how are also very important to our research, development and manufacturing activities. However, we cannot be certain that others will not develop the same or similar technologies on their own. Although we have taken steps, including entering into confidentiality and intellectual property disclosure agreements with all of our employees to protect our trade secrets and unpatented know-how and keep them secret, third parties may still obtain this information. In particular, before we obtained commercial development rights to Canvaxin and related technology, development of some of the related technology was carried out at UCLA Medical Center and JWCI over a period of 15 years.

While we have agreements with these parties designed to protect our trade secrets and know-how, these agreements may not be sufficient to prevent all parties who have had access to this proprietary information over the years from using this information to compete with us.

If our products violate third party patents or were derived from a patient’s cell lines without the patient’s consent, we could be forced to pay royalties or cease selling our products.

      We know that others have filed patent applications in various countries that relate to several areas in which we are developing products. Some of these patent applications have already resulted in patents and some are still pending. The pending patent applications may also result in patents being issued. In addition, since patent applications are secret until patents are issued in the United States, or corresponding applications are published in foreign countries, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that Dr. Morton, from whom we have acquired the patent rights for Canvaxin, was the first to make his inventions or to file patent applications for those inventions. Issued patents are entitled to a rebuttable presumption of validity under the laws of the United States and certain other countries. These issued patents may therefore limit our ability to develop commercial products. If we need licenses to such patents to permit us to develop or market our product candidates, we may be required to pay significant fees or royalties and we cannot be certain that we would be able to obtain such licenses at all.

      It is the standard policy of the UCLA Medical Center and JWCI to obtain each patient’s consent to use their tumor cell lines. However, we cannot be certain that all of these consents were obtained. If any of the cell lines that comprise Canvaxin or the other cell lines derived from human tumors that we have acquired were derived from a patient without his or her consent, that patient or his or her estate could assert a claim for royalties on the use of the cell line or prevent us from selling our products.

We may be involved in lawsuits or proceedings to protect or enforce our patent rights, trade secrets or know-how, which could be expensive and time consuming.

      There has been significant litigation in the biotechnology industry over patents and other proprietary rights. One of our issued European patents covering Canvaxin was challenged in Europe by Boehringer Ingelheim GmbH. While we prevailed in the opposition proceeding and the appeal by Boehringer Ingelheim was rejected on procedural grounds, our patents may be the subject of other challenges by our competitors in Europe, the United States and elsewhere. Furthermore, this and other issued patents may be circumvented or challenged and declared narrow in scope, invalid or unenforceable.

      Legal standards relating to the scope of claims and the validity of patents in the biotechnology field are still evolving, and no assurance can be given as to the degree of protection any patents issued to or licensed to us would provide. The defense and prosecution of intellectual property suits and related legal and administrative proceedings can be both costly and time consuming. Litigation and interference proceedings could result in substantial expense to us and significant diversion of effort by our technical and management personnel. Further, the outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party. This is especially true in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. An adverse determination in an interference proceeding or litigation, particularly with respect to Canvaxin, to which we may become a party could subject us to significant liabilities to third parties or require us to seek licenses from third parties. If required, the necessary licenses may not be available on acceptable terms or at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from commercializing our product candidates, which could have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Future sales of our common stock may cause our stock price to decline.

      Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of approximately 64,045,740 shares of common stock, including shares issued upon conversion of our preferred stock, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all common stock that we may issue under our stock incentive plan and employee stock purchase plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting.” If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

Our stock price may be volatile, and you may lose all or a substantial part of your investment.

      Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	changes in the regulatory status of our product candidates, including results of our clinical trials for Canvaxin, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel; and

•	discussion of CancerVax or our stock price by the financial and scientific press and online investor communities such as chat rooms.

      An active public market for our common stock may not develop or be sustained after the offering. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

      Our certificate of incorporation and bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

•	dividing our board of directors into three classes serving staggered three-year terms;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;

•	prohibiting our stockholders from making certain changes to our certificate of incorporation or bylaws except with 66 2/3% stockholder approval; and

•	requiring advance notice for raising matters of business or making nominations at stockholders’ meetings.

      We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors.

We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

      We will have considerable discretion in the application of the net proceeds of this offering. We currently intend to use the net proceeds to:

•	continue the development and prepare for the commercialization of our specific active immunotherapy product candidate, Canvaxin;

•	expand our research and development programs;

•	scale up our manufacturing operations and quality systems;

•	advance our preclinical anti-angiogenesis and human monoclonal antibody product candidates into clinical development;

•	in-license technology and acquire or invest in businesses, products or technologies that are complementary to our own; and

•	working capital and general corporate purposes.

      We have not yet finalized the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders.

If our officers, directors and principal stockholders choose to act together, they may be able to control our management and operations, acting in their best interests and not in the best interests of other stockholders.

      After this offering, our officers, directors and holders of 5% or more of our outstanding common stock will beneficially own approximately           % of our common stock (after giving effect to the conversion of all outstanding shares of our preferred stock, but assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants). As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances, and as a result, our stock price could decline.

      The initial public offering price will be substantially higher than the pro forma, net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $          per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. The exercise of outstanding options and warrants and future equity issuances, including any additional shares issued in connection with acquisitions, will result in further dilution to investors.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this prospectus, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are only predictions and involve known and unknown risks and uncertainties, including the risks outlined under “Risk Factors” and elsewhere in this prospectus.

      Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering will be approximately $           million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $           million.

      The principal purposes of this offering are to obtain additional working capital, establish a public market for our common stock and facilitate our future access to public markets. We expect to use the net proceeds of this offering for working capital and general corporate purposes, including:

•	continue the development and prepare for the commercialization of our specific active immunotherapy product candidate, Canvaxin;

•	expand our research and development programs;

•	scale up our manufacturing operations and quality systems;

•	advance our preclinical anti-angiogenesis and human monoclonal antibody product candidates into clinical development; and

•	in-license technology and acquire or invest in businesses, products or technologies that are complementary to our own.

      Although we periodically engage in preliminary discussions with respect to acquisitions, we are not currently a party to any agreements or commitments and we have no understandings with respect to any acquisitions.

      The amounts and timing of our actual expenditures depend on several factors, including the progress of our research and development efforts and the amount of cash used by our operations. We have not determined the amount or timing of the expenditures in the areas listed above. Pending their use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to (1) the sale of 20,572,789 shares of Series C preferred stock in a recent private financing; (2) the conversion of all of our outstanding shares of preferred stock into 88,470,257 shares of common stock effective upon the closing of this offering; and (3) the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 105,000,000 shares of common stock and 87,943,441 shares of preferred stock; and

•	on a pro forma basis as adjusted to give effect to (1) the anticipated filing of an amendment to our certificate of incorporation to provide for authorized capital stock of shares of common stock and shares of undesignated preferred stock; and (2) the sale by us of shares of common stock at an assumed initial public offering price of $ per share in this offering and the receipt of the estimated net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

      You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	As of June 30, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited)
Cash, cash equivalents and short-term investments	$20,003,244	$61,254,550	$

Long-term debt, net of current portion	3,251,462	3,251,462	$

Redeemable convertible preferred stock, $0.00004 par value actual, pro forma and pro forma as adjusted; actual — 35,791,465 shares authorized; 35,155,040 shares issued and outstanding; pro forma — 56,364,254 shares authorized; no shares issued and outstanding; pro forma as adjusted — shares authorized; no shares issued and outstanding	100,880,817	—

Stockholders’ equity:
Convertible preferred stock, $0.00004 par value actual, pro forma and pro forma as adjusted; actual — 31,579,187 shares authorized; 27,188,877 shares issued and outstanding; pro forma — 31,579,187 shares authorized; no shares issued and outstanding; pro forma as adjusted — shares authorized; no shares issued and outstanding	1,087	—
Common stock, $0.00004 par value actual, pro forma and pro forma as adjusted; actual — 83,700,000 shares authorized; 2,501,835 shares issued and outstanding; pro forma — 105,000,000 shares authorized; 90,972,092 shares issued and outstanding; pro forma as adjusted — shares authorized; shares issued and outstanding	100	3,639
Additional paid-in capital	16,514,870	158,644,541
Unrealized gain on securities available-for-sale	25,855	25,855
Deferred compensation	(3,961,063)	(3,961,063)
Accumulated deficit	(87,950,327)	(87,950,327)

Total stockholders’ equity (deficit)	(75,369,478)	66,762,645

Total capitalization	$28,762,801	$70,014,107	$

      The number of shares in the table above excludes, as of June 30, 2003:

•	7,639,928 shares of common stock subject to options outstanding, at a weighted average exercise price of $0.62 per share;

•	441,991 shares of common stock subject to warrants outstanding, at a weighted average exercise price of $2.53 per share; and

•	732,319 additional shares of common stock reserved for issuance under our stock incentive plan.

      We expect to complete a 1-for- reverse split of our capital stock prior to the completion of this offering. All share amounts have been retroactively adjusted to give effect to this stock split.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the pro forma amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of our common stock outstanding as of June 30, 2003 plus the 20,572,789 shares of Series C preferred stock issued in a recent private financing, and assumes the conversion of all shares of preferred stock outstanding into 88,470,257 shares of common stock.

      Investors participating in this offering will incur immediate, substantial dilution. Our pro forma net tangible book value was $60.8 million, or $0.67 per share of common stock, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the completion of this offering. Assuming the sale by us of                      shares of common stock offered in this offering at an assumed initial public offering price of $          per share, and after deducting the underwriting discount and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2003, would have been $                     million, or $          per share of common stock. This represents an immediate increase in pro forma net tangible book value of $           per share of common stock to our existing stockholders and an immediate dilution of $           per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2003	$0.67
Increase in pro forma net tangible book value per share attributable to new investors

Adjusted pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

      The following table sets forth on a pro forma as adjusted basis, as of June 30, 2003, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing holders of common stock and by the new investors, after deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration			Average
						Price
	Number	Percent	Amount		Percent	Per Share

Existing stockholders	90,972,092	%		$132,831,204	%	$1.46
New investors

Total		100.0%	$		100.0%

      The discussion and tables above assume no exercise of the underwriters’ over-allotment option, the outstanding warrants or any outstanding stock options. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to           % of the total number of shares of common stock to be outstanding after this offering; and the number of shares of common stock held by the new investors will be increased to                      shares or           % of the total number of shares of common stock outstanding after this offering. See “Principal Stockholders.”

      As of June 30, 2003, there were 7,639,928 shares of common stock subject to options outstanding, at a weighted average exercise price of $0.62 per share, and 732,319 shares available for future grant or issuance under our stock incentive plan. As of June 30, 2003, there were also 441,991 shares of common stock subject to warrants outstanding, at a weighted average exercise price of $2.53 per share. We intend to approve an increase in the number of shares of common stock that can be issued under our stock incentive plan and intend to adopt an employee stock purchase plan prior to the completion of this offering. To the extent any of these options or warrants are exercised, new options are issued under our stock option plans or we issue additional shares of common stock in the future, there will be further dilution to new investors. If all of our outstanding options and warrants had been exercised as of June 30, 2003, our pro forma net tangible book value per share after this offering would be $               and total dilution per share to new investors would be $               .

SELECTED CONSOLIDATED FINANCIAL DATA

      The consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001 and 2002 have been derived from our audited financial statements which have been audited by Ernst & Young LLP, our independent auditors and included elsewhere in this prospectus. The balance sheet data as of December 31, 1999 and 2000 and the statement of operations data for the year ended December 31, 1999 have been derived from our audited financial statements not included in this prospectus. The statements of operations data for the six months ended June 30, 2002 and 2003 and the balance sheet data as of June 30, 2003 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, we consider necessary for the fair presentation of the information. Historical results are not necessarily indicative of future results. See notes to the consolidated financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per share. The following selected financial data should be read in conjunction with the financial statements and the notes to such statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data in this section is not intended to replace the financial statements.

					Six Months Ended
	Years Ended December 31,				June 30,

	1999	2000	2001	2002	2002	2003

	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Operating expenses:
Research and development	$329	$3,495	$13,910	$23,024	$11,449	$11,233
General and administrative	—	765	5,441	8,006	3,746	4,120
Amortization of employee stock-based compensation	—	—	—	—	—	464
Purchased in-process research and development	—	—	—	2,840	2,840	—

Total operating expenses	329	4,260	19,351	33,870	18,035	15,817

Other income (expense):
Option fee income	—	1,000	—	—	—	—
Interest income	—	147	909	691	323	220
Interest expense	—	—	(140)	(621)	(246)	(489)

Total other income (expense)	—	1,147	769	70	77	(269)

Net loss	(329)	(3,113)	(18,582)	(33,800)	(17,958)	(16,086)

Dividends and accretion to redemption value of redeemable convertible preferred stock	—	—	(4,105)	(7,636)	(3,336)	(4,299)

Net loss applicable to common stockholders	$(329)	$(3,113)	$(22,687)	$(41,436)	$(21,294)	$(20,385)

Basic and diluted net loss per share(1):
Historical	$(0.01)	$(0.13)	$(60.46)	$(33.81)	$(21.06)	$(11.69)

Pro forma				$(0.57)		$(0.25)

Shares used to compute basic and diluted net loss per share(1):
Historical	23,780	23,587	375	1,225	1,011	1,744

Pro forma				59,007		64,088

(1)	Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of December 31,				As of June 30,

	1999	2000	2001	2002	2003

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and securities available-for-sale	$10	$29,194	$10,103	$36,200	$20,003
Working capital (deficit)	(319)	27,816	5,853	29,466	10,591
Total assets	10	32,854	20,795	55,187	38,548
Long-term debt, net of current portion	—	625	3,353	7,379	3,251
Redeemable convertible preferred stock	—	—	32,455	96,582	100,881
Accumulated deficit	(329)	(3,442)	(26,129)	(67,565)	(87,950)
Total stockholders’ equity (deficit)	(319)	30,651	(20,663)	(55,878)	(75,369)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

      We are a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer. Our lead product candidate, Canvaxin, is one of a new class of products being developed in the area of specific active immunotherapy, also known as therapeutic cancer vaccines. Canvaxin is currently in two Phase 3 clinical trials at more than 50 sites worldwide for the treatment of advanced-stage melanoma. Canvaxin is based on our proprietary specific active immunotherapy development platform that uses human tumor cell lines that express a broad array of tumor related antigens and therefore may have a therapeutic benefit in a number of solid tumors. Canvaxin has also been studied in a Phase 1/2 clinical trial for advanced-stage colorectal cancer, and we are finalizing the design of a Phase 2 clinical trial for patients with Stage III colorectal cancer.

      In addition to Canvaxin, we have a number of product candidates in research and preclinical development, including a specific active immunotherapy product candidate for lung cancer and several monoclonal antibodies and peptides that target various solid tumor cancers. We also plan to identify and develop new product candidates based on our proprietary specific active immunotherapy platform, our anti-angiogenesis technology platform and other technologies.

      We were incorporated in Delaware in June 1998 and have incurred net losses since inception. As of June 30, 2003, our accumulated deficit was approximately $88.0 million. We expect to incur substantial and increasing losses for the next several years as we:

•	continue the development and prepare for the commercialization of our specific active immunotherapy product candidate, Canvaxin;

•	expand our research and development programs;

•	scale up our manufacturing operations and quality systems;

•	advance our preclinical anti-angiogenesis and human monoclonal antibody product candidates into clinical development; and

•	in-license technology and acquire or invest in businesses, products or technologies that are complementary to our own.

      We have a limited history of operations. To date, we have funded our operations primarily through the private placement of equity securities as well as through equipment and leasehold improvement financing.

      We have retained worldwide commercialization rights to Canvaxin and intend to market it though our own sales force in the United States and through strategic collaborations abroad. Our agreements with collaborators may include joint marketing or promotion arrangements. Alternatively, we may grant exclusive marketing rights to our collaborators in exchange for up-front fees, milestones and royalties on future sales, if any. We manufacture Canvaxin at our biologics manufacturing facility, which we believe has the capacity to satisfy commercial demand for several years after the initial launch.

      Our business is subject to significant risks, including the risks inherent in our ongoing clinical trials and the regulatory approval process, the results of our research and development efforts, competition from other products and uncertainties associated with obtaining and enforcing patent rights.

31

      In January 2002, we completed the acquisition of Cell-Matrix, Inc., a private company focused on developing products and technologies in the field of angiogenesis, in a transaction accounted for as a purchase. In connection with the acquisition of Cell-Matrix, we paid cash, assumed $2.5 million of notes payable and issued shares of our acquisition preferred stock which will convert into 2,142,853 shares of our common stock upon completion of this offering. The operating results of Cell-Matrix are included in our results of operations commencing as of the date of acquisition.

Research and Development

      Our research and development expenses consist primarily of costs associated with the clinical trials of our product candidates, compensation and other expenses for research and development personnel, supplies and materials, costs for consultants and related contract research, facility costs, amortization of purchased technology and depreciation. We charge all research and development expenses to operations as they are incurred. Our research and development activities are primarily focused on clinical trials of Canvaxin for advanced-stage melanoma, the development of additional indications for Canvaxin and the development of product candidates based on our proprietary specific active immunotherapy and anti-angiogenesis technology platforms. We are also developing several human monoclonal antibodies that target various solid tumor cancers.

      From our inception through June 30, 2003, we incurred costs of approximately $50.5 million associated with the research and development of Canvaxin. At this time, due to the risks inherent in the clinical trial process, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization. However, we expect our research and development costs to increase as we continue to develop new applications for our proprietary specific active immunotherapy technology, refine our manufacturing processes and move other product candidates through preclinical and clinical trials.

      Clinical development timelines, likelihood of success and total costs vary widely. Although we are currently focused primarily on advancing Canvaxin through Phase 3 clinical trials for advanced-stage melanoma, we anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an on-going basis in response to the scientific and clinical success of each product candidate.

Critical Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 1 to our consolidated financial statements included in this prospectus, we believe the following accounting policy to be critical to the judgments and estimates used in the preparation of our consolidated financial statements:

      Valuation of Goodwill, Intangibles and Other Long-Lived Assets. We are required to periodically assess the impairment of goodwill, intangibles and other long-lived assets which requires us to make assumptions and judgments regarding the carrying value of these assets. The assets are considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of the following events or changes in circumstances:

•	a determination that the carrying value of such assets can not be recovered through undiscounted cash flows;

•	loss of legal ownership or title to the assets;

•	significant changes in our strategic business objectives and utilization of the assets; or

•	the impact of significant negative industry or economic trends.

      If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets. In addition, we base the useful lives and related amortization or depreciation expense on our estimate of the useful life of the assets. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

Results of Operations

      The comparisons which follow compare actual results for the applicable periods and do not reflect any pro forma adjustments for our acquisition of Cell-Matrix in January 2002.

Comparison of the Six Months Ended June 30, 2002 and 2003

      Research and Development Expenses. We generally classify our research and development expenses into three project areas: our specific active immunotherapy platform, including Canvaxin, our anti-angiogenesis platform and our human monoclonal antibody program. The costs related to Canvaxin constituted the majority of our research and development expenses for the six months ended June 30, 2002 and 2003.

      Research and development expenses were $11.4 million for the six months ended June 30, 2002, compared with $11.2 million for the six months ended June 30, 2003. The $215,000 decrease in expenses reflects lower spending for data management costs and the cost of a principal investigators’ meeting associated with the Phase 3 clinical trials for Canvaxin that was held in 2002 but not in 2003.

      General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for administrative, finance, business development, human resources, legal and internal systems support personnel. In addition, general and administrative expenses include insurance costs, professional services and facilities costs. General and administrative expenses were $3.7 million for the six months ended June 30, 2002 compared with $4.1 million for the six months ended June 30, 2003. The $374,000 increase was primarily due to our relocation into the new corporate headquarters and research and development facility which has higher monthly operating expenses than the previous locations and certain employee separation costs.

      Amortization of Employee Stock-based Compensation. In connection with the grant of stock options to employees and directors, we recorded deferred stock-based compensation of $4.4 million for the six months ended June 30, 2003. The $4.4 million represents the difference between the exercise price and the estimated fair value of the underlying common stock on the date the options were granted. We recorded this amount as a component of stockholders’ equity and will amortize the amount, on an accelerated basis, as a non-cash charge to operations over the vesting period of the options. While there was no deferred stock-based compensation or related amortization for the six months ended June 30, 2002, we recorded amortization of deferred stock-based compensation of $464,000 for the six months ended June 30, 2003.

      Purchased In-Process Research and Development. In connection with the Cell-Matrix acquisition in January 2002, and the related purchase price allocation, we recorded an expense of $2.8 million in the first quarter of 2002, representing the write-off of the fair value of acquired in-process research and development that had not reached technological feasibility and had no alternative future use. The principal technology acquired related to anti-angiogenic monoclonal antibodies and peptides that were in the process of being developed. The fair value of each of the in-process research and development projects was based on a cost approach that attempts to estimate the cost of replicating the technology, including outside contracted services, the level of full-time employees and lab supplies that would be required in the development effort, net of tax.

      Interest Income. Interest income was $323,000 for the six months ended June 30, 2002, compared with $220,000 for the six months ended June 30, 2003, a decrease of $103,000. The decrease was due to lower average cash and investment balances and lower prevailing interest rates during 2003.

      Interest Expense. Interest expense was $246,000 for the six months ended June 30, 2002, compared with $489,000 for the six months ended June 30, 2003, an increase of $243,000. The increase was primarily due to our increased debt balances that were incurred during the second half of 2002 related to the purchase of equipment and leasehold improvements.

Comparison of the Years Ended December 31, 2000, 2001 and 2002

      Research and Development Expenses. Research and development expenses were $3.5 million in 2000, compared with $13.9 million in 2001 and $23.0 million in 2002. The expenses are associated with our three main research and development programs, our specific active immunotherapy platform, including Canvaxin, our anti-angiogenesis platform and our human monoclonal antibody program. The costs related to Canvaxin constitute the majority of our research and development expenses for the years ended December 31, 2000, 2001 and 2002.

      The $10.4 million increase in our research and development expenses from 2000 to 2001 primarily reflects a full-year’s operating costs related to the Phase 3 clinical trials for Canvaxin. In April 2001, JWCI transferred the Investigational New Drug, or IND, application for Canvaxin to us. At that time, we assumed full responsibility for the management of the clinical trials, including the expenses related to payments to clinical trial sites and data management fees. Additionally, we hired 64 new employees to expand our research, quality control and clinical departments. The $9.1 million increase in our research and development expenses from 2001 to 2002 reflects several factors, including higher Canvaxin Phase 3 clinical trial data management costs, new hires in the clinical affairs and research departments and a decline in the amount of grant reimbursement funds.

      General and Administrative Expenses. General and administrative expenses were $765,000 in 2000, compared with $5.4 million in 2001 and $8.0 million in 2002. The $4.6 million increase in expenses from 2000 to 2001 was primarily attributable to increased staffing and other personnel costs as we began recruiting and hiring our finance, business development, human resources, legal and internal systems support personnel in the first quarter of 2001. The $2.6 million increase in expenses from 2001 to 2002 was primarily attributable to our relocation into the new corporate headquarters and research and development facility which has higher monthly operating costs than the previous locations as well as increased legal and accounting fees associated with a discontinued financing.

      Interest Income. Interest income was $147,000 in 2000, compared with $909,000 in 2001 and $691,000 in 2002. The $762,000 increase in interest income from 2000 to 2001 was primarily attributable to the higher level of cash available during 2001 from our $29.1 million in net cash proceeds from our sale of Series A preferred stock in December 2000. The $218,000 decrease in interest income from 2001 to 2002 was primarily attributable to lower prevailing interest rates associated with cash investments.

      Interest Expense. Interest expense was zero in 2000, compared with $139,000 in 2001 and $621,000 in 2002. The $139,000 increase in 2001 was a result of the interest expense related to $4.0 million in notes payable that we issued throughout the second half of 2001 to finance equipment purchases. The $482,000 increase in 2002 was a result of the interest expense related to the increase in debt from the $4.9 million of notes payable issued during the fourth quarter of 2002 to finance equipment and leasehold improvements

Liquidity and Capital Resources

      To date, we have funded our operations primarily through the sale of equity securities as well as through equipment and leasehold improvement financing. As of June 30, 2003, we had received approximately $90.3 million from the sale of equity securities. In August 2003, we completed the sale of shares of our Series C preferred stock and received an additional $41.4 in gross proceeds. In addition, as of June 30, 2003, we had financed through leases and loans the purchase of equipment and leasehold improvements totaling approximately $9.1 million, of which $6.1 million was outstanding at that date. These obligations are secured by the purchased equipment and leasehold improvements, bear interest at rates ranging from approximately 8.6% to 14.0% and are due in monthly installments through June 2006.

      As of June 30, 2003, we had $20.0 million in cash and cash equivalents and securities available-for-sale as compared to $36.2 million as of December 31, 2002, a decrease of $16.2 million. This decrease resulted primarily from the increase in our operating loss and principal payments on notes and capital leases. Net cash used in operating activities amounted to $14.5 million for the six months ended June 30, 2003, primarily reflecting the net loss occurring for this period of $16.1 million offset by non-cash charges for depreciation and amortization of $1.0 million and amortization of deferred compensation of $464,000. Net cash used in investing activities (the purchase of capital equipment and intangibles) for the six months ended June 30, 2003 amounted to $455,000. Net cash used in financing activities amounted to $1.1 million for the six months ended June 30, 2003, primarily reflecting the principal payments on notes payable and capital leases.

      Net cash used in operating activities increased from $1.3 million in 2000 to $15.8 million in 2001 and $28.8 million in 2002. The increase in net cash used in operating activities from 2000 to 2001 was primarily due to the increase in our development activities for Canvaxin. The increase in net cash used in operating activities from 2001 to 2002 was primarily due to the increase in our operating expenses as we grew our research and development activities.

      Net cash used in investing activities increased from $3.6 million in 2000 to $7.6 million in 2001 and $14.4 million in 2002. The increase in net cash used in investing activities from 2000 to 2001 related to increased spending for leasehold improvements associated with our manufacturing facility and the acquisition of capital equipment. The increase in net cash used in investing activities from 2001 to 2002 was primarily due to our purchases of securities available-for-sale.

      Net cash provided by financing activities decreased from $34.1 million in 2000 to $4.2 million in 2001, and increased to $59.1 million in 2002. The decrease in net cash provided by financing activities from 2000 to 2001 is due primarily to the proceeds from the sale of $29.1 million of Series A preferred stock in December 2000, net of issuance costs. We did not sell any preferred stock in 2001. The increase in net cash provided by financing activities from 2001 to 2002 was due primarily to the proceeds from the sale of $55.6 million of Series B preferred stock in March 2002, net of issuance costs.

      We anticipate investing approximately $2.0 million through December 31, 2003 for leasehold improvements and capital equipment necessary to support our future growth.

      The following summarizes our long-term contractual obligations as of December 31, 2002:

		Payments Due by Period

		Less than 1	1 to 3	4 to 5	After 5
Contractual Obligations	Total	Year	Years	Years	Years

	(In thousands)
Operating leases	$21,655	$2,260	$4,752	$5,010	$9,633
Capital leases	8	8	—	—	—
Mandatory license payments	1,208	154	389	120	545
Equipment financing	7,216	2,828	4,363	25	—
Other contractual obligations	3,116	2,741	375	—	—

Total	$33,203	$7,991	$9,879	$5,155	$10,178

      We also enter into agreements with clinical sites for the conduct of our clinical trials. We make payments to sites based upon the number of patients enrolled and the length of their participation in the trials. For the 12 months ended December 31, 2002 and the six months ended June 30, 2003, we had made aggregate payments of $1.8 million and $1.0 million, respectively, to clinical sites in connection with our Phase 3 clinical trials for Canvaxin. At this time, due to the variability associated with these agreements, we are unable to estimate with certainty the future patient enrollment costs we will incur.

      Our future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

•	the progress of our clinical trials;

•	the progress of our research activities;

•	the number and scope of our research programs;

•	the progress of our preclinical development activities;

•	our ability to establish and maintain strategic collaborations;

•	the costs involved in enforcing or defending patent claims and other intellectual property rights;

•	the costs and timing of regulatory approvals;

•	the costs of establishing or expanding manufacturing, sales and distribution capabilities;

•	the success of the commercialization of Canvaxin; and

•	the extent to which we acquire or invest in other products, technologies and businesses.

      We believe that the net proceeds from this offering, together with interest thereon and our existing cash and cash equivalents, will be sufficient to meet our projected operating requirements for at least the next 18 months.

      Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources that were primarily generated from the proceeds of offerings of our equity securities and from equipment and leasehold improvement financing. In addition, we may finance future cash needs through the sale of other equity securities, strategic collaboration agreements and debt financing. However, we may not be successful in obtaining collaboration agreements, or in receiving milestone or royalty payments under those agreements. In addition, we cannot be sure that our existing cash and marketable securities resources will be adequate or that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

      As of June 30, 2002 and 2003 and December 31, 2000, 2001 and 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships. We do not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties other than what is disclosed in Footnote 4 to the consolidated financial statements included elsewhere in this prospectus.

Related Party Transactions

      For a description of our related party transactions see the section of this Prospectus entitled “Related Party Transactions.”

Recent Accounting Pronouncements

      In December 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. Amendments are effective for our consolidated financial statements beginning January 1, 2003. We have currently chosen not to adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation. If we are required to adopt such a method, its implementation pursuant to SFAS No. 148 would have a material effect on our consolidated results of operations.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

      Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because the majority of our investments are in short-term marketable securities. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

BUSINESS

Overview

      We are a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer. Our lead product candidate, Canvaxin, is one of a new class of products being developed in the area of specific active immunotherapy, also known as therapeutic cancer vaccines. Canvaxin is currently in two Phase 3 clinical trials at more than 50 sites worldwide for the treatment of advanced-stage melanoma, the deadliest form of skin cancer.

      Canvaxin has been studied in over 2,600 patients in Phase 1 and 2 clinical trials, predominantly in patients with advanced-stage melanoma and also in a small number of patients with advanced-stage colorectal cancer. In retrospective analyses of these clinical trials in patients with melanoma, Canvaxin demonstrated:

•	a statistically significant improvement in survival;

•	clinically-observed positive tumor responses in patients with in-transit melanoma, a form of melanoma with multiple visible metastases;

•	immune responses that correlate with increased probability of survival; and

•	a favorable safety and side effect profile when compared to existing therapies.

      Based on the positive results of these Phase 1 and 2 clinical trials, two Phase 3 randomized, double-blind, placebo-controlled clinical trials were initiated for the treatment of post-surgical patients with advanced-stage melanoma. Canvaxin has received fast track designation from the FDA for the treatment of advanced-stage melanoma and orphan drug designation from the FDA for the treatment of invasive melanoma. If approved, we anticipate launching Canvaxin as a five-year course of therapy in the United States and Europe in 2006.

      We are targeting large disease markets with significant unmet medical needs. Melanoma is the sixth most common cancer in the United States, and colorectal cancer is one of the four most common cancers worldwide. In both indications, existing post-surgical therapeutic alternatives are not highly effective and involve serious toxicity. We have retained worldwide commercialization rights to Canvaxin and intend to market it through our own sales force in the United States and through strategic collaborations abroad. We manufacture Canvaxin at our biologics manufacturing facility, which we believe has the capacity to satisfy commercial demand for several years after the initial launch.

      Canvaxin is based on our proprietary specific active immunotherapy technology platform that uses human tumor cell lines that express a broad array of tumor-related antigens and therefore may have a therapeutic benefit in a number of solid tumors. Canvaxin has been studied in a Phase 1/2 clinical trial for advanced-stage colorectal cancer, and we are finalizing the design of a Phase 2 clinical trial for patients with Stage III colorectal cancer.

      In addition to Canvaxin, we have a number of product candidates in research and preclinical development, including a specific active immunotherapy product candidate for lung cancer and several monoclonal antibodies and peptides that target various solid tumor cancers. We also plan to identify and develop new product candidates based on our proprietary specific active immunotherapy platform, our anti-angiogenesis technology platform, and other technologies.

Industry Background

Cancer

      The World Health Organization estimates that in the year 2000 more than 10 million people were diagnosed with cancer worldwide and 6 million people died from the disease. The American Cancer Society estimates that over 1.3 million people in the United States will be diagnosed with cancer in 2003 and over 500,000 people will die from the disease. Because cancer is a progressive disease, the total number of people living with cancer significantly exceeds the number of patients diagnosed with cancer in a given year.

Melanoma

      Melanoma is the deadliest type of skin cancer and is the sixth most commonly diagnosed cancer in the United States. The worldwide incidence, or number of newly diagnosed cases, of melanoma in 2000 was 132,600, with 37,000 people dying of the disease. The American Cancer Society estimates that in the United States, approximately 54,200 people will be diagnosed with melanoma and 7,600 will die as a result of the disease in 2003. Furthermore, since 1997 the incidence of new melanoma cases in the United States has increased at an average rate of more than 5% per year, one of the highest growth rates for any type of cancer. In 2000, over 510,000 patients in the United States were alive who had been diagnosed with melanoma.

      Melanoma is classified into four stages, which are based on well-defined criteria, including characteristics of the primary tumors, regional lymph nodes and metastases. When melanoma is discovered and treated in the early stages, where the cancer is confined to a local area, patients have a relatively high rate of survival. For example, Stage I patients have a five-year survival rate of over 90%. Once melanoma has advanced to Stage III, where the cancer has spread to the regional lymph nodes, or Stage IV, where the cancer has spread to distant organs, the prognosis for patients is much worse. Five-year survival rates for patients with Stage IV melanoma are between 7% and 19%. In 2001, the American Joint Committee on Cancer estimated that approximately 15% of patients with melanoma were initially diagnosed with advanced-stage melanoma, which consists of Stage III and IV melanoma. However, recent scientific articles suggest that this percentage may grow significantly with the increased use of improved diagnostic techniques. In a February 2003 study in the Journal of American College of Surgeons, approximately 38% of 175 patients originally diagnosed with Stage I or Stage II melanoma should have been categorized as having Stage III melanoma.

      Surgery is widely-accepted as the standard of care for patients with Stage III melanoma. For patients with Stage IV melanoma, surgery is generally of limited benefit because, in many patients, not all tumors can be removed. Although interferon alpha-2b is approved for patients with advanced-stage melanoma, its use has been limited due to significant toxicity and inconsistent efficacy results in clinical trials.

Colorectal Cancer

      Colorectal cancer is one of the most common cancers in the world today, with approximately 945,000 new cases recorded worldwide in 2000 and an estimated 492,000 deaths in the same year. The American Cancer Society estimates that in 2003 approximately 147,000 people in the United States will be initially diagnosed with colorectal cancer and approximately 57,000 people will die as a result of the disease. In 2000, there were approximately 940,000 patients in the United States who were alive with colorectal cancer.

      Colorectal cancer is classified into four stages, which are based on well-defined criteria, including characteristics of the primary tumor, regional lymph nodes and metastases. If detected early, patients with colorectal cancer have a relatively high rate of survival, with five-year survival approaching 90%. However, for patients with advanced-stage colorectal cancer, the prognosis is much worse. Five-year survival rates in Stage IV colorectal cancer are as low as 9%. According to the National Cancer Institute, approximately 40% of patients with colorectal cancer are initially diagnosed with Stage III disease.

      The most widely-prescribed therapies for treatment of patients with advanced-stage colorectal cancer include surgery and the combination of two chemotherapeutic agents. These agents have been associated with substantial toxicity, including treatment-related deaths. In 2002, the FDA approved an additional chemotherapeutic agent, which has similar side effects to other chemotherapeutic agents.

Immunotherapy for the Treatment of Cancer

      The body’s immune system is a natural defense mechanism tasked with recognizing and combating cancer cells, viruses, bacteria and other disease-causing organisms. This defense is carried out mainly by white blood cells in the immune system. Specific subsets of these white blood cells, known as T-cells and B-cells, are responsible for carrying out two types of immune responses in the body, the cell-mediated immune response, and the humoral, or antibody-based, immune response, respectively.

      Cancer cells produce molecules known as tumor-associated antigens, which are present in normal cells but may be over-produced in cancer cells. The T-cells and B-cells have receptors on their surfaces that may enable them to recognize the tumor-associated antigens. For instance, once a B-cell recognizes a tumor-associated antigen, it triggers the production of antibodies that kill the tumor cells. T-cells play more diverse roles, including the identification and destruction of tumor cells.

      While cancer cells may naturally trigger a T-cell-based immune response during the initial appearance of the disease, the immune system response may not be sufficiently robust to eradicate the cancer. The human body has developed numerous immune suppression mechanisms to prevent the immune system from destroying the body’s normal tissues. Cancer cells have been shown to utilize these mechanisms to suppress the body’s immune response against these cells. Even with an activated immune system, the number and size of tumors can overwhelm the immune system.

      Since the first use of the smallpox vaccine in the late 1700s, products have been developed to activate the immune system to prevent various infectious diseases. However, until recently, there had not been significant research focused on the activation of the immune system in the treatment of cancer. Unlike traditional chemotherapeutic approaches to cancer treatment that are designed to kill cancer cells directly, immunotherapy approaches to cancer are intended to activate and stimulate the body’s immune system to fight the cancer.

      Immunotherapy approaches for treating cancer generally fall into three categories:

•	Passive immunotherapy generally relies on the direct administration of monoclonal antibodies designed to target a specific receptor on the surface of a cell or a secreted protein. The introduced antibodies interfere with the functioning of cancer cells or trigger immune responses that may help destroy the cancer.

•	Non-specific active immunotherapy elicits a general immune system response to cancer and includes the use of stimulatory proteins, known as cytokines, such as interferons and interleukins. Because this type of therapy is not targeted exclusively at cancer cells, it frequently generates significant side effects. Non-specific active immunotherapy also includes other stimulatory agents such as bacillus Calmette-Guérin, known as BCG.

•	Specific active immunotherapy generates targeted cell-mediated and antibody immune responses focused on specific antigens expressed by cancer cells. Specific active immunotherapy is an emerging immunotherapeutic approach to the treatment of cancer that includes the use of whole cells, peptides, antigens, cell fragments and oncolytic viruses.

Anti-Angiogenesis for the Treatment of Cancer

      In a process known as angiogenesis, cancer cells stimulate the formation of new blood vessels in order to bring oxygen and nutrients to rapidly-growing tumor tissue. The onset of angiogenesis is caused mainly by tumor cell production of growth factors that activate the cells that line the blood vessels. These activated cells begin to divide and lead to the remodeling of the extracellular matrix, which is a dense protein network that provides support and growth signals for blood vessels and tumors. In addition, these activated cells migrate to the remodeled extracellular matrix to form new blood vessels to support the growth of an existing tumor. Newly-formed blood vessels create a potential conduit for the tumor to metastasize. By inhibiting the angiogenesis process, it may be possible to restrict blood supply to a tumor, limiting its ability to grow and metastasize.

Our Pipeline

      The table below lists our principal product candidates:

Product Candidates	Targeted Disease	Status	Commercialization Rights

Specific Active Immunotherapy
Canvaxin	Stage III melanoma	Phase 3	CancerVax
	Stage IV melanoma	Phase 3	CancerVax
	Stage III colorectal cancer	Planned Phase 2	CancerVax
Canvaxin with GM-CSF	Stages II, III and IV melanoma	Phase 1/2	CancerVax
Lung cancer candidate	Lung cancer	Research	CancerVax
Anti-Angiogenesis
Three monoclonal antibodies	Solid tumors	Preclinical	CancerVax
	Ophthalmic diseases	Preclinical	Eyetech Pharmaceuticals
Various peptides	Solid tumors, ophthalmic diseases	Research	CancerVax
Human Monoclonal Antibodies
Three human antibodies	Solid tumors	Preclinical	CancerVax

Canvaxin and Other Specific Active Immunotherapy Programs

      Canvaxin, initially developed by our founder, Donald L. Morton, M.D., is composed of three carefully selected human tumor cell lines that contain a broad array of tumor-related antigens and invoke a strong immune response in most melanoma patients. Since 1985, over 2,600 patients have been treated with Canvaxin in various Phase 1 and Phase 2 clinical trials primarily supported by the National Institutes of Health. Results from these clinical trials demonstrate that Canvaxin has a favorable safety and side effect profile relative to existing therapies for the treatment of patients with advanced-stage melanoma.

Advantages of Our Specific Active Immunotherapy Platform

      Our specific active immunotherapy technology, on which Canvaxin is based, is a proprietary platform that can potentially be applied to treat a number of solid tumor cancers. We believe our technology may be more effective than other immunotherapeutic approaches because of the following characteristics:

•	Use of Whole Cells. This technology uses whole cells, which may stimulate a stronger immune response than other immunotherapy approaches that use cell fragments, peptides or antigens alone. These whole cancer cells have been irradiated to prevent replication, but they continue to produce antigens and stimulate the immune system for a period of days to weeks after they have been injected into a patient. In contrast, we believe that cell fragments, peptides and antigens are more likely to rapidly degrade in the body, which minimizes their ability to stimulate the immune system.

•	Polyvalence. This technology exposes the immune system to multiple antigens that are associated with a wide range of solid tumors. These antigens appear in unpredictable patterns and concentrations among different people and within an individual’s cancer as it evolves over time. We believe the presentation of numerous antigens, termed polyvalence, is an important element in eliciting a therapeutic immune response in most patients and reducing a tumor cell’s ability to escape the immune response. For example, Canvaxin contains at least 38 antigens that may be associated with tumors and may induce an immune response. Other approaches based upon a single tumor-associated antigen or a few tumor-associated antigens may not demonstrate therapeutic value if they do not stimulate a sufficiently broad immune response, particularly as the tumor changes over time.

•	Allogeneity. This technology employs non-patient-specific, or allogeneic, tumor cell lines selected for their ability to elicit an immune response and their expression of a large number of tumor-associated antigens. This is distinct from the autologous, or patient-specific, approach in which a specific active immunotherapy product is created from cells extracted from a patient’s own tumor. We believe there are numerous potential advantages to our allogeneic approach, including a standardized manufacturing procedure, reduced costs, simplified distribution and improved quality control. Additionally, since allogeneic specific active immunotherapeutics contain a different profile of antigens than the profile to which a recipient has previously been exposed, we believe that these allogeneic immunotherapeutics may induce a better anti-tumor immune response than autologous immunotherapeutics.

Canvaxin for the Treatment of Patients with Melanoma

On-Going Phase 3 Clinical Trials for Advanced-Stage Melanoma

      Canvaxin is in two Phase 3 clinical trials for Stage III and Stage IV melanoma at more than 50 sites worldwide, including many of the leading melanoma treatment centers in the United States, Europe and Australia. We plan to enroll a total of approximately 1,120 patients in our Stage III melanoma clinical trial and approximately 670 patients in our Stage IV melanoma clinical trial. As of August 1, 2003, we had enrolled over 700 patients in the Stage III melanoma clinical trial and 290 patients in the Stage IV melanoma clinical trial. If approved, we anticipate launching Canvaxin for the treatment of patients with advanced-stage melanoma in the United States and Europe in 2006.

      The Phase 3 clinical trials are randomized, double-blind, placebo-controlled studies designed to detect an increase in median overall survival in patients treated with Canvaxin plus BCG, an adjuvant, compared to those treated with a placebo plus BCG. An adjuvant is a substance that is administered with another therapy, such as Canvaxin, to enhance the immune response. In the protocols for both clinical trials, patients are required to have their primary tumor and all known metastases surgically removed prior to randomization. The treatment protocols call for a total of 33 doses of Canvaxin over a five-year course of therapy, with 15 doses administered in the first year, six in the second year and four doses in each of the third, fourth and fifth years of treatment. In these clinical trials, we administer Canvaxin along with BCG with the first two doses of therapy.

      Both Phase 3 clinical trials were designed with three interim analyses. At each interim analysis, an independent data and safety monitoring board will review unblinded data from the clinical trials primarily to evaluate the safety of Canvaxin. In the event that statistical significance in the efficacy of Canvaxin is observed, the FDA may agree to stop the clinical trials. In this event we would discuss filing a biologics license application, or BLA, with the FDA based on the clinical data accumulated at that time. However, it is possible that in connection with any of the interim analyses or at any other stage of the trials, the monitoring board may determine that there are safety risks associated with Canvaxin or that it is not sufficiently efficacious to continue the trials.

Phase 2 Results

      Canvaxin has been studied in over 2,600 patients in Phase 1 and 2 clinical trials at JWCI and UCLA, primarily in patients with advanced-stage melanoma and also in a small number of patients with advanced-stage colorectal cancer. JWCI has compiled a database of approximately 11,000 patients with melanoma treated at JWCI and UCLA, including over 2,600 patients who received Canvaxin. Using this database, clinicians and statisticians at JWCI and other institutions performed a number of analyses comparing the difference in survival of patients who received Canvaxin to patients who did not receive Canvaxin. Several analyses were recently published in the Journal of Clinical Oncology and the Annals of Surgery. The following chart depicts the results from the principal retrospective survival analyses:

Patients treated with Canvaxin vs. Patients not treated with Canvaxin

				Median	Five-Year
Disease Stage	Number of Patients		Patient Population	Overall Survival	Survival
(p-vales)(1)

Melanoma — Stage III	Canvaxin Non-Canvaxin Total	935 1,667 2,602	All patients(2)	56.4 vs. 31.9 mos. (p-value = 0.0001)	49% vs. 37%

Melanoma — Stage III	Canvaxin Non-Canvaxin Total	739 739 1,578	All patients matched according to key prognostic factors(2)	55.3 vs. 31.6 mos. (p-value = 0.0001)	48.8% vs. 36.8%

Melanoma — Stage IV	Canvaxin Non-Canvaxin Total	150 113 263	All patients(3)	36 vs. 18 mos. (p-value = 0.0001)	39% vs. 19%

Melanoma — Stage IV	Canvaxin Non-Canvaxin Total	107 107 214	All patients matched according to key prognostic factors(3)	38 vs. 19 mos. (p-value = 0.0009)	39% vs. 20%

(1)	P-values indicate the likelihood that the results were due to random statistical fluctuations rather than a true cause and effect. The lower the p-value, the more likely there is a true cause and effect relationship.

(2)	All patients with Stage III melanoma who were included in the JWCI database and had their primary tumor and regional lymph nodes resected, or removed, between 1971 and 1998 were included in the analysis. Patients in the Canvaxin-treated group received the product between 1984 and 1998.

(3)	All patients with Stage IV melanoma who were included in the JWCI database and had their primary tumor and all known metastases resected between 1971 and 1997 are included in the analysis. Patients in the Canvaxin-treated group received the product between 1984 and 1998.

     Results from these clinical trials demonstrate that Canvaxin has a favorable safety and side effect profile relative to existing therapies for the treatment of patients with advanced-stage melanoma. Canvaxin is generally well tolerated by patients and the most common adverse event is injection site reaction which is more severe with the first two injections that contain BCG. Other common side effects include fatigue, chills, myalgia and headaches, but these are usually mild.

      Stage III Melanoma. A series of retrospective analyses was published in the Annals of Surgery in October 2002 comparing the survival of post-surgical patients with Stage III melanoma who received Canvaxin with those patients who did not receive Canvaxin.

      One analysis evaluated survival in patients with Stage III melanoma who underwent surgery to completely remove their primary tumors and regional lymph nodes at UCLA and JWCI between 1971 and 1998. In this analysis, 935 patients received Canvaxin and 1,667 patients did not receive Canvaxin. The median overall survival was 56.4 months for patients who received Canvaxin compared to 31.9 months for patients who did not receive Canvaxin. This increase in median overall survival of 24.5 months for patients who received Canvaxin is statistically significant, with a p-value of 0.0001. The survival benefit conferred by Canvaxin in the treatment of patients with Stage III melanoma was also assessed in a matched-pair analysis, where patients who received Canvaxin were matched on a one-to-one basis by a computer program with patients who did not receive Canvaxin. Patients were matched according to the following key prognostic factors: the number and size of lymph node metastases, patient age and gender. We believe that melanoma is particularly well suited for retrospective matched-pair analyses because the key prognostic factors have been thoroughly studied and documented by the American Joint Committee on Cancer based on analyses of over

17,000 patients. In this matched-pair analysis using the JWCI database, patients were evaluated after surgical removal of their primary tumors and regional lymph nodes. Results comparing 739 patients who received Canvaxin to the same number of patients who did not receive Canvaxin indicated an increase in median overall survival of 23.7 months, with a p-value of 0.0001. The median overall survival for the Canvaxin-treated group was 55.3 months compared to 31.6 months for the group of patients who had not received the vaccine. In addition, the five-year survival rate in the Canvaxin-treated group was 48.8% compared to 36.8% in patients who had not received the vaccine. In these analyses, survival was measured from the time of surgery. The following chart depicts the overall survival rate for the patients studied in the matched-pair analysis:

Stage III Melanoma Matched Pair Survival Analysis

      Additionally, a regression analysis was used to calculate the relative impact of various factors on a patient’s risk of dying, which is known as a hazard ratio. Patients receiving Canvaxin in Phase 2 clinical trials had a hazard ratio of 0.64 relative to patients who did not receive Canvaxin, which means that patients who did not receive Canvaxin were 56% more likely to die. These results were statistically significant, with a p-value of 0.0001.

      Stage IV Melanoma. Similar retrospective analyses for patients with Stage IV melanoma who received Canvaxin in Phase 2 clinical trials were presented in the Journal of Clinical Oncology in December 2002. In an analysis of all 263 patients from the JWCI database with Stage IV melanoma who had their tumors removed between 1971 and 1997, those patients who received Canvaxin demonstrated approximately a doubling in median overall survival versus those patients who did not receive Canvaxin, 36 months for Canvaxin-treated patients compared to 18 months for non-treated patients. These results were statistically significant, with a p-value of 0.0001.

      A further survival analysis was performed on this group of 263 patients by matching patients according to three prognostic variables: gender, site of initial distant metastases and number of involved sites. Using a computerized program, 107 pairs of patients were matched according to these variables. Results of this retrospective matched-pair analysis comparing 107 patients with Stage IV melanoma who received Canvaxin in Phase 2 clinical trials to the same number of patients from JWCI’s database who did not also indicated a statistically significant survival benefit. Patients who received Canvaxin experienced an approximate doubling in median overall survival when compared to similar patients who did not receive Canvaxin. The median overall survival for the Canvaxin-treated group was 38 months compared to 19 months for the patients who did not receive Canvaxin. The results were statistically significant, with a p-value of 0.0009. The five-year survival rate in the Canvaxin-treated group was 39% compared to 20% in the patient group that did not receive Canvaxin. In these analyses, survival of the Canvaxin-treated group was measured from the time of the first administration of Canvaxin following surgery, while survival of the non-Canvaxin-treated group was measured from the time of surgery. The following chart depicts the overall survival rate for the patients studied in the matched-pair analysis:

Stage IV Melanoma Matched Pair Survival Analysis

      Tumor Response Data. Canvaxin’s ability to produce an immune response that causes melanoma tumors to regress was demonstrated in patients with in-transit melanoma who received Canvaxin in Phase 2 clinical trials. In-transit melanoma is a rare condition in which multiple metastases are clearly visible on the skin. As a result, tumor responses in these patients can be easily assessed.

      As reported in the May 1999 edition of Cancer, 54 patients with in-transit melanoma were treated at JWCI with Canvaxin between 1985 and 1997. In this patient population, 41% of patients treated with Canvaxin experienced stabilization of their disease or an improvement in their disease status, including 13% who demonstrated a complete response, with a median duration of complete response greater than 22 months.

      Immune Response Data. In the September 1998 Journal of Clinical Oncology, it was reported that approximately 85% of patients generated an immune response to Canvaxin that correlated with improved overall survival. This study demonstrated that patients who generated both cellular and humoral immune responses to Canvaxin had a longer survival rate than patients who did not generate an immune response. In addition, patients who had only a cellular or a humoral immune response demonstrated a decreased overall survival rate when compared with patients who demonstrated both. Patients who did not generate an immune response to Canvaxin experienced the shortest overall survival rate of the three groups.

      High-Dose Interferon Data. Based on the consistency of our results in Phase 2 clinical trials, a multicenter, randomized Phase 3 clinical trial of Canvaxin was initiated in the treatment of patients with Stage III melanoma compared to patients who received high-dose interferon. As a result of the substantial toxicity of high-dose interferon, many patients who received high-dose interferon dropped out of the clinical trial. In agreement with the National Cancer Institute and the FDA, enrollment in the clinical trial was discontinued and the design was modified to the current Phase 3 clinical trial design. Prior to the change in the protocol, 43 patients were enrolled at six clinical trial sites, and we continue to collect data on these patients. The survival data for patients who received Canvaxin in this clinical trial were consistent with the survival trends observed for patients who received Canvaxin in a retrospective matched-pair analysis of JWCI data from Phase 2 clinical trials in Stage III melanoma.

      Canvaxin with GM-CSF. In association with JWCI, we are studying the clinical effect of administering GM-CSF to patients who receive Canvaxin and BCG in a Phase 1/2 clinical trial for patients with Stage II, III or IV melanoma who are not eligible for our ongoing Phase 3 clinical trials. In this clinical trial, patients were randomized to receive either Canvaxin and BCG or Canvaxin, BCG and GM-CSF. BCG is administered to all patients during the first two doses of therapy. GM-CSF, a stimulatory protein, is administered in addition to Canvaxin and BCG during the first four months to patients randomized to that arm of the study.

      The purpose of this clinical trial is to determine whether administering GM-CSF with Canvaxin and BCG will stimulate an enhanced immune response relative to patients who receive only Canvaxin plus BCG. We have completed enrollment in this clinical trial, with a total of 120 patients. This clinical trial is being supported in part by a grant to JWCI from the National Cancer Institute. We plan to initiate studies to evaluate Canvaxin in conjunction with other adjuvants and co-stimulatory molecules to determine whether these approaches may further enhance the efficacy of Canvaxin.

      Stage II Melanoma. At the 2003 meeting of the American Society of Clinical Oncologists, Dr. Morton presented data from a retrospective matched-pair analysis of 153 patients with Stage II melanoma who received Canvaxin compared to those who did not following surgical removal of any detectable tumors. In a preliminary analysis of this data, overall survival was higher in patients who received Canvaxin. At this time, median overall survival has not been reached, and the data continue to be analyzed.

      Non-Resectable Stage IV Melanoma. At the same American Society of Clinical Oncologists meeting, Dr. Morton also presented data from a retrospective matched-pair analysis comparing 203 patients with Stage IV melanoma whose disease was not fully surgically resectable. Patients were matched in the analysis by gender, specific site of metastasis and number of tumor-involved organ sites. Even in this challenging patient population, median overall survival was significantly higher in patients who received Canvaxin compared to those who did not receive Canvaxin. The median overall survival rates for the Canvaxin-treated population was 11 months versus 7 months for the patient group who did not receive Canvaxin. The one-year, two-year and three-year overall survival rates in the Canvaxin-treated group were 45%, 20% and 12%, respectively, compared to survival rates in the patient group who did not receive Canvaxin, which were 29%, 13% and 9%, respectively. The results were statistically significant, with a p-value of 0.006.

Canvaxin for the Treatment of Patients with Colorectal Cancer

Proposed Phase 2 Clinical Trial for Stage III Colorectal Cancer

      We are developing the final design for a Phase 2 clinical trial with Canvaxin in patients with Stage III colorectal cancer who have had surgical resection of their primary tumors and lymph node metastases.

Phase 1/2 Results for Patients with Stage IV Colorectal Cancer

      Based on the number of shared antigens between colorectal cancer and Canvaxin, a Phase 1/2 clinical trial was conducted to evaluate immune responses to Canvaxin in patients with Stage IV colorectal cancer. Results of this study were published in the May 2001 Annals of Surgical Oncology. The study demonstrated that Canvaxin induced both a cell-mediated and antibody response in many patients. While a preliminary analysis of data from this 27-patient study indicated that patients who had a clearly defined immune response also experienced a statistically significant improvement in overall survival from 13 months to 31 months, a later analysis of the results showed that while patients who demonstrated an immune response had greater survival, the difference was no longer statistically significant. Although the group of patients in this clinical trial is too small to be predictive of survival, we believe that the immune response elicited by Canvaxin may result in an improved prognosis in patients with colorectal cancer.

Additional Specific Active Immunotherapy Programs

Lung Cancer Product Candidate

      We have identified many cross-reactive antigens between Canvaxin and lung cancer and are currently screening lung cancer cell lines for additional immunogenic antigens. Our intent is to identify one or more cell lines that contain a large number of lung cancer-associated antigens to create a specific active immunotherapy product for the treatment of this disease. We plan to select one or more lung cancer cell lines to add to Canvaxin, complete preclinical studies and submit an Investigational New Drug, or IND, application to begin a Phase 1/2 study in lung cancer.

Other Indications

      In addition to our current development programs for melanoma, colorectal cancer and lung cancer, we plan to initiate clinical trials to assess the efficacy of product candidates developed with our proprietary specific active immunotherapy development platform in other cancers that express antigens that are expressed by the cells in Canvaxin. We also have established a research program to screen, test and incorporate additional tumor cell lines into our specific active immunotherapy development platform, which may expand our technology to the treatment of other solid tumor cancers that share fewer antigens with the cell lines used for Canvaxin. Potential indications for products developed from our platform include renal, prostate, breast, pancreatic and brain cancers.

Anti-Angiogenesis Programs

      Through our January 2002 acquisition of Cell-Matrix, Inc., we acquired unique therapeutic and diagnostic anti-angiogenesis technology and several product candidates. To complement this technology, in June 2003, we licensed from New York University the rights to several peptides that may also inhibit angiogenesis. We believe that this platform of complementary technologies, which have a mechanism of action that is distinct from anti-angiogenesis products currently in development by other companies, will provide us with an opportunity to develop products that target various solid tumors.

Advantages of Our Anti-Angiogenesis Platform

      Our antibodies and peptides bind to new sites exposed on proteins, such as collagen, during the remodeling of the extracellular matrix. Because our antibodies bind preferentially to collagen that has been remodeled rather than to normal collagen, we believe our monoclonal antibodies may be more specific and cause fewer side effects than other therapies that interact with targets that have broad biologic activity. Additionally, collagen may provide a better long-term target than binding sites found directly on tumor cells because it is a stable structure that may be less likely to mutate than tumor cells.

Anti-Angiogenesis Product Candidates

      Several of our anti-angiogenesis product candidates are in preclinical development, and we are currently selecting a lead antibody to be evaluated in clinical trials. Two of our humanized monoclonal antibodies have demonstrated the ability to inhibit angiogenesis and tumor growth in animal models of melanoma and breast cancer. Specifically, our humanized antibody QH2B has demonstrated the ability to inhibit human breast cancer and melanoma tumor growth by up to 61% and 54%, respectively, in mouse models. Humanized antibody 2D4 has been shown to inhibit tumor growth in melanoma in a mouse model by 71%. We also have several peptides that are directed at various binding sites on the extracellular matrix. We have sublicensed our rights to ophthalmic indications for our lead monoclonal antibodies and the underlying technology to Eyetech Pharmaceuticals, Inc.

Human Monoclonal Antibodies

      In October 2002, we licensed the exclusive worldwide commercialization rights from M-Tech Therapeutics, Inc. to three human monoclonal antibodies. These monoclonal antibodies have been tested in preclinical models and appear to target tumor-associated antigens that are expressed in a variety of solid tumor cancers. We are planning to conduct further preclinical evaluations of these human monoclonal antibodies.

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Our Strategy

      Our objective is to establish our position as a leader in the development and marketing of specific active immunotherapy and other biological products for the treatment and control of cancer. Key aspects of our corporate strategy include the following:

•	Obtain Regulatory Approval of Canvaxin for the Treatment of Patients with Advanced-Stage Melanoma. We are working to complete our Phase 3 clinical trials for the treatment of patients with advanced-stage melanoma and launch Canvaxin as promptly as practicable. We plan to file a biologics license application, or BLA, with the FDA at the conclusion of one or both of our Phase 3 clinical trials and, if approved, anticipate launching Canvaxin for advanced-stage melanoma in the United States and Europe in 2006.

•	Directly Market Canvaxin in the United States and Establish Strategic Collaborations to Market Canvaxin Abroad. We plan to build a focused sales force to market Canvaxin to the relatively concentrated group of oncologists in the United States who specialize in the treatment of patients with advanced-stage melanoma. We intend to establish strategic collaborations to market Canvaxin in Europe, Australia and elsewhere.

•	Expand the Indications for Canvaxin. We are currently developing the final design of our Phase 2 clinical trial for the treatment of patients with Stage III colorectal cancer. We also are evaluating the potential for Canvaxin to be used for the treatment of patients with other solid tumor cancers, either alone or in combination with additional therapeutic products.

•	Leverage Our In-House Manufacturing Capabilities to Support the Commercialization of Canvaxin and Our Other Product Candidates. We have built our own biologics manufacturing facility and are developing a standardized manufacturing process for Canvaxin to further our ability to commercialize Canvaxin. In addition, we intend to leverage the experience that we have gained from developing the manufacturing process for Canvaxin to our additional biological product candidates.

•	Create Additional Product Candidates Using Our Proprietary Specific Active Immunotherapy Technology Platform. We are currently conducting research on lung cancer cell lines and anticipate completing preclinical studies and filing an IND to begin a Phase 1/2 study in lung cancer. We believe our proprietary specific active immunotherapy technology platform will allow us to target other solid tumor cancers such as renal, prostate, breast, pancreatic and brain cancers.

•	Advance the Development of Our Preclinical Product Candidates. We plan to continue to advance our preclinical antibodies and peptides into clinical trials for the treatment of various solid tumor cancers.

•	Identify Additional Product Candidates Based on Our Anti-Angiogenesis Technology Platform. We plan to leverage our research and preclinical experience in angiogenesis to identify additional product candidates that will interact with sites exposed during the remodeling of the extracellular matrix. In addition, we intend to explore using our anti-angiogenesis product candidates in combination with other therapies such as immunotherapy, chemotherapy and radiation.

•	Expand Our Product Pipeline and Technologies Through Acquisitions and Licensing. In addition to our internal development efforts, we plan to selectively license and acquire product opportunities, technologies and businesses that complement our target markets. For example, we acquired Cell-Matrix in January 2002 and entered into a license agreement with New York University in June 2003 to acquire the rights to our platform of anti-angiogenesis technologies.

Marketing

      We intend to market and sell Canvaxin and future products directly through an internal sales and marketing organization in the United States. The three groups of clinicians that are primarily involved in the diagnosis and treatment of melanoma are surgeons/ surgical oncologists, dermatologists and medical oncologists. We have begun to develop relationships with each of these groups of clinicians by establishing a presence at trade and medical meetings and scientific symposia as well as through scientific advisory panels.

      In the United States, the treatment of advanced-stage melanoma is quite concentrated, with a limited number of centers treating the majority of patients. As a result, we believe that a small, focused sales and marketing organization will enable us to effectively penetrate our target markets. We plan to build a sales force of approximately 75 to 100 sales representatives to launch Canvaxin for advanced-stage melanoma.

      Outside of the United States, we plan to establish strategic collaborations for the marketing and development of Canvaxin. We may enter into collaboration agreements with third parties with respect to other cancer therapeutics that we may develop, which may include co-marketing or co-promotion arrangements. Alternatively, we may grant exclusive marketing rights to our strategic collaborators in exchange for up-front fees, milestone payments and royalties on future sales, if any.

Manufacturing and Supply

      We produce Canvaxin in our biologics manufacturing facility for use in our clinical trials and plan to manufacture commercial quantities at the same facility. This facility is operated in accordance with the FDA’s current good manufacturing practices, known as cGMPs. We use standard biologics manufacturing processes to produce Canvaxin. We separately grow the individual cell lines, which are then harvested, pooled and dispensed into individual vials for storage in the vapor phase of liquid nitrogen. Next, Canvaxin is irradiated to ensure that the cells are unable to replicate. Prior to shipment, each lot of Canvaxin is tested to ensure that the quality, purity and potency of the product conform to all applicable performance standards. We take these steps in an effort to assure that each released lot of Canvaxin meets specifications that have been accepted by the FDA and other regulatory agencies.

      During the last year, we modified our manufacturing process for Canvaxin and switched from a small volume flask process to a larger scale flask process in an effort to improve our manufacturing process and scale up our manufacturing capability to produce larger quantities of this product candidate. We introduced Canvaxin manufactured with these new processes in our two Phase 3 clinical trials for advanced-stage melanoma in 2003.

      We obtain BCG, an adjuvant that we administer to patients with the first two doses of Canvaxin, from a single source of supply, Organon Teknika Corporation. Our supply agreement with Organon Teknika, which was assigned to us in July 2000, had an initial term of one year beginning in April 1998, with automatic renewals for successive one year terms. However, under some circumstances, Organon Teknika can terminate the agreement if we fail to purchase BCG under the agreement for specified periods of time. FDA regulations require that if the manufacturing source of BCG is changed, comparability must be demonstrated before patients can be administered BCG from the alternate source with Canvaxin.

Collaborations

      We engage in collaborations with private industry and academic institutions in the course of conducting our research and clinical studies.

     John Wayne Cancer Institute

      JWCI is a leading cancer treatment and research center located in Santa Monica, California. Our founder, Donald L. Morton, M.D., began working in the field of specific active immunotherapy at the National Institutes of Health. He later continued his research and development on specific active immunotherapy technology at UCLA and subsequently at JWCI, where he is currently Medical Director and Surgeon-in-Chief. In April 2001, JWCI transferred the IND for the Phase 3 clinical trials of Canvaxin in advanced-stage melanoma to us. Once we assumed responsibility for the IND, we discontinued enrolling patients into the Phase 3 clinical trials at JWCI to avoid the appearance of a conflict of interest. We continue to work with JWCI on various Phase 2 clinical trials involving Canvaxin, including the ongoing Phase 1/2 clinical trial testing Canvaxin with GM-CSF.

      In 2001, we entered into a clinical trial services agreement with JWCI under which we are required to reimburse JWCI for all approved payments to clinical trial study sites that are not covered by National Cancer Institute grants. In July 2002, this agreement was amended to require us to directly reimburse the clinical trial study sites for the approved payments that are not covered by National Cancer Institute grants. Pursuant to a cross-license agreement with JWCI, under which JWCI transferred to us the rights to certain technology developed at JWCI related to Canvaxin, as well as certain other technology, we committed to pay upfront and periodic payments totaling $1,250,000 and to issue to JWCI a specified ownership interest in us. In August 2000, we satisfied the ownership commitment by issuing 1,250,000 shares of common stock to JWCI. As of June 30, 2003, we have paid JWCI installments totaling $875,000, and we are obligated to pay three additional installments to JWCI of $125,000 each in 2004, 2005 and 2006. We also are obligated to pay JWCI a specified percentage of the initial net royalties we receive from any sublicensees from sales of Canvaxin, if any, up to a maximum of a specified maximum amount. Subsequently, we are obligated to pay JWCI a specified royalty on net sales of Canvaxin to third parties, if any, by us, our sublicensees and affiliates.

     Applied Molecular Evolution

      In November 1999, we entered into a collaboration agreement with Applied Molecular Evolution, Inc., or AME, in San Diego, California to have AME humanize two of our antibodies. A humanized antibody is constructed by replacing portions, known as peptides, of the antibody of a non-human species with peptide sequences that match the human sequence. This process reduces the likelihood of an immune response against the antibody in the patient. In consideration for humanizing the antibodies, we paid AME a fixed fee for each antibody. In addition, AME is entitled to certain milestone payments and royalties on net sales of products, if any, developed using these antibodies. From January 2002, the date we acquired Cell-Matrix and assumed this agreement, through June 30, 2003, we have not recognized any expenses under the agreement. The agreement expires ten years after the date of the first commercial sale of the last product that incorporates or is derived from one or more of the antibodies that are the subject of the agreement. If we fail to make milestone or royalty payments to AME or if we fail to file an IND application for one or more products that incorporate or are derived from one or more of the antibodies that are the subject of the agreement by a specified date or fail to meet certain other specified commercial development obligations, then AME has the right to terminate the agreement. In the event of such termination, we will be required to grant to AME an exclusive license under all of our patent rights relating to the antibodies that are the subject of the agreement and the products that incorporate or are derived from one or more of the antibodies that are the subject of the agreement and will have to assign and deliver copies of all related regulatory filings. In exchange for this exclusive license, we would be entitled to royalties on both future net sales and payments received as consideration for the grant of a sublicense, if any. We have no future obligation to humanize additional monoclonal antibodies with AME.

     University of Southern California

      We hold exclusive, worldwide licenses to specified technology originating from the University of Southern California, or USC. We entered into license agreements with USC in September 1999 and May 2000 for specific anti-angiogenesis technology. In consideration for these technology licenses, we paid up-front license fees to USC and we are obligated to pay USC royalties on future net sales of products relating to our licenses, subject to a minimum annual royalty payment commencing on the third anniversary of the agreements. From January 2002, the date we acquired Cell-Matrix and assumed this agreement, through June 30, 2003, we have recognized a total of $15,000 in expenses under the license agreements. The license agreements terminate upon the later of the expiration of the last of any patent rights to licensed products that are developed under the applicable agreement or 15 years from the effective date of the applicable agreement. We may terminate the USC license agreements for any reason following 30 days’ written notice to USC.

     Scripps Research Institute

      We hold exclusive, worldwide licenses to specified technology originating from The Scripps Research Institute. We entered into a license agreement with Scripps in 2001 for technology related to angiogenesis, including anti-angiogenic diagnostic applications. In consideration for these technology licenses, we paid up-front license fees to Scripps, and we are obligated to pay Scripps royalties on future net sales of products relating to our licenses, subject to a minimum annual royalty payment commencing on the third anniversary of the agreement. In addition, we are obligated to pay Scripps milestone payments based on meeting certain regulatory and clinical milestones. From January 2002, the date we acquired Cell-Matrix and assumed this agreement, through June 30, 2003, we have not recognized any expenses under the license agreement. The license agreement terminates upon the later of the expiration of the last of any patent rights to licensed products that are developed under the agreement or 15 years after the date of the first commercial sale of the last product licensed or developed under the agreement.

     Eyetech Pharmaceuticals

      In March 2001, we sublicensed to Eyetech Pharmaceuticals, Inc. several antibodies and related technology for ophthalmic indications. Eyetech Pharmaceuticals paid us a signing fee and is obligated to pay us milestone payments based on meeting specified regulatory and clinical milestones and royalties on future net sales of products, if any. From January 2002, the date we acquired Cell-Matrix and assumed this agreement, through June 30, 2003, we have not recognized any revenues under the agreement. Eyetech Pharmaceuticals is also responsible for research and development costs in the ophthalmic area. The agreement terminates upon the later of the expiration of the last of any patent rights to licensed products that are developed under this agreement or 10 years after the date of the first commercial sale of the last product licensed or developed under the agreement. Either party may terminate this agreement for any reason following 90 days written notice to the other party. Eyetech Pharmaceuticals is a private biotechnology company whose focus is on the treatment of diseases related to the back of the eye, such as age-related macular degeneration and diabetic retinopathy.

     M-Tech Therapeutics

      In October 2002, we acquired the exclusive worldwide commercialization rights from M-Tech Therapeutics to three human monoclonal antibodies that appear to target tumor-associated antigens that are expressed in a variety of solid tumor cancers. Pursuant to our licensing arrangement, we paid M-Tech Therapeutics upfront payments and are obligated to pay future license fees, milestone payments based on meeting certain regulatory and clinical milestones and royalties. From inception through June 30, 2003, we have recognized a total of $265,000 in expenses under the agreement. The agreement terminates upon the later of the expiration of the last of any patent rights to licensed products that are developed under this agreement or 15 years after the date of the first commercial sale of the last product licensed or developed under the agreement. M-Tech Therapeutics may terminate, on an individual basis, the licenses granted under the agreement to the three human monoclonal antibodies if we determine not to file and obtain approval of an IND application for a licensed product by a specified date and conduct clinical trials for such product, or we determine not to file an IND application for a licensed product by a specified date because of negative pre-clinical results. In either event, we would be subject to specified termination fees.

     New York University

      In June 2003, we licensed from New York University, or NYU, the exclusive worldwide commercial rights to several peptides that appear to inhibit angiogenesis in preclinical models. Pursuant to our licensing arrangement, we paid New York University an upfront payment and are obligated to pay future anniversary payments, milestone payments based on regulatory and clinical milestones and royalties on both future net sales of products relating to the licenses and payments received as consideration for the grant of a sublicense, if any. From inception through June 30, 2003, we have recognized a total of $67,000 in expenses under the agreement. The agreement terminates upon the later of the expiration of the last of any patent rights to licensed products that are developed under this agreement, or 15 years after the date of the first commercial sale of the last product licensed or developed under the agreement. We may terminate the agreement for any reason following 180 days written notice to NYU. This agreement may be terminated by NYU if we fail to meet specified commercial development obligations under the agreement and we do not materially cure this failure in one year.

Patents and Proprietary Technology

      Our success will depend in large part on our ability to:

•	maintain and obtain patent and other proprietary protection for cell lines, antigens, antibodies and delivery systems;

•	defend patents;

•	preserve trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.

      We intend to seek appropriate patent protection for our proprietary technologies by filing patent applications when possible in the United States and selected other countries. As of June 30, 2003 we had exclusive rights to develop for commercial purposes specified therapeutic cancer vaccines under four issued patents in the United States and additional patents in Europe and Australia. In addition, a patent application has been published in Japan and another is pending in Canada. The patents include composition of matter claims as well as process claims. The issued patents in the United States expire during 2010 and 2015, and our issued patents in Europe and Australia expire in 2010. We intend to continue using our scientific expertise to pursue and file patent applications on new developments with respect to uses, methods and compositions to enhance our intellectual property position in the field of cancer treatment.

      We own the exclusive rights to commercialize for use in cancer treatment the three human melanoma cell lines that comprise Canvaxin, which are designated as M10, M101, M24. We own 20 additional cell lines derived from human tumors. Although we believe our rights under patents and patent applications provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. We may not be able to develop patentable products or processes, and may not be able to obtain patents from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us.

      Any patents or patent rights that we obtain may be circumvented, challenged or invalidated by our competitors. For example, Boehringer Ingelheim GmbH filed an opposition to one of the patents related to our product candidates and technology in Europe. While we prevailed in the opposition proceeding and the appeal by Boehringer Ingelheim was rejected on procedural grounds, our patents may be the subject of other challenges by our competitors in Europe, the United States and elsewhere.

      We are party to several license agreements that give us rights to use technologies in our research and development. We have licensed intellectual property for technology related to Canvaxin from Cancer Diagnostics Laboratories, Inc. and JWCI, to our angiogenesis technology from USC, Scripps and NYU and to our human antibody technology from M-Tech Therapeutics. These parties have been responsible for filing various patent applications, including patents and patent applications containing composition claims that encompass the three cancer cell lines used for Canvaxin and patent applications directed to Cell-Matrix’s angiogenesis technology. We may be unable to maintain our licenses and may be unable to secure additional licenses in the future. Therefore, we may be forced to abandon certain product areas or develop alternative methods for operating in those areas.

      We also rely on trade secrets and proprietary know-how, especially when we do not believe that patent protection is appropriate or can be obtained. Our policy is to require each of our employees, consultants and advisors to execute a confidentiality and inventions agreement before beginning their employment, consulting or advisory relationship with us obligating them not to disclose our confidential information.

Competition

      We are aware of a number of competitive products currently available in the marketplace or under development that are used for the prevention and treatment of the diseases we have targeted for product development. Marketed products in the United States and elsewhere for metastatic or malignant melanoma include interferon alpha-2b, interleukin-2 and the chemotherapeutic agent decarbazine. Other competitive products have been approved for marketing outside the United States, including Corixa Corporation’s melanoma cell lysate, Melacine®, which has been approved in Canada. In addition, a number of other competitors are developing specific active immunotherapeutics or other products for the treatment of melanoma. If we receive approval to market and sell Canvaxin, we may compete with these companies and their products as well as others in varying stages of development.

      Various companies are developing biopharmaceutical products that may compete with our product candidates that target colorectal cancer and our anti-angiogenesis product candidates. Some of these product candidates are in advanced stages of clinical trials. We expect that competition among specific active immunotherapy and anti-angiogenesis products approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price and patent position.

      We also face competition from pharmaceutical and biotechnology companies, academic institutions, governmental agencies and private research organizations in recruiting and retaining highly qualified scientific personnel and consultants and in the development and acquisition of technologies. Moreover, technology controlled by third parties that may be advantageous to our business may be acquired or licensed by our competitors, thereby preventing us from obtaining technology on commercially reasonable terms, if at all. Because part of our strategy is to target markets outside of the United States through collaborations with third parties, we will compete for the services of third parties that may have already developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies to target the diseases on which we have focused.

Government Regulation and Product Approval

General

      Governmental authorities in the United States and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, among other things, of immunotherapeutic products. In the United States, the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations subjects pharmaceutical and biologic products to rigorous review. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our product candidates and products, and we may be criminally prosecuted. The FDA also has the authority to revoke previously granted marketing authorizations if we fail to comply with regulatory standards or if we encounter problems following initial marketing.

      In April 2002, the FDA placed our two Phase 3 clinical trials of Canvaxin in advanced-stage melanoma on partial clinical hold. The partial clinical hold was not the result of safety or clinical practice concerns, but rather because of questions regarding the production, testing and characterization of Canvaxin. The FDA’s action with respect to our Phase 3 clinical trials was consistent with similar requests for additional information sent to all holders of IND applications for products involving somatic cell or gene therapies. During the partial clinical hold, we were allowed to continue treating patients who were already enrolled in the Phase 3 clinical trials but were not allowed to enroll new patients. The FDA removed the partial clinical hold in April 2003 after reviewing and accepting our responses to the issues raised, and we resumed enrolling patients in our Phase 3 clinical trials.

     FDA Approval Process

      To obtain approval of a new product from the FDA, we must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product candidate. In most cases, this entails extensive laboratory tests and preclinical and clinical trials. This testing and the preparation of necessary applications and processing of those applications by the FDA are expensive and typically take many years to complete. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approvals that could delay or preclude us from marketing any products we may develop. The FDA also may require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. Regulatory authorities may withdraw product approvals if we fail to comply with regulatory standards or if we encounter problems following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have the exclusive right to exploit the products or technologies.

      The process required by the FDA before a new drug or biologic may be marketed in the United States generally involves the following: completion of preclinical laboratory and animal testing; submission of an IND, which must become effective before human clinical trials may begin; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug or biologic for its intended use; and submission and approval of a New Drug Application, or NDA, for a drug, or a Biologics License Application, or BLA, for a biologic. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase 1 clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In Phase 2, in addition to safety, the sponsor evaluates the efficacy of the product on targeted indications, and identifies possible adverse effects and safety risks, in a patient population somewhat larger than Phase 1 clinical trials. Phase 3 clinical trials typically involve additional testing for safety and clinical efficacy in an expanded population at geographically-dispersed test sites. Clinical trials must be conducted in accordance with the FDA’s Good Clinical Practices requirements. Prior to commencement of each clinical trial, the sponsor must submit to the FDA a clinical plan, or protocol, accompanied by the approval of the committee responsible for overseeing clinical trials at one of the clinical trial sites. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The Institutional Review Board, or IRB, at each clinical site may also require the clinical trial at that site to be halted, either temporarily or permanently for the same reasons.

      The sponsor must submit to the FDA the results of the preclinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product, in the form of a new drug application, or NDA, or, in the case of a biologic, a BLA. The FDA is regulating our specific active immunotherapy product candidate, Canvaxin, and may regulate additional specific active immunotherapy product candidates we may develop as biologics. Therefore, we will be submitting BLAs to obtain approval of our product candidates. However, our monoclonal antibody product candidates will be regulated as drugs. In a process that may take from several months to several years, the FDA reviews these applications and, when and if it decides that adequate data are available to show that the new compound is both safe and effective and that other applicable requirements have been met, approves the drug or biologic for marketing. The amount of time taken for this approval process is a function of a number of variables, including whether the product has received a fast track designation, the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA. It is possible that our product candidates will not successfully proceed through this approval process or that the FDA will not approve them in any specific period of time, or at all.

      The FDA may, during its review of a NDA or BLA, ask for additional test data. If the FDA does ultimately approve the product, it may require post-marketing testing, including potentially expensive Phase 4 studies, to monitor the safety and effectiveness of the drug. In addition, the FDA may in some circumstances impose restrictions on the use of the drug, which may be difficult and expensive to administer and may require prior approval of promotional materials.

Fast Track Designation

      We received fast track designation from the FDA for Canvaxin for the treatment of patients with advanced-stage melanoma in January 2003. Congress enacted the Food and Drug Administration

Modernization Act of 1997, in part to ensure the availability of safe and effective drugs, biologics and medical devices by expediting the FDA review process for new products. The Modernization Act establishes a statutory program for the review of fast track products, including biologics. A fast track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. Under the fast track program, the sponsor of a new drug or biologic may request that the FDA designate the drug or biologic as a fast track product at any time during the development of the product, prior to marketing.

      The Modernization Act specifies that the FDA must determine if the product qualifies for fast track designation within 60 days of receipt of the sponsor’s request. The FDA can base approval of a marketing application for a fast track product on an effect, on a surrogate endpoint, or on another endpoint that is reasonably likely to predict clinical benefit. The FDA may subject approval of an application for certain fast track products to post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint and prior review of all promotional materials. In addition, the FDA may withdraw its approval of a fast track designation on a number of grounds, including the sponsor’s failure to conduct any required post-approval study with due diligence.

      If a preliminary review of clinical data suggests that a fast track product may be effective, the FDA may initiate review of entire sections of a marketing application for a fast track product before the sponsor completes the application. This rolling review is available if the applicant provides a schedule for submission of remaining information and pays applicable user fees. However, the time periods specified under the Prescription Drug User Fee Act concerning timing goals to which the FDA has committed in reviewing an application do not begin until the sponsor submits the entire application.

Orphan Drug Designation

      We have received orphan drug designation from the FDA for the use of Canvaxin as a treatment for invasive melanoma, which includes Stage III and Stage IV melanoma. Orphan drug designation is designed to encourage manufacturers to develop drugs intended for a rare disease or certain conditions affecting fewer than 200,000 individuals in the United States. Orphan drug designation qualifies us for tax credits and marketing exclusivity for seven years following the date of the drug’s marketing approval if granted by FDA.

Ongoing Regulatory Requirements

      Before approving an NDA or BLA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with FDA’s good manufacturing practice regulations which govern the manufacture, holding and distribution of a product. Manufacturers of biologics also must comply with FDA’s general biological product standards. Following approval, the FDA periodically inspects drug and biologic manufacturing facilities to ensure continued compliance with the good manufacturing practices regulations. Manufacturers must continue to expend time, money and effort in the areas of production and quality control and record keeping and reporting to ensure full compliance with those requirements. Failure to comply with these requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product, or voluntary recall of product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or market removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

      The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA and Federal Trade Commission, or FTC, requirements which include, among others, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the internet. The FDA and FTC have very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a Warning Letter directing the company to correct deviations from regulatory standards and enforcement actions that can include seizures, injunctions and criminal prosecution.

      Manufacturers are also subject to various laws and regulations governing laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with their research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and deny or withdraw approvals.

Employees

      As of June 30, 2003, we employed 134 full-time employees, of whom approximately 52 were engaged in research, development and regulatory affairs, 57 in manufacturing and quality assurance, and 25 in administration, finance, management information systems, corporate development and human resources. Twenty-one of our employees hold a Ph.D. or M.D. degree and are engaged in activities relating to research and development, manufacturing, quality assurance and business development.

Properties

      We entered into a ten-year lease, which commenced in July 2002, for our corporate headquarters and research and development facility of approximately 60,000 square feet located in Carlsbad, California. We have options to renew this lease for two additional periods of five years each. We believe that this facility will suffice for our anticipated future corporate headquarters and research and development requirements through 2005.

      Our biologics manufacturing facility consists of approximately 51,000 square feet of space located in Los Angeles, California. JWCI entered into an original lease for 25,600 square feet of space in July 1999, with a commencement date in August 1999, which was subsequently assigned to us. We entered into a second lease for an additional 25,150 square feet of space at the same address on October 1, 2001. Both leases are scheduled to expire on August 14, 2009. We have an option to renew each lease for an additional term of five years each. We believe that this facility has sufficient capacity to satisfy potential commercial demand for several years after we launch Canvaxin.

Legal Proceedings

      We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Senior Management and Directors

      The following table sets forth information with respect to our executive officers, senior management and directors:

Name	Age	Position

David F. Hale	54	President, Chief Executive Officer and Director
Martin A. Mattingly, Pharm.D.	46	Executive Vice President, Marketing and Business Development
Hazel M. Aker, J.D.	47	Senior Vice President, General Counsel and Secretary
William R. LaRue	52	Senior Vice President and Chief Financial Officer
John Petricciani, M.D.	66	Senior Vice President, Medical and Regulatory Affairs
Debra J. Arnold, M.P.H., M.A., M(ASCP)	49	Vice President, Quality
Guy Gammon, M.B., B.Sc., M.R.C.P. (U.K.)	48	Vice President, Clinical Development
Robert L. Jones	59	Vice President, Human Resources
Dennis E. Van Epps, Ph.D.	56	Vice President, Research
Ivor Royston, M.D.(1)	58	Chairman of the Board
Michael G. Carter, M.B., Ch.B., F.R.C.P. (U.K.)(1)	65	Director
Cam L. Garner(2)	55	Director
Robert E. Kiss, CFA(3)	45	Director
James Clayburn La Force, Jr., Ph.D.(1)(2)	74	Director
Donald L. Morton, M.D.	68	Director
Barclay A. Phillips(2)(3)	41	Director
Gail S. Schoettler, Ph.D.(3)	59	Director

(1)	Member of compensation committee.

(2)	Member of audit committee.

(3)	Member of corporate governance and nominating committee.

      David F. Hale has served as our President and Chief Executive Officer since October 2000 and as a member of our Board of Directors since December 2000. From January 1998 to May 2000, Mr. Hale served as President and Chief Executive Officer of Women First HealthCare, Inc., a publicly-traded specialty pharmaceuticals company. Prior to joining Women First HealthCare, Mr. Hale served from May 1987 to November 1997 as Chairman, President and Chief Executive Officer of Gensia, Inc., a publicly-held biopharmaceutical company, which is now known as Sicor, Inc., and also served from February 1987 to September 1994 as Chairman of Viagene, Inc., a publicly held biotechnology company that was acquired by Chiron, Inc. Mr. Hale served from April 1982 to May 1987 in several positions with Hybritech, Inc., a publicly-traded biotechnology company that was acquired by Eli Lilly and Co., including Senior Vice President of Marketing and Business Development, Chief Operating Officer and ultimately President and Chief Executive Officer. Prior to joining Hybritech, Mr. Hale served from January 1980 to April 1982 as Vice President, Sales and Marketing and then as Vice President and General Manager with BBL Microbiology Systems, a division of Becton, Dickinson & Co. From March 1971 to December 1980, Mr. Hale held various marketing and sales management positions with Ortho Pharmaceutical Corporation, a division of Johnson & Johnson, Inc. Mr. Hale currently serves as a director of several privately-held biotechnology companies, including, Xcel Pharmaceuticals, Inc., Santarus, Inc., Metabasis Therapeutics, Inc., LMA North America, Inc. and SkinMedica, Inc. Mr. Hale also serves as Chairman of BIOCOM/San Diego, a major regional trade association for the life sciences industry, of which Mr. Hale was a founder, and serves on the Board of the California Healthcare Institute and the BIO Emerging Growth Companies Section Governing Body. He is a founder of the UCSD CONNECT Program in Technology and Entrepreneurship and currently serves on the CONNECT Leadership Council. Mr. Hale received a B.A. in biology and chemistry from Jacksonville State University.

      Martin A. Mattingly, Pharm.D. has served as our Executive Vice President, Marketing and Business Development since May 2003. From May 1996 to May 2003, Dr. Mattingly worked at Agouron Pharmaceuticals, a Pfizer company, where he held various management positions including Vice President, General Manager for the Agouron division; Vice President, Product Development Group at Pfizer’s New York headquarters; Vice President, Global Marketing Planning; Senior Director of Marketing; and Director of Product Marketing. From October 1983 to May 1996, Dr. Mattingly worked at Eli Lilly and Co. where he held various management positions in oncology marketing and sales management. Dr. Mattingly holds a Doctor of Pharmacy degree from the University of Kentucky.

      Hazel M. Aker, J.D. has served as our Senior Vice President, General Counsel and Secretary since February 2003, and as Vice President, General Counsel and Secretary from February 2001 to February 2003. From April 2000 to March 2001, Ms. Aker served as Vice President, General Counsel and Secretary for Alaris Medical, Inc., and its subsidiary, Alaris Medical Systems, Inc., a manufacturer of intravenous infusion therapy products and patient monitoring systems. From October 1999 to April 2000, Ms. Aker served as Vice President and General Counsel and, from December 1999 to April 2000, as Vice President of Regulatory and Quality Affairs, for Women First HealthCare, Inc. From May 1995 until October 1999, Ms. Aker served as Corporate Vice President, Legal Affairs, and Assistant General Counsel for Alaris Medical Systems, Inc., which was formerly IVAC Medical Systems, Inc. Ms. Aker is a member of the State Bar of California. Ms. Aker received a B.A. from the University of California, San Diego and a J.D. from the University of San Diego School of Law.

      William R. LaRue has served as our Senior Vice President and Chief Financial Officer since April 2001. From March 2000 to February 2001, Mr. LaRue served as Executive Vice President and Chief Financial Officer of eHelp Corporation, a provider of user assistance software. From January 1997 to February 2000, Mr. LaRue served as Vice President and Treasurer of Safeskin Corporation, a publicly traded medical device company, and from January 1993 to 1997 he served as Treasurer of GDE Systems, Inc., a high technology electronic systems company. Mr. LaRue received a B.S. in business administration and M.B.A. from the University of Southern California.

      John Petricciani, M.D. has served as our Senior Vice President, Medical and Regulatory Affairs since October 2000. From July 1997 to October 2000, Dr. Petricciani served as a consultant to a variety of biopharmaceutical companies. From 1992 to 1997, Dr. Petricciani served as Vice President of Regulatory Affairs at Genetics Institute, Inc. Prior to that, Dr. Petricciani held senior research, medical, and administrative positions in the public and private sectors, including the Pharmaceutical Manufacturers Association from 1988 to 1992, the World Health Organization from 1985 to 1987, the U.S. Food and Drug Administration from 1973 to 1985, where he served as the Director of the Office of Biologics, and the National Institutes of Health from 1968 to 1972. Dr. Petricciani is the current President of the International Association for Biologicals, a professional organization that develops a consensus on issues concerning the standardization and control of biological medicinal products. He is also a member of the Board of Directors of the National Institute for Biological Standards and Control (U.K.), and a senior advisor to the International AIDS Vaccine Initiative. He is a Fellow of the Royal Society of Medicine (U.K.). Dr. Petricciani has authored and/or co-authored more than 180 research papers and book chapters and is an editorial board member of the journal Biologicals. Dr. Petricciani received a B.S. in chemistry from Rensselaer Polytechnic Institute, an M.S. in chemistry from the University of Nevada, and an M.D. from Stanford University.

      Debra J. Arnold, M.P.H., M.A., M(ASCP) has served as our Vice President, Quality since February 2002, and as a consultant to us from November 2001 until February 2002. From 1988 to July 2001, Ms. Arnold held several senior positions at Bayer Corporation, Pharmaceuticals Division, including Director of Quality Assurance and Quality Control for the Berkeley, California manufacturing facility, International Director of ImmunoGlobulin Project Management and recombinant factor VIII Product Quality Manager. Ms. Arnold is a past recipient of the Otto Bayer Medal and the Miles Science Award. Ms. Arnold received a B.S. from Michigan State University and a M.P.H. in public health and a M.A. in microbiology/ virology from the University of California, Berkeley. She also completed an internship in clinical microbiology at the University of California, San Francisco.

      Guy Gammon, M.B., B.Sc., M.R.C.P. (U.K.) has served as our Vice President, Clinical Development since January 2001. From 1994 to January 2001, Dr. Gammon held several senior positions with JWCI, including Director, Vaccine Development and Senior Director, Clinical Operations. AT JWCI he was involved in advancing the cancer vaccines for melanoma into Phase 3 clinical development. From August 1990 to June 1994, Dr. Gammon served as Program Head for Immunology Discovery at Xenova PLC, a U.K. biopharmaceutical company. Dr. Gammon has over 30 publications in immunology, immunomodulation and clinical immunotherapy. Dr. Gammon received a bachelor’s degree in immunology and a medical degree at University College London, London, U.K.

      Robert L. Jones has served as our Vice President, Human Resources since January 2001. From January 1998 to January 2001, Mr. Jones was Vice President of Human Resources and Administration for Women First HealthCare, Inc. From 1996 to January 1998, Mr. Jones was Vice President of Human Resources and Training with Rally’s Hamburger, Inc., a publicly-traded regional restaurant chain. Mr. Jones received a B.S. in education and speech and a M.A. in personnel administration from Ball State University in Muncie, Indiana.

      Dennis E. Van Epps, Ph.D. has served as our Vice President, Research since November 2001. From 2000 to 2001, Dr. Van Epps served as Vice President of Research and Development, and from 1997 to 2000 as Vice President, Research, and an officer at Nexell Therapeutics, a publicly-traded biotechnology company. From 1993 to 1997, Dr. Van Epps served as Vice President of Research for Baxter Healthcare Corporation’s Immunotherapy Division and as a Director at the Applied Cell Biology Center from 1988 to 1993. From 1985 to 1988, Dr. Van Epps was a Professor of Medicine and Pathology at the University of New Mexico School of Medicine. Prior to 1985 he held positions as Associate Professor of Medicine and Pathology and Assistant Professor of Medicine and Microbiology at the same medical school. Dr. Van Epps obtained his postdoctoral training in immunology in the Department of Medicine at the University of New Mexico and has published over 135 manuscripts in the fields of immunology, cell therapy, inflammation and stem cell biology. He is also an inventor on nine patents in the fields of human cell selection technology, stem cell culture and cell therapy. Dr. Van Epps received a B.S. degree in zoology from Western Illinois University and a Ph.D. in microbiology and immunology from the University of Illinois Medical School in Chicago, Illinois.

      Ivor Royston, M.D. has served as our Chairman of the Board since December 2000. Since 1990, Dr. Royston has served as a partner at Forward Ventures, a firm he co-founded, and is currently Managing Member of that firm. From 1990 to 2000, Dr. Royston served as President and CEO of the non-profit Sidney Kimmel Cancer Center where he remains a member of the Board of Trustees. From 1978 to 1990, he was on the faculty of the medical school and cancer center at the University of California, San Diego. In 1978, Dr. Royston helped to found Hybritech, Inc., and in 1986 he helped found IDEC Corporation. Dr. Royston has been involved as a founding Director of Genesys Therapeutics, which is now known as Cell Genesys, Inc.; as well as GenQuest, which is now known as Corixa Corporation; CombiChem, which is now owned by DuPont Pharmaceuticals Company; Sequana Therapeutics, which is now known as Celera Genomics Group; Genstar Therapeutics, which is now known as Corautus Genetics; Triangle Pharmaceuticals, acquired by Gilead; Applied Molecular Evolution; and Variagenics, which is now known as Nuvelo. Dr. Royston is the founding Chairman of Quantum, Sagres Discovery and Targegen. Dr. Royston also serves on the Board of Directors of Avalon Pharmaceuticals, Corautus Genetics and Favrille, where he was the founding Chairman. Dr. Royston has authorized over 100 scientific publications and is a nationally-recognized physician-scientist in the area of cancer immunology. Dr. Royston received a B.A. in human biology and an M.D. from Johns Hopkins University and completed postdoctoral training in internal medicine and medical oncology at Stanford University.

      Michael G. Carter, M.B., Ch.B., F.R.C.P. (U.K.) has served as a member of our Board of Directors since February 2001. Dr. Carter retired from Zeneca, PLC, a publicly-traded global pharmaceutical company, as

Commercial Director in 1998. Dr. Carter served Zeneca as International Medical Director from 1986 to 1989 and as International Marketing Director from 1990 to 1995. From 1976 to 1984, Dr. Carter held several positions with Roche Products, Ltd, including head of Medical Development and Medical Affairs and Director of the Pharmaceutical Division. Dr. Carter currently serves as a Director of several European biopharmaceutical companies, including Galen Holdings PLC; KuDOS, Ltd.; Genosis, Inc.; Provensis Ltd.; Micromet GmbH and Fulcrum Ltd., and serves as Chairman of the Board of Directors of Metris Therapeutics, Ltd. Dr. Carter is an Elected Fellow of the Royal Pharmaceutical Society, Faculty of Pharmaceutical Medicine, and of the Royal College of Physicians of Edinburgh. Dr. Carter received a bachelor’s degree in Pharmacy from London University (U.K.) and a medical degree from Sheffield University Medical School (U.K.).

      Cam L. Garner has served as a member of our Board of Directors since February 2001. From 2001 to the present, Mr. Garner has served as Chairman of Xcel Pharmaceuticals, Inc., a specialty pharmaceutical company he co-founded. Additionally, he serves as Chairman of Favrille, Inc. and serves on the boards of Pharmion Corporation and SkinMedica, Inc. Mr. Garner served as Chief Executive Officer of Dura Pharmaceuticals, Inc. from 1989 to 1995 and as Chairman and Chief Executive Officer from 1995 until its acquisition by Elan Corporation, PLC in November 2000. In 1998, Mr. Garner co-founded DJ Pharma, Inc., a specialty pharmaceutical company, and served as its Chairman until it was acquired by Biovail Corporation in 2000. From 1983 to 1986, Mr. Garner served in several positions with Hybritech, Inc., which was bought by Eli Lilly and Co. in 1986, including Senior Vice President, Sales & Marketing. Mr. Garner received a B.A. in biology from Virginia Wesleyan University and an M.B.A. from Baldwin-Wallace College.

      Robert E. Kiss, CFA has served as a member of our Board of Directors since March 2002. From 2000 to the present, Mr. Kiss has served as a Portfolio Manager of the Private Equity Group of JPMorgan Fleming Asset Management where he is a Managing Director. From 1996 to 2000, Mr. Kiss served as an Investment Officer with J.P. Morgan Capital Corporation where he was responsible for private equity investments in a number of industries, including health care. From 1985 to 1996, Mr. Kiss held a variety of positions in corporate finance and mergers & acquisitions with J.P. Morgan. Mr. Kiss received a B.S. in civil engineering from Lehigh University. Mr. Kiss is currently a director of Iasis Healthcare Incorporated.

      James Clayburn La Force, Jr., Ph.D. has served as a member of our Board of Directors since February 2001. From 1993 to the present, Dr. La Force has served as Dean Emeritus of the University of California, Los Angeles Anderson School of Management. From 1978 to 1993, Dr. La Force was dean of the UCLA Anderson School of Management. From 1991 to 1993, Dr. La Force served as acting dean of the Hong Kong University of Science and Technology. From 1962 to 1978, Dr. La Force served as a professor at UCLA and served as Chairman of the Department of Economics from 1969 to 1978. Dr. La Force is currently a Director of BlackRock Funds, Payden and Rygel Investment Trust, Provident Investment Counsel Mutual Funds, Trust for Investment Managers and Arena Pharmaceuticals. He is also a board member of the Foundation for Research in Economics and Education, the Pacific Academy for Advanced Studies and the Foundation Francisco Marroquin. He was Chairman of President Reagan’s Task Force on Food Assistance from 1983 to 1984, a member of the National Council on the Humanities from 1981 to 1988 and member and chairman of the State of California Worker’s Compensation Advisory Committee from 1974 to 1975. Dr. La Force received an A.B. in economics from San Diego State University and an M.A. and Ph.D. in economics from the University of California, Los Angeles.

      Donald L. Morton, M.D. is our founder and has served as a member of our Board of Directors since our inception in 1998. From 1991 to the present, Dr. Morton has served as Medical Director, Surgeon-in-Chief and a member of the Board of Directors of JWCI. From 1971 to 1991, Dr. Morton served as a professor and Chief of the Division of Surgical Oncology at the University of California, Los Angeles School of Medicine, and currently holds the post of Professor of Surgery Emeritus. From 1969 to 1971, Dr. Morton served as Senior Surgeon and head of the Tumor Immunology Section at the National Cancer Institute. From 1960 to 1972, Dr. Morton held various clinical and research positions at the National Cancer Institute of the National Institutes of Health. Dr. Morton is a past president of the World Federation of Surgical Oncology Societies and the Society of Surgical Oncology, the largest society of surgeons dedicated to oncology and was the receipt of M.D. Anderson’s Jeffrey A. Gottleib Memorial Award in 1995 for cancer therapeutic research. He received the Society of Surgical Oncology’s Heritage Award in 2003. Dr. Morton has authored more than 600 papers in peer-reviewed professional journals. Dr. Morton received a B.A. in medical sciences (with highest honors) from the University of California, Berkeley and M.D. (with highest honors) from the University of California, San Francisco, where he was a fellow in the Cancer Research Institute and completed residency training in general and thoracic surgery.

      Barclay A. Phillips has served as a member of our Board of Directors since December 2000. From 1999 to the present, Mr. Phillips has been a Managing Director of Vector Fund Management. From 1991 to 1999, Mr. Phillips served in various roles including Director of Private Placements and Biotechnology Analyst for INVESCO Funds Group, Inc. From 1985 to 1990, Mr. Phillips held positions in sales and trading with Paine Webber, Inc. and Shearson Lehman Hutton, Inc. Over the last ten years, Mr. Phillips has held board positions for a number of private companies and currently serves as a Director of Cellomics, Inc. and Novacept Corporation. Mr. Phillips received a B.A. in economics from the University of Colorado in Boulder.

      Gail S. Schoettler, Ph.D. has served as a member of our Board of Directors since April 2002. From 1999 to 2001, Dr. Schoettler served as the United States Ambassador to the World Radiocommunication Conference, where she was responsible for negotiating a key telecommunications treaty, and as head of the United States Department of Defense’s presidential transition for global communications, security and intelligence. From 1995 to 1999, Dr. Schoettler was Lt. Governor of Colorado and from 1987 to 1995 was State Treasurer of Colorado. She has started several banks and helps manage her family’s cattle ranch, vineyard and real estate interests. She is Chair of the Board of Fischer Imaging Corp. and a Director of Aspen Bio, Inc. Dr. Schoettler received a B.A. in economics from Stanford University and M.A. and Ph.D. degrees in history from the University of California, Santa Barbara.

Board Composition

      Our board of directors currently consists of nine members. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Effective upon the closing of this offering, we will divide the terms of office of the directors into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2004;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2005; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2006.

      Upon the closing of this offering, Class I shall consist of                     , Class II shall consist of                     and Class III shall consist of                    . At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. A resolution of the board of directors or affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Board Committees

      Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee.

      Compensation Committee. Our compensation committee currently consists of Messrs. Carter, La Force and Royston, each of whom is a non-management member of our board of directors. The functions of this committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

•	exercising authority under our stock incentive plan; and

•	advising and consulting with our officers regarding managerial personnel and development.

      Audit Committee. Our audit committee currently consists of Messrs. Garner, La Force and Phillips, each of whom is a non-management member of our board of directors. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	recommending to our board of directors the engagement of our independent auditors;

•	reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; and

•	reviewing our financial plans and reporting recommendations to our full board for approval and to authorize action.

Both our independent auditors and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

      Corporate Governance and Nominating Committee. Our corporate governance and nominating committee currently consists of Messrs. Phillips and Kiss and Ms. Schoettler, each of whom is a non-management member of our board of directors. The functions of this committee include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors;

•	developing guidelines for board composition; and

•	reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Compensation Committee Interlocks and Insider Participation

      None of the members of our compensation committee at any time has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Our full board of directors made all compensation decisions prior to the creation of our compensation committee.

Director Compensation

      Our directors do not receive any cash compensation for their services as directors or members of committees of the board of directors, but we reimburse them for their reasonable expenses incurred in attending meetings of the board of directors. Our directors may participate in our stock incentive plan and employee-directors may participate in our employee stock purchase plan. In addition, our independent directors are automatically granted options to purchase shares of our common stock on the terms and conditions set forth in our stock incentive plan. Pursuant to our stock incentive plan, Messrs. Carter, Garner, Kiss, La Force, Morton, Phillips and Royston, and Ms. Schoettler each will be automatically granted options to purchase shares of our common stock upon the consummation of this offering at an exercise price equal to the initial price to the public of our common stock. Any independent director who is elected to the board of directors following this offering will be granted an option to purchase                     shares of our common stock on the date of his or her initial election to the board of directors. In the future, each independent director who is re-elected to the board of directors at an annual meeting of our stockholders will be granted an option to

purchase                     shares of common stock at an exercise price per share equal to the fair market value of our common stock on such date. The terms of these options are described in more detail under “— Employee Benefit Plans.”

Executive Compensation

      The following table shows information regarding the compensation earned by our Chief Executive Officer and our other four most highly compensated executive officers, collectively referred to as the named executive officers in this prospectus, during the fiscal year ended December 31, 2002.

Summary Compensation Table

			Long-Term
			Compensation

	Annual Compensation		Securities
			Underlying	All Other
Name and Principal Position(1)	Salary	Bonus	Options(#)	Compensation(2)

David F. Hale	$447,833	$75,000	900,000	—
President and Chief Executive Officer
and Director
William R. LaRue	222,333	29,952	60,000	—
Senior Vice President and
Chief Financial Officer
Billy W. Minshall, M.S.	221,243	21,297	50,000	—
Senior Vice President, Operations (3)
John Petricciani, M.D.	209,167	23,888	100,000	—
Senior Vice President, Medical and
Regulatory Affairs
Hazel M. Aker, J.D.	200,450	26,962	75,000	—
Senior Vice President, General Counsel
and Secretary

(1)	Martin A. Mattingly, Pharm.D., our Executive Vice President, Marketing and Business Development, began his employment with us in May 2003. His annual salary is $260,000 and he is eligible to earn a bonus. In May and June 2003, Mr. Mattingly was granted options to purchase an aggregate of 475,000 shares of our common stock. Please see “— Employment Arrangements and Change in Control Arrangements.”

(2)	In accordance with the rules of the Securities and Exchange Commission, or SEC, the other annual compensation described in this table does not include various perquisites and other personal benefits received by the named executive officers that do not exceed the lesser of $50,000 or 10% of any such officer’s salary and bonus disclosed in this table.

(3)	In March 2003, Billy W. Minshall resigned. In accordance with the terms of his employment agreement, we are obligated to pay Mr. Minshall his base salary at the rate of $221,300 per year for up to 12 months and the vesting on options to purchase 56,250 shares of common stock was accelerated.

Option Grants in Last Fiscal Year

      The following table sets forth information regarding grants of stock options to each of the named executive officers during 2002. During the fiscal year ended December 31, 2002, we granted stock options to purchase 2,179,400 shares of common stock, of which 2,134,400 were granted to employees. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

	Individual Grants
					Potential Realizable
		Percentage			Value at Assumed
		of Total			Annual Rate of Stock
		Options			Price Appreciation For
	Number of	Granted to	Exercise		Option Term(1)
	Shares of	Employees in	Price Per	Expiration
Name	Common Stock	2002	Share	Date	5%	10%

David F. Hale	900,000	42.2%	$0.75	3/20/12
William R. LaRue	60,000	2.8	0.75	3/20/12
Billy W. Minshall	50,000	2.3	0.75	3/20/12
John Petricciani	100,000	4.7	0.75	3/20/12
Hazel M. Aker	75,000	3.5	0.75	3/20/12

(1)	Potential realizable value is based upon the initial public offering price of our common stock of $ . Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC based on the initial public offering price of $ per share and do not represent our estimate or projection of the future stock price.

Option Exercises in 2002 and Option Values at December 31, 2002

      The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2002 by each of the named executive officers. The value of unexercised in-the-money options at December 31, 2002, is calculated based on a value of $          per share of our common stock, which is the midpoint of the range listed on the cover of this prospectus, less the per share exercise price multiplied by the number of shares issued upon exercise of the options. Options shown as exercisable in the table below are immediately exercisable, but we have the right to purchase the shares of unvested common stock underlying some of these options upon termination of the holder’s employment with us.

			Number of Securities
			Underlying		Value of Unexercised
			Unexercised Options at		In-the-Money Options at
	Shares		December 31, 2002		December 31, 2002
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

David F. Hale(1)	342,900	$173,165	1,337,184	920,818
William R. LaRue(2)	100,000	24,500	60,000	—
Billy W. Minshall(3)	—	—	350,000	—
John Petricciani(4)	—	—	100,000	—
Hazel M. Aker(5)	—	—	75,000	—

(1)	Options to purchase 1,337,184 shares of common stock are fully exercisable and 723,083 of the shares purchasable upon exercise of such options would be subject to repurchase by us at the original $0.75 per share exercise price if, before the option shares have vested, Mr. Hale’s employment terminates, subject to exceptions. Mr. Hale’s options vest daily over four years. As of December 31, 2002, Mr. Hale has exercised options to acquire 847,430 shares.

(2)	Options to purchase 60,000 shares of common stock are fully exercisable and 60,000 of the shares purchasable upon exercise of such options would be subject to repurchase by us at the original $0.75 per share exercise price if, before the option shares have vested, Mr. LaRue’s employment terminates, subject to exceptions. Mr. LaRue’s options vest at a rate of 25% on the one-year anniversary of the vesting start date, and the remaining 75% vest monthly over the following 36 months. In addition to the unexercised options noted above, Mr. LaRue has exercised options to acquire 300,000 shares, of which 175,000 are subject to repurchase at $0.245 per share if, before the option shares have vested, Mr. LaRue’s employment terminates, subject to exceptions.

(3)	Options to purchase 350,000 shares of common stock are fully exercisable and 125,000 of the shares purchasable upon exercise of such options would be subject to repurchase by us at the original $0.245 to $0.75 per share exercise price if, before the option shares have vested, Mr. Minshall’s employment terminates, subject to exceptions. Mr. Minshall’s year 2000 options vest at a rate of 25% upon grant and the remaining 75% vest monthly over the following 36 months. Options granted in subsequent years vest at a rate of 25% on the one-year anniversary of the vesting start date, and 75% vest monthly over the remaining 36 months. In accordance with Mr. Minshall’s separation letter entered into in March 2003, 312,500 of the 350,000 options were vested and fully exercisable. In April 2003, Mr. Minshall exercised options to acquire these 312,500 shares.

(4)	Options to purchase 100,000 shares of common stock are fully exercisable and 100,000 of the shares purchasable upon exercise of such options would be subject to repurchase by us at the original $0.75 per share exercise price if, before the option shares have vested, Dr. Petricciani’s employment terminates, subject to exceptions. Dr. Petricciani’s year 2000 options vest at a rate of 25% upon grant, and 75% vest monthly over the remaining 36 months. Options granted in subsequent years vest at a rate of 25% on the one-year anniversary of the vesting start date, and the remaining 75% vest monthly over the following 36 months. In addition to the unexercised options noted above, Dr. Petricciani has exercised an option to acquire 150,000 shares, of which 50,000 are subject to repurchase at $0.245 per share if, before the option shares have vested, Dr. Petricciani’s employment terminates, subject to exceptions.

(5)	Options to purchase 75,000 shares of common stock are fully exercisable and 75,000 of the shares purchasable upon exercise of such options would be subject to repurchase by us at the original $0.75 per share exercise price if, before the option shares have vested, Ms. Aker’s employment terminates, subject to exceptions. Ms. Aker’s options vest at a rate of 25% on the one-year anniversary of the vesting start date, and the remaining 75% vest monthly over the following 36 months. In addition to the unexercised options noted above, Ms. Aker has exercised options to acquire 175,000 shares, of which 96,875 are subject to repurchase by us at the original $0.245 to $0.490 per share exercise price if, before the option shares have vested, Ms. Aker’s employment terminates, subject to exceptions.

Employee Benefit Plans

Third Amended and Restated 2000 Stock Incentive Plan

      In December 2000, we adopted our 2000 Stock Incentive Plan, which was approved by our stockholders in December 2000. Our board of directors most recently amended and restated the plan in May 2003 and our stockholders approved the amended and restated plan in May 2003. The plan allows us to issue awards of incentive or nonqualified stock options or restricted stock. Our employees, consultants and independent directors are eligible to receive awards under the plan, but only employees may receive incentive stock options. We have reserved a total of 10,874,082 shares of our common stock for issuance under the plan. The plan is administered by our board of directors, or a committee of our board appointed by the board to administer the plan. The board of directors or the committee administering the plan selects the participants who will receive awards and determines the terms and conditions of such awards. Restricted stock is generally subject to a repurchase option in favor of CancerVax exercisable upon the voluntary or involuntary termination of the employee or consultant’s relationship with us for any reason.

      In the event of certain corporate transactions, such as a merger or sale of all or substantially all of the assets of our company, the plan provides that each outstanding award will be assumed or replaced with a comparable award by our successor company or its parent. If the successor company or its parent does not assume or replace the awards, outstanding options will become 100% vested and exercisable immediately before the corporate transaction. To the extent that options accelerate due to a corporate transaction, the restrictions on restricted stock awards will also lapse.

      In addition, if an option or award holder’s employment or service relationship is terminated in connection with certain corporate transactions or as a result of an involuntary termination other than for cause or by the option or award holder for good reason (other than in connection with a general reduction in workforce) within two years following certain corporate transactions, that option or award holder’s outstanding options or awards will become 100% vested and exercisable immediately.

      Under the terms of the plan, each independent director who is a member of the board of directors at the time of this offering will be granted an option to purchase                      shares of our common stock upon the consummation of this offering at an exercise price equal to the initial price to the public of our common stock. Any independent director who is elected to the board of directors following this offering will be granted an option to purchase shares of our common stock on the date of his or her initial election to the board of directors. In the future, each independent director who is re-elected to the board of directors at an annual meeting of our stockholders will be granted an option to purchase                      shares of common stock at an exercise price per share equal to the fair market value of our common stock on such date. Members of the board of directors who are our employees who subsequently retire from the company and remain on the board of directors will not receive an initial option grant as described above but, to the extent they are eligible, will receive subsequent option grants upon their reelection to the board of directors. The exercise price of the options granted to directors will be the fair market value of a share of common stock on the date of grant. Options granted to directors will become exercisable                              .

Employee Stock Purchase Plan

      In                      2003, we adopted our employee stock purchase plan, which was approved by our stockholders in                      2003. The plan will become effective concurrently with the initial public offering of our common stock. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

      We will initially reserve                      shares of our common stock for issuance under the plan.

      The plan will have a series of consecutive, overlapping 24-month offering periods. The first offering period will commence on the effective date of this offering.

      Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the first day of the offering period or the beginning of any semi-annual purchase period within that period. Individuals who become eligible employees after the start date of an offering period may join the plan at the beginning of any subsequent semi-annual purchase period.

      Participants may contribute up to           % of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85.0% of the fair market value per share on the participant’s entry date into the offering period or, if lower, 85.0% of the fair market value per share on the semi-annual purchase date.

      If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new 24-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

      In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will be equal to 85.0% of the market value per share on the participant’s entry date into the offering period in which an acquisition occurs or, if lower, 85.0% of the fair market value per share on the date the purchase rights are exercised.

      The plan will terminate no later than the tenth anniversary of the plan’s initial adoption by the board of directors.

Employment Arrangements and Change in Control Arrangements

Employment Agreements

Employment Agreement with David F. Hale

      On October 23, 2000, we entered into an employment agreement with David F. Hale, our President and Chief Executive Officer, which was subsequently amended. Pursuant to the agreement, Mr. Hale is required to devote substantially all of his time and attention to our business and affairs. The employment agreement has a five-year term.

      The employment agreement sets forth Mr. Hale’s salary and annual cash bonus eligibility. We have also agreed to pay the annual premiums on a disability insurance policy and a $1 million life insurance policy on Mr. Hale.

      Mr. Hale’s agreement provides that all of his stock options will immediately vest (1) in the event his employment is terminated by us other than for cause or as a result of his death or disability during the term of the employment agreement, or if Mr. Hale resigns in connection with a material change in his employment circumstances, within six months following a change of control of our company, or (2) on the date that is six months following a change of control of our company. Mr. Hale’s agreement provides that in the event his employment is terminated by us other than for cause or if Mr. Hale resigns in connection with a material change in his employment circumstances, then that portion of his stock options which would have vested if Mr. Hale had remained employed for an additional 12 months will immediately vest on the date of termination. Mr. Hale’s agreement provides that in the event his employment is terminated as a result of his permanent disability, then that portion of his stock options which would have vested if Mr. Hale had remained employed for an additional 12 months will immediately vest on the date of termination. This accelerated vesting is in addition to any accelerated vesting provided under our stock incentive plan.

      Mr. Hale’s employment agreement also provides him with certain severance benefits in the event his employment is terminated. In the event Mr. Hale dies, his estate will receive 12 months of salary continuation payments, plus an amount equal to Mr. Hale’s prior year’s annual bonus. The employment agreement also provides that, in the event Mr. Hale’s employment is terminated by us other than for cause or if he resigns in connection with a material change in his employment circumstances or as a result of his permanent disability, he will receive 12 months of salary continuation payments, plus an amount equal to the average of the prior annual bonuses paid to him and we will continue to pay for his medical benefits for the remainder of the term of the employment agreement or 12 months following such termination (such period to be 12 months in the event of Mr. Hale’s termination of employment as a result of his permanent disability).

      For purposes of Mr. Hale’s employment agreement, the term “change in employment circumstances” means a material reduction by us in his authority or responsibility or total compensation (other than pursuant to a company-wide reduction in compensation), our failure to grant him an increase in his total compensation commensurate with increases in total compensation received by a majority of executive-level employees, his relocation by us to a facility or location more than 50 miles from his principal place of employment, or our failure to pay him any annual bonus when a majority of executive-level employees have been paid bonuses for the same period.

      For purposes of Mr. Hale’s employment agreement, termination for “cause” generally means his termination by us as a result of his conviction of or plea of guilty or no contest to a felony, his intentional misconduct or fraud or a breach of his duty of loyalty which is injurious to us, his repeated failure or refusal to satisfactorily perform his duties, or a material breach by him of any agreement with us.

Other Employment Agreements

      We have also entered into employment agreements with Hazel M. Aker, Debra J. Arnold, Guy Gammon, Robert L. Jones, William R. LaRue, Martin A. Mattingly, John Petricciani and Dennis E. Van Epps.

      Pursuant to the agreements, each executive is required to devote substantially all of his or her time and attention to our business and affairs. The employment agreements set forth the executives’ base salaries and annual cash bonus eligibility. The award of any bonus compensation is to be determined by the board of directors or pursuant to a plan approved by the board of directors. Each of the employment agreements has a four year term, however we may terminate any of the agreements for any reason upon five days notice to the executive.

      The employment agreements, other than with respect to Mr. Mattingly (as described below), also provide that, in the event an executive’s employment is terminated by us other than for cause and other than as a result of the executive’s death or disability during the term of the employment agreement, the executive will receive 12 months of salary continuation payments. In the case of Mr. Mattingly, however, if his employment is terminated by us other than for cause and other than as a result of his death or disability during the term of his employment agreement or by him for good reason following a change of control of our company, he will receive 12 months of salary continuation payments plus an amount equal to the average of the prior annual bonuses paid to him. These severance payments will be offset to the extent the executive receives compensation from other employment during the severance period.

      In addition, the employment agreements provide that, in the event of a change of control of our company, 50% of the unvested options granted to the executive will become vested and exercisable immediately. This accelerated vesting is in addition to any accelerated vesting provided under our stock incentive plan. In addition, other than with respect to Mr. Mattingly (as described below), if an executive’s employment is terminated by us other than for cause and other than as a result of executive’s death or disability during the term of the employment agreement, the number of the executive’s stock options as would have vested during the 12 months following the executive’s termination will vest immediately on the date of termination. In the case of Mr. Mattingly, however, if his employment is terminated by us other than for cause or by him for good reason following a change of control of our company, the number of his stock options as would have vested during the 12 months following his termination will vest immediately on the date of termination.

      For purposes of these employment agreements, termination for “cause” generally means the executive’s termination by us as a result of the executive’s conviction of or plea of guilty or no contest to any crime involving moral turpitude or punishable by imprisonment, the executive’s commission of an act of fraud upon the company, the executive’s repeated failure or refusal to satisfactorily perform his or her duties, the executive’s gross negligence, insubordination or material violation of any duty of loyalty to us, the executive’s commission of any act which is detrimental to our business or goodwill, or a material breach by the executive of his or her employment agreement.

Stock Options

      We routinely grant our executive officers stock options under our stock incentive plan. For a description of the change of control provisions applicable to such stock options, see “— Employee Benefit Plans.”

Limitation of Liability and Indemnification of Officers and Directors

      As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the full extent permitted under Delaware law.

      As permitted by the Delaware General Corporation Law, our bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

      We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms.

      At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

      We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

RELATED PARTY TRANSACTIONS

Common Stock

      In June 1998, we sold 9,500,000 shares of our common stock at a price of $0.001 per share to Donald L. Morton, M.D., our founder and a member of our board of directors. In August 1998, we sold 4,000 shares of our common stock at a price of $0.001 per share to Michael G. Carter, M.B., Ch.B., F.R.C.P., a member of our board of directors. In July 2000, we effected a 2.5-for-1 stock split on our common stock. As a result, Dr. Morton’s initial shares became 23,750,000 shares of our common stock and Dr. Carter’s initial shares became 10,000 shares of our common stock.

      From June 1998 to June 30, 2003, we granted an aggregate of 7,295,432 options to our current directors and executive officers, including the named executive officers, with exercise prices ranging from $0.25 to $0.75.

Preferred Stock

      On December 5, 2000, we effected a reorganization and our outstanding common stock was exchanged for Junior preferred stock. As a result of this reorganization, Dr. Morton’s shares of our common stock became 23,750,000 shares of our Junior preferred stock and Dr. Carter’s shares of our common stock became 10,000 shares of our Junior preferred stock.

      On December 15, 2000, we issued and sold an aggregate of 12,244,898 shares of our Series A preferred stock at a price of $2.45 per share to investors for an aggregate consideration of $30.0 million. In connection with this financing, we issued 408,163 shares of Series A preferred stock to OncoVac, Inc., an entity controlled by Dr. Morton, in exchange for OncoVac’s contribution of certain technology and intellectual property rights. We also exchanged 3,673,469 shares of Dr. Morton’s Junior preferred stock into 3,673,469 shares of Series A preferred stock pursuant to the terms of a contribution of technology and exchange agreement. In connection with the Series A preferred stock financing, Dr. Morton entered into a stockholders agreement in which he agreed to certain restrictions on his ability to transfer his shares of Junior preferred stock. As of June 30, 2003, his transfer restrictions had lapsed with respect to 13,718,960 shares of Junior preferred stock, making that number of shares freely transferable, and will continue to lapse at the rate of 334,609 shares per month.

      In March 2002, we issued and sold an aggregate of 20,899,156 shares of our Series B preferred stock at a price of $2.67 per share to investors for an aggregate consideration of $55.8 million.

      In August 2003, we issued and sold an aggregate of 20,572,789 shares of Series C preferred stock at a price of $2.01 per share to investors for an aggregate consideration of $41.4 million.

      Purchasers of our preferred stock included, among others, executive officers, directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares purchased by each of these related parties.

	Shares of Preferred Stock

Name	Junior	Series A	Series B	Series C

Donald L. Morton, M.D.(1)	20,076,531	2,437,993	—	125,000
Michael G. Carter, M.B., Ch.B, F.R.C.P.(2)	10,000	—	—	—
Entities affiliated with Forward IV Associates, LLC(3)	—	2,489,797	1,123,596	2,487,561
Entities affiliated with Vector Fund Management II, L.L.C.(4)	—	2,057,144	1,132,957	872,663
Entities affiliated with J.P. Morgan Fleming Asset Management(5)	—	—	2,808,989	1,393,033
Entities affiliated with WestLB Asset Management (USA), L.L.C.(6)	—	—	1,872,658	2,487,561
Cam L. Garner(7)		61,224	37,453	—
David F. Hale(8)	—	204,092	—	—
James Clayburn La Force, Jr., Ph.D.(9)	—	—	40,000	11,996
John Petricciani, M.D.(10)	—	81,633	35,620	49,751

(1)	These amounts do not include 1,643,639 shares of Series A preferred stock that Dr. Morton, a member of our board of directors since our inception, sold to third parties. In addition, Dr. Morton transferred 16,576,531 shares of Junior preferred stock and 2,029,830 shares of Series A preferred stock to the Donald L. Morton Family Trust dated June 2, 1989, of which he is a trustee, and 3,500,000 shares of Junior preferred stock to the Donald L. Morton, M.D., Grantor Retained Annuity Trust dated September 6, 2002, of which he is a trustee. These amounts also include 408,163 shares of Series A preferred stock held of record by OncoVac, Inc., of which Dr. Morton is the sole shareholder. These shares will convert into 22,798,523 shares of our common stock upon the consummation of this offering. Dr. Morton beneficially owns 25.1% of our outstanding capital stock prior to this offering.

(2)	Dr. Michael G. Carter has served as a member of our board of directors since February 2001. These shares will convert into 10,000 shares of our common stock upon the consummation of this offering. Dr. Carter beneficially owns less than 1% of our outstanding stock prior to this offering.

(3)	Dr. Ivor Royston, a member of our board of directors since December 2000, is the managing member of Forward IV Associates, LLC, which is the general partner of Forward Ventures IV, L.P. and Forward Ventures IV B, L.P., the purchasers of the shares. These shares will convert into 6,503,373 shares of our common stock upon the consummation of this offering. Entities affiliated with Forward IV Associates, LLC beneficially own 7.1% of our outstanding capital stock prior to this offering.

(4)	Barclay A. Phillips, a member of our board of directors since December 2000, is the managing member of Vector Fund Management II, L.L.C., which is the general partner of Vector Later-Stage Equity Fund II (QP), L.P. and Vector Later-Stage Equity Fund II, L.P., the purchasers of the shares. Also includes 11,363 shares of Series B preferred stock purchased by Palivaicinni Partners and 16,327 shares of Series A preferred stock purchased by Mr. Phillips. These shares will convert into 4,438,967 shares of our common stock upon the consummation of this offering. Entities affiliated with Vector Fund Management II, L.L.C. beneficially own 4.9% of our outstanding capital stock prior to this offering.

(5)	Robert E. Kiss, a member of our board of directors since March 2002, is the Vice President and Portfolio Manager of the Private Equity Group of J.P. Morgan Fleming Asset Management, which is affiliated with J.P. Morgan Direct Venture Capital Institutional Investors II LLC, J.P. Morgan Direct Venture Capital Private Investors II LLC and 522 Fifth Avenue Fund, the purchasers of the shares. These shares will convert into 4,802,124 shares of common stock upon the consummation of this offering. Entities affiliated with J.P. Morgan Fleming Asset Management beneficially own 5.3% of our outstanding capital stock prior to this offering.

(6)	WestLB Asset Management (USA), L.L.C. is affiliated with Special Private Equity Partners, L.P. and The PMG-NG Direct Investment Fund, L.P., the purchasers of the shares. These shares will convert into 4,760,287 shares of our common stock upon the consummation of the offering. Entities affiliated with WestLB Asset Management (USA), L.L.C. beneficially own 5.2% of our outstanding capital stock prior to this offering.

(7)	Cam L. Garner has served as a member of our board of directors since February 2001. These shares are held by the Garner Family Trust dated October 21, 1987, of which Mr. Garner is a co-trustee. These shares will convert into 110,671 shares of common stock upon the consummation of this offering. Mr. Garner beneficially owns less than 1% of our outstanding capital stock prior to this offering.

(8)	David F. Hale has been our President and Chief Executive Officer and a member of our board of directors since December 2000. These shares are held by the David F. Hale and Linda C. Hale Trust dated February 10, 1986, of which Mr. Hale is a co-trustee. These shares will convert into 217,402 shares of common stock upon the consummation of this offering. Mr. Hale beneficially owns 4.1% of our outstanding capital stock prior to this offering.

(9)	James Clayburn La Force, Jr. has served as a member of our Board of Directors since February 2001. These shares will convert into 60,541 shares of common stock upon the consummation of this offering. Mr. La Force beneficially owns less than 1% of our outstanding capital stock prior to this offering.

(10)	Dr. John Petricciani has served as our Senior Vice President, Medical and Regulatory Affairs since October 2000. These shares will convert into 179,938 shares of common stock upon the consummation of this offering. Dr. Petricciani beneficially owns less than 1% of our outstanding capital stock prior to this offering.

Canvaxin Technology Transactions

      In 1998, OncoVac, which is wholly owned by Dr. Morton and was previously named CancerVax, Inc., cross-licensed the rights to patents, patent applications, cell banks and manufacturing know-how from JWCI. In July 2000, OncoVac assigned all of its rights and obligations under that agreement to us. Under the cross-license, as assigned to us, we retain exclusive rights to commercialize Canvaxin for the treatment of cancer and JWCI retains a license to use Canvaxin and related technology for research and educational purposes.

Pursuant to the cross-license agreement and the assignment, we issued JWCI 1,250,000 shares of our common stock. We have paid $875,000 to JWCI and are obligated to make three additional annual installments of $125,000 ending in 2006. We also are obligated to pay JWCI 50% of the initial net royalties we receive from any sublicensees from sales of Canvaxin, if any, up to a maximum of $3.5 million. Subsequently, we are obligated to pay JWCI a 1% royalty on net sales of Canvaxin to third parties, if any, by us, our sublicensees and affiliates. During 2000, 2001 and 2002, we reimbursed JWCI approximately $1,912,000, $919,000 and $454,000, respectively, primarily for rent, employee services, equipment purchases and clinical trial reimbursements. Dr. Morton currently serves as Medical Director, Surgeon-in-Chief and a member of the Board of Directors of JWCI.

      In July 2000, we entered into a series of three agreements with OncoVac, which resulted in us issuing 408,163 shares of Series A preferred stock in December 2000, as described above. Pursuant to these agreements, among other things, OncoVac assigned the cross-license agreement with JWCI to us, assigned certain trademark rights to us and assigned its supply agreement with Organon Teknika for BCG to us.

      In July 2000, we also entered into an agreement with Cancer Diagnostics Laboratories, Inc., which is wholly owned by Dr. Morton. Under this agreement we obtained ownership of 20 cell lines that are not included in Canvaxin, licenses to patent rights in Canvaxin for the treatment or prevention of cancer in humans and related technology in exchange for $750,000. Cancer Diagnostics retained patent rights to diagnostic applications, as well as the exclusive right to prosecute diagnostic patents applications. Under the agreement, we agreed to indemnify Cancer Diagnostics against, and maintain insurance coverage for, any claims against Cancer Diagnostics resulting from our use of the rights licensed to us by Cancer Diagnostics. We also agreed that we will assume Cancer Diagnostics’ obligation to pay a royalty of up to 2% of net sales of any vaccines that include the 20 cell lines we acquired to the party from whom Cancer Diagnostics originally acquired those cell lines.

      In December 2000, we entered into a contribution of technology and exchange agreement with Dr. Morton, under which we acquired all of his rights in the three cell lines that are used for producing Canvaxin in exchange for $550,000. In addition, we also acquired patent rights including issued patents and patent applications covering Canvaxin and other property in exchange for the conversion of 3,673,469 shares of Dr. Morton’s Junior preferred stock into shares of Series A preferred stock, as described above. Under the terms of the contribution of technology and exchange agreement, Dr. Morton retained the right to use Canvaxin for the diagnosis and detection of cancer.

      In December 2000, we entered into a fetal antigen license agreement with Dr. Morton under which Dr. Morton granted us a non-exclusive license to his patent rights in certain cell-lines and related technology to use, to the extent necessary and appropriate, in our commercialization of the technology Dr. Morton contributed to us under the contribution and exchange agreement. Dr. Morton retained all other rights in the licensed technology, as well as the exclusive right to prosecute patents related to the technology. Dr. Morton received nominal cash consideration for these rights. We also agreed to indemnify Dr. Morton against, and maintain insurance coverage for, any claims against Dr. Morton resulting from our use of the rights licensed to us by Dr. Morton under this agreement.

      In July 2001, we entered into a clinical trial services agreement with JWCI under which we are required to reimburse JWCI for all approved payments to clinical trial study sites that are not covered by National Cancer Institute grants. In July 2002, this agreement was amended to require us to directly reimburse the clinical trial study sites for all approved payments that are not covered by National Cancer Institute grants. During 2001 and 2002, we reimbursed JWCI approximately $361,000 and $161,000 for payments due under the clinical trial services agreements.

Other Related Party Transactions

      We have entered into agreements with holders of our preferred stock, including entities affiliated with Dr. Morton, Forward IV Associates, LLC, Vector Fund Management II, L.L.C., J.P. Morgan Fleming Asset Management, WestLB Asset Management (USA), L.L.C., Mr. Garner, Mr. Hale, Dr. Petricciani and Mr. La

Force, whereby we granted them registration rights with respect to their shares of common stock issuable upon conversion of their preferred stock.

      We have entered into indemnification agreements with each of our executive officers and directors. These indemnification agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law.

      In December 2000, we entered into a consulting agreement with our founder Dr. Morton. This agreement and Dr. Morton’s obligation not to compete with us expires in December 2004. Under the terms of the agreement we are obligated to pay Dr. Morton $150,000 per year. Dr. Morton is required to provide consulting services to help us develop and commercialize Canvaxin and our other product candidates as well as consult on medical and technical matters requested by us. Dr. Morton is not required to devote more than 33 business days to us in any 12-month period.

      In February 2001, we made a loan in the principal amount of $150,000 to Guy M. Gammon, our Vice President, Clinical Development. The loan was repaid in December 2001.

      In connection with his purchase of 242,092 shares of Series A preferred stock, we made a loan to Mr. Hale in the amount of $166,000. The loan was repaid in July 2001.

      In January 2003, Jeffrey W. Raser, our former Senior Vice President, Corporate Development and Marketing, resigned. We are obligated to pay to Mr. Raser his base salary at the rate of $200,000 per year and were obligated to pay the premiums for his medical benefits for six months following his date of termination. We also accelerated the vesting of options to purchase 41,666 shares of our common stock that were held by Mr. Raser.

      In March 2003, Billy W. Minshall, our former Senior Vice President, Operations, resigned. In accordance with the terms of his employment agreement, we are obligated to pay Mr. Minshall his base salary at the rate of $221,300 per year for up to 12 months and the vesting on options to purchase 56,250 shares of common stock was accelerated.

PRINCIPAL STOCKHOLDERS

      Set forth below is information relating to the beneficial ownership of our common stock as of June 30, 2003, by:

•	each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of the named executive officers; and

•	all directors and executive officers as a group.

      Each stockholder’s percentage ownership in the following table is based on 64,845,752 shares of common stock outstanding as of June 30, 2003, as adjusted to reflect the sale of 20,572,789 shares of Series C preferred stock in a recent private financing and conversion of all outstanding shares of preferred stock upon the closing of this offering and treating as outstanding all options held by that stockholder and exercisable within 60 days of June 30, 2003, if any.

      Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director and 5% stockholder listed below is c/o CancerVax Corporation, 2110 Rutherford Road, Carlsbad, California 92008.

		Percentage of Shares
		Beneficially Owned
	Number of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Before Offering	After Offering

5% Stockholders
Donald L. Morton, M.D.(1) 1374 Bella Oceana Vista Pacific Palisades, CA 90630	22,798,523	25.1%	%
Entities affiliated with Forward IV Associates, LLC(2) 9393 Towne Center Drive, Suite 200 San Diego, CA 92121	6,503,373	7.1
Entities affiliated with J.P. Morgan Fleming Asset Management(3) 522 Fifth Avenue New York, NY 10036	4,802,124	5.3
Entities affiliated with WestLB Asset Management (USA), L.L.C(4) 10 South Wacker Drive, Suite 2960 Chicago, IL 60606	4,760,287	5.2

		Percentage of Shares
		Beneficially Owned
	Number of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Before Offering	After Offering

Directors and Named Executive Officers
David F. Hale(5)	3,839,814	4.1
William R. LaRue(6)	460,000	*
Billy W. Minshall	312,500	*
John Petricciani, M.D.(7)	579,938	*
Hazel M. Aker(8)	425,000	*
Ivor Royston, M.D.(9)	6,503,373	7.1
Donald L. Morton, M.D.(1)	22,798,523	25.1
Cam L. Garner(10)	160,671	*
Robert E. Kiss(11)	4,802,124	5.3
Michael G. Carter, M.B., Ch.B., F.R.C.P. (U.K.)(12)	60,000	*
James Clayburn La Force, Jr., Ph.D.(13)	100,541	*
Barclay A. Phillips(14)	4,438,966	4.9
Gail S. Schoettler, Ph.D.(15)	40,000	*
All executive officers and directors as a group (17 persons)(16)	45,833,951	47.8%	%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Represents 18,863,741 shares of common stock held of record by the Donald L. Morton Family Trust dated June 2, 1989, of which Dr. Morton is the trustee, and 3,500,000 shares of common stock held of record by the Donald L. Morton, M.D., Grantor Retained Annuity Trust dated September 6, 2002, of which Dr. Morton is the trustee. Also includes 434,782 shares held of record by OncoVac, Inc., of which Dr. Morton is the sole shareholder.

(2)	Represents 5,995,134 shares of common stock held of record by Forward Ventures IV, LP and 508,239 shares of common stock held of record by Forward Ventures IV B, L.P.

(3)	Represents 3,622,913 shares of common stock held of record by J.P. Morgan Direct Venture Capital Institutional Investors II LLC, 1,035,882 shares of common stock held of record by J.P. Morgan Direct Venture Capital Private Investors II LLC and 143,329 shares of common stock held of record by 522 Fifth Avenue Fund, which are affiliated with J.P. Morgan Fleming Asset Management.

(4)	Represents 2,435,018 shares of common stock held of record by Special Private Equity Partners, L.P. and 2,325,269 shares of common stock held of record by The PMG-NG Direct Investment Fund, L.P, which are affiliates of WestLB Asset Management (USA), L.L.C.

(5)	Represents 504,530 shares of common stock held of record by David F. Hale, 514,302 shares held of record by the David F. Hale and Linda C. Hale Trust dated February 10, 1986, of which Mr. Hale is a co-trustee, and 20,000 shares held by the Michael T. Hale Trust dated December 26, 1991 for the benefit of Shane Hale, Tara Hale, Erin Hale and David Garrett Hale. Mr. Hale disclaims beneficial ownership of the 20,000 shares held by the Michael T. Hale Trust dated December 26, 1991. Also includes options to purchase 2,800,982 shares of common stock of which 2,346,301 are unvested as of June 30, 2003.

(6)	Represents 300,000 shares of common stock held of record by the William R. and Joyce E. LaRue Family Trust, dated November 4, 1991, of which Mr. LaRue is a co-trustee. Of these shares, 137,500 are subject to repurchase as of June 30, 2003. Also includes options to purchase 160,000 shares of common stock of which 141,250 are unvested as of June 30, 2003.

(7)	Represents 329,938 shares of common stock held of record by Dr. Petricciani. Of these shares, 31,250 are subject to repurchase as of June 30, 2003. Also includes options to purchase 250,000 shares of common stock of which 218,750 are unvested as of June 30, 2003.

(8)	Represents 175,000 shares of common stock held of record by Ms. Aker. Of these shares, 75,000 are subject to repurchase as of June 30, 2003. Also includes options to purchase 250,000 shares of common stock of which 226,563 are unvested as of June 30, 2003.

(9)	Consists of the shares referred to in footnote 2 above. Dr. Royston is the managing member of Forward IV Associates, LLC, which is the general partner of Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. Dr. Royston disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the named fund.

(10)	Represents 110,671 shares of common stock held of record by the Garner Family Trust dated October 21, 1987, of which Mr. Garner is co-trustee and 50,000 shares held of record by Mr. Garner. Of the 50,000 shares, 20,834 are subject to repurchase as of June 30, 2003.

(11)	Consists of the shares referred to in footnote 3 above. Mr. Kiss is the Vice President and Portfolio Manager of the Private Equity Group of J.P. Morgan Fleming Asset Management, which is affiliated with J.P. Morgan Direct Venture Capital Institutional Investors II LLC, J.P. Morgan Direct Venture Capital Private Investors II LLC and 522 Fifth Avenue Fund. Mr. Kiss disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the named fund.

(12)	Represents 10,000 shares of common stock held of record by Dr. Carter. Also includes options to purchase 50,000 shares of common stock. Of these shares, 20,417 are unvested as of June 30, 2003.

(13)	Represents 100,541 shares of common stock held of record by Dr. LaForce. Of these shares, 16,667 are subject to repurchase as of June 30, 2003.

(14)	Represents 3,307,660 shares held of record by Vector Later-Stage Equity Fund II (QP), L.P. and 1,102,551 shares held of record by Vector Later-Stage Equity Fund II, L.P. Mr. Phillips is the managing member of Vector Fund Management II, L.L.C. which is the general partner of Vector Later-Stage Equity Fund II (QP), L.P. and Vector Later-Stage Equity Fund II, L.P. Also includes 11,363 shares held of record by Palivaicinni Partners, L.L.C. Mr. Phillips disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named fund. Also includes 17,392 shares held of record by the Barclay A. Phillips, IRA Rollover.

(15)	Includes options to purchase 40,000 shares of common stock. Of these shares, 29,167 are unvested as of June 30, 2003.

(16)	Includes 411,460 shares of common stock subject to repurchase and 4,145,992 unvested options as of June 30, 2003.

DESCRIPTION OF CAPITAL STOCK

      Upon the closing of this offering, our authorized capital stock will consist of                      shares of common stock, $0.00004 par value per share, and                      shares of preferred stock, $0.00004 par value per share.

      The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

      Based on the numbers of shares outstanding as of June 30, 2003, and after giving effect to the sale of 20,572,789 shares of Series C preferred stock in a recent private financing and assuming the automatic conversion of all shares of convertible preferred stock into common stock upon the closing of this offering, there will be 90,972,092 shares of common stock outstanding. As of the same date, there were options outstanding to purchase 7,639,928 shares of common stock under our stock incentive plan and other warrants outstanding to purchase 441,991 shares of common stock. As of June 30, 2003, we had approximately 39 record holders of our common stock.

     Dividend Rights

      Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

     Voting Rights

      Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

     No Preemptive or Similar Rights

      Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

     Right to Receive Liquidation Distributions

      Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

      Upon the closing of this offering, all outstanding shares of our preferred stock will convert into an aggregate of 88,470,257 shares of common stock.

      Following the offering, we will be authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue                      shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

      Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that adversely affect the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Warrants

      As of June 30, 2003, there were warrants outstanding to purchase 441,991 shares of our common stock, at a weighted average exercise price of $2.53 per share. Generally, each warrant contains provisions for the adjustment of its exercise price and the number of shares issuable upon its exercise upon the occurrence of any stock dividend or stock split. In addition, the shares of our common stock issuable upon any exercise of the warrants provide their holders with rights to have those shares registered with the SEC, as discussed more fully below. These warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price.

Registration Rights

      Under an amended and restated investors’ rights agreement, following this offering, the holders of 64,045,740 shares of common stock have the right to require us to register their shares with the SEC so that those shares may be publicly resold or to include their shares in any registration statement we file.

     Demand Registration Rights

      At any time one year after the closing of this offering the holders of at least 25% of the shares having registration rights have the right to demand that we file two registration statements. If we are eligible to file a registration statement on Form S-3, holders of shares having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 exceeds $1 million.

     Piggyback Registration Rights

      If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement, except for this initial public offering in which the underwriters have excluded any sales by existing investors.

     Expenses of Registration

      We will pay all expenses relating to any demand or piggyback registration other than underwriting discounts and commissions. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to very limited exceptions.

     Expiration of Registration Rights

      The registration rights described above will expire five years after this offering is completed. The registration rights will terminate earlier for a particular stockholder if that holder, following this offering, holds less than one percent of our common stock and such holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act.

     Incidental Registration Rights

      We have also granted the holders of warrants to purchase 441,991 shares of our common stock specified incidental registration rights. If we register any securities for public sale, these holders will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares included in the registration statement.

Anti-takeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Takeover Statute

      We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

      Provisions of our certificate of incorporation and bylaws which will become effective upon the closing of this offering may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these provisions would require approval by holders of at least two-thirds of the outstanding common stock.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is                     .

Inclusion for Quotation on Nasdaq

      We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “CNVX.”

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

      The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder. For the purpose of this discussion, a non-United States holder is any holder that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

      If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

      This discussion assumes that non-United States holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the United States dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States Holder should consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

      We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

      Any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

      Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition to the graduated tax described above, dividends received by corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

      A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the Internal Revenue Service, or IRS.

Gain on Disposition of Common Stock

      A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

•	the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a “United States real property holding corporation” for United States federal income tax purposes.

Backup Withholding and Information Reporting

      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

      Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

      Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

      Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Upon completion of this offering, we will have  shares of common stock outstanding, assuming no exercise of currently outstanding options or warrants. Of these shares, the                     shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining 90,972,092 shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or of they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. As a result of lock-up agreements and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

•	no restricted shares will be eligible for immediate sale on the effective date of this offering;

•	restricted shares, plus approximately shares of common stock issuable upon exercise of vested stock options, will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this prospectus; and

•	the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods could be sold earlier if the holders exercise any available registration rights.

      Following this offering, the holders of 64,045,740 shares of common stock have the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public beginning one year from the effective date of this offering. If those holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the common stock. If we were required to include in a registration that we initiated shares held by such holders upon the exercise of their piggyback registration rights, such sales may have an adverse effect on our ability to raise needed capital. We have also granted the holders of warrants to purchase 441,991 shares of our common stock specified incidental registration rights. In addition, we expect to file a registration statement on Form S-8 registering shares of common stock subject to outstanding stock options or reserved for issuance under our stock incentive plan. We expect to file this registration statement as soon as practicable after the effective date of this offering. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up agreements described above.

      In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to the manner of sale, notice, and the availability of current public information about us. A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

      Our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares under a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the effective date of this offering. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

Lock-Up Agreements

      We, along with our directors and officers, and all persons known to us to hold of record 5% or more of our outstanding shares of common stock, have agreed under lock-up agreements, subject to specified exceptions, not to, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any shares of common stock without the prior written consent of Lehman Brothers Inc. for a period of 180 days from the date of this prospectus.

Registration Rights

      Following this offering, under specified circumstances and subject to customary conditions, holders of 64,045,740 shares of our outstanding common stock will hold demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and rights to participate in any future registrations of securities. In addition, we have granted the holders of warrants to purchase 441,991 shares of our common stock specified incidental registration rights. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock — Registration Rights.”

UNDERWRITING

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Thomas Weisel Partners LLC and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, has severally agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
Thomas Weisel Partners LLC
U.S. Bancorp Piper Jaffray Inc.

Total

      The underwriting agreement provides that the underwriters’ obligations to purchase our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, which include:

•	if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

      The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $          per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $          per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions that we will pay. The underwriting discount is the difference between the offering price and the amount the underwriters pay to purchase the shares from us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                      shares. The underwriting discounts and commissions equal           % of the public offering price.

	No Exercise	Full Exercise

Per share	$	$
Total

      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                    . We have agreed to pay such expenses.

Over-Allotment Option

      We have granted to the underwriters an option to purchase up to an aggregate of                     additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, under the over-allotment option, to sell the additional shares of common stock to the underwriters.

Lock-up Agreements

      We, along with our directors and officers, and all persons known to us to hold of record 5% or more of our outstanding shares of common stock, have agreed under lock-up agreements, subject to specified exceptions, not to, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any shares of common stock without the prior written consent of Lehman Brothers Inc. for a period of 180 days from the date of this prospectus.

Indemnification

      We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Discretionary Shares

      The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of our common stock offered by them.

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over- allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

      In connection with the offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Stamp Taxes

      Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Directed Share Program

      At our request, the underwriters have reserved up to             , or approximately           % of our common stock offered by this prospectus, for sale under a directed share program to specified business associates of ours. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by the directed share participants which are not so purchased will be reallocated for sale to the general public in the offering.

Electronic Distribution

      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

      Other than the prospectus in electronic format, information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of our common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Relationships

      The underwriters have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

Notice to Canadian Residents

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of securities are made. Any resale of the securities in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

      By purchasing securities in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. As of the date of this prospectus, Latham & Watkins LLP and certain of its attorneys hold shares of our preferred stock which will be converted into an aggregate of 35,881 shares of our common stock upon the closing of this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Bingham McCutchen LLP, New York, New York.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      Ernst & Young LLP, independent auditors, have audited the financial statements of Cell-Matrix, Inc. at December 31, 2000 and 2001, and for the years then ended, as set forth in their report. We have included Cell-Matrix’s financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to CancerVax and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a website at www.cancervax.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 with the SEC free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

INDEX TO FINANCIAL STATEMENTS

Page

CancerVax Corporation
Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2001 and 2002 and June 30, 2003 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2003 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Cell-Matrix, Inc.
Report of Ernst & Young LLP, Independent Auditors	F-29
Balance Sheets as of December 31, 2000 and 2001	F-30
Statements of Operations for the years ended December 31, 2000 and 2001	F-31
Statements of Shareholders’ Deficit for the years ended December 31, 2000 and 2001	F-32
Statements of Cash Flows for the years ended December 31, 2000 and 2001	F-33
Notes to Financial Statements	F-34

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders CancerVax Corporation

      We have audited the accompanying consolidated balance sheets of CancerVax Corporation as of December 31, 2001 and 2002 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CancerVax Corporation at December 31, 2001 and 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

San Diego, California

March 17, 2003

CANCERVAX CORPORATION

CONSOLIDATED BALANCE SHEETS

				Pro Forma
				Redeemable
				Convertible
				Preferred Stock
	December 31,			and Stockholders’
			June 30,	Equity at
	2001	2002	2003	June 30, 2003

			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,102,993	$26,082,735	$13,480,357
Securities available-for-sale	—	10,117,513	6,522,887
Other current assets	218,225	133,303	111,959
Restricted cash, short-term	125,000	—	—

Total current assets	10,446,218	36,333,551	20,115,203
Property and equipment, net	7,704,381	10,844,774	10,256,027
Goodwill	—	5,381,147	5,381,147
Intangibles, net	562,500	587,940	589,208
Other assets	79,305	489,215	656,842
Restricted cash, long-term	2,003,000	1,550,000	1,550,000

Total assets	$20,795,404	$55,186,627	$38,548,427

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	$3,407,885	$3,907,811	$3,669,531
Current portion of long-term debt	1,185,706	2,960,182	5,855,065

Total current liabilities	4,593,591	6,867,993	9,524,596
Long-term debt, net of current portion	3,353,349	7,379,249	3,251,462
Deferred rent	155,727	236,079	261,030
Commitments
Redeemable convertible preferred stock, $.00004 par value; 14,255,884, 35,791,465 and 35,791,465 shares authorized at December 31, 2001, 2002 and June 30, 2003 (unaudited), respectively; 13,888,537, 35,155,040 and 35,155,040 shares issued and outstanding at December 31, 2001, 2002 and June 30, 2003 (unaudited), respectively; liquidation preference of $37,896,892, $100,155,661 and $103,859,257 at December 31 2001, 2002 and June 30, 2003 (unaudited), respectively; no shares outstanding pro forma (unaudited)	32,455,381	96,581,528	100,880,817	$—
Series A redeemable convertible preferred stock issuable	900,000	—	—	—
Stockholders’ equity (deficit):
Convertible preferred stock, $.00004 par value; 32,719,493, 31,579,187 and 31,579,187 shares authorized at December 31, 2001, 2002 and June 30, 2003 (unaudited), respectively; 25,046,024, 27,188,877 and 27,188,877 shares issued and outstanding at December 31, 2001, 2002 and June 30, 2003 (unaudited), respectively; liquidation preference of $29,089,029, $37,651,613 and $38,195,413 at December 31, 2001, 2002 and June 30, 2003 (unaudited), respectively; no shares outstanding pro forma (unaudited)	1,001	1,087	1,087	—
Common stock, $.00004 par value; 52,516,806, 80,000,000 and 83,700,000 shares authorized at December 31, 2001, 2002 and June 30, 2003 (unaudited), respectively; 1,576,283, 2,181,086 and 2,501,835 shares issued and outstanding at December 31, 2001, 2002 and June 30, 2003 (unaudited), respectively; 64,845,752 shares outstanding pro forma (unaudited)	63	87	100	2,594
Additional paid-in capital	5,465,553	11,728,272	16,514,870	117,394,280
Unrealized gain (loss) on securities available-for-sale	—	(42,796)	25,855	25,855
Deferred compensation	—	—	(3,961,063)	(3,961,063)
Accumulated deficit	(26,129,261)	(67,564,872)	(87,950,327)	(87,950,327)

Total stockholders’ equity (deficit)	(20,662,644)	(55,878,222)	(75,369,478)	$25,511,339

Total liabilities and stockholders’ equity (deficit)	$20,795,404	$55,186,627	$38,548,427

See accompanying notes.

CANCERVAX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003

				(Unaudited)	(Unaudited)
Operating expenses:
Research and development	$3,495,493	$13,909,835	$23,024,414	$11,448,474	$11,233,185
General and administrative	764,664	5,441,404	8,005,489	3,746,154	4,119,703
Amortization of employee stock-based compensation	—	—	—	—	464,088
Purchased in-process research and development	—	—	2,840,000	2,840,000	—

Total operating expenses	4,260,157	19,351,239	33,869,903	18,034,628	15,816,976
Other income (expense):
Option fee income	1,000,000	—	—	—	—
Interest income	147,288	908,662	690,706	322,882	219,964
Interest expense	—	(139,416)	(621,006)	(246,390)	(489,154)

Total other income (expense)	1,147,288	769,246	69,700	76,492	(269,190)

Net loss	(3,112,869)	(18,581,993)	(33,800,203)	(17,958,136)	(16,086,166)
Dividends and accretion to redemption value of redeemable convertible preferred stock	—	(4,105,357)	(7,635,408)	(3,336,118)	(4,299,289)

Net loss applicable to common stockholders	$(3,112,869)	$(22,687,350)	$(41,435,611)	$(21,294,254)	$(20,385,455)

Basic and diluted net loss per share	$(0.13)	$(60.46)	$(33.81)	$(21.06)	$(11.69)

Shares used to compute basic and diluted net loss per share	23,587,442	375,243	1,225,421	1,011,020	1,744,351

The allocation of employee stock-based compensation is as follows:
Research and development					$172,894
General and administrative					291,194

					$464,088

See accompanying notes.

CANCERVAX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

						Unrealized
	Convertible					Gain (Loss)
	Preferred Stock		Common Stock		Additional	on Securities			Total
					Paid-in	Available	Deferred	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	For Sale	Compensation	Deficit	Equity (Deficit)

Balance at December 31, 1999	—	$—	23,780,000	$951	$9,061	$—	$—	$(329,042)	$(319,030)
Issuance of stock for cash, at $4.00 per share	—	—	1,251,500	50	4,999,950	—	—	—	5,000,000
Issuance of stock for license and technology agreement	—	—	1,250,000	50	(50)	—	—	—	—
Exchange of common stock for junior preferred stock and the concurrent conversion of 3,673,469 shares of junior preferred stock to Series A preferred stock	26,281,500	1,051	(26,281,500)	(1,051)	—	—	—	—	—
Issuance of stock for trademarks, license and technology	408,163	16	—	—	(16)	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	(3,112,869)	(3,112,869)

Balance at December 31, 2000	26,689,663	1,067	—	—	5,008,945	—	—	(3,441,911)	1,568,101
Exercise of stock options for cash	—	—	1,576,283	63	400,822	—	—	—	400,885
Conversion of Series A convertible preferred stock to Series A redeemable convertible preferred stock	(1,643,639)	(66)	—	—	(627)	—	—	—	(693)
Compensation expense related to issuance of stock options to consultants	—	—	—	—	46,845	—	—	—	46,845
Issuance of warrants in conjunction with debt	—	—	—	—	9,568	—	—	—	9,568
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	(4,105,357)	(4,105,357)
Net loss and comprehensive loss	—	—	—	—	—	—	—	(18,581,993)	(18,581,993)

Balance at December 31, 2001	25,046,024	1,001	1,576,283	63	5,465,553	—	—	(26,129,261)	(20,662,644)
Exercise of stock options for cash	—	—	639,803	25	198,912	—	—	—	198,937
Repurchase of stock options	—	—	(35,000)	(1)	(17,149)	—	—	—	(17,150)
Compensation expense related to issuance of stock options to consultants	—	—	—	—	40,685	—	—	—	40,685
Issuance of warrants in conjunction with debt and facility lease	—	—	—	—	318,939	—	—	—	318,939
Issuance of stock in conjunction with Cell-Matrix acquisition	2,142,853	86	—	—	5,721,332	—	—	—	5,721,418
Dividend and accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	(7,635,408)	(7,635,408)
Net loss	—	—	—	—	—	—	—	(33,800,203)	(33,800,203)
Unrealized loss on securities available- for-sale	—	—	—	—	—	(42,796)	—	—	(42,796)

Comprehensive loss	—	—	—	—	—	—	—	—	(33,842,999)

Balance at December 31, 2002	27,188,877	1,087	2,181,086	87	11,728,272	(42,796)	—	(67,564,872)	(55,878,222)
Exercise of stock options for cash (unaudited)	—	—	320,749	13	86,460	—	—	—	86,473
Deferred employee stock-based compensation (unaudited)	—	—	—	—	4,425,151	—	(4,425,151)	—	—
Amortization of deferred employee stock-based compensation (unaudited)	—	—	—	—	—	—	464,088	—	464,088
Compensation expense related to issuance of stock options to consultants (unaudited)	—	—	—	—	29,623	—	—	—	29,623
Issuance of warrants (unaudited)	—	—	—	—	245,364	—	—	—	245,364
Dividend and accretion to redemption value of redeemable convertible preferred stock (unaudited)	—	—	—	—	—	—	—	(4,299,289)	(4,299,289)
Net loss (unaudited)	—	—	—	—	—	—	—	(16,086,166)	(16,086,166)
Unrealized gain on securities available- for-sale (unaudited)	—	—	—	—	—	68,651	—	—	68,651

Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(16,017,515)

Balance at June 30, 2003 (unaudited)	27,188,877	$1,087	2,501,835	$100	$16,514,870	$25,855	$(3,961,063)	$(87,950,327)	$(75,369,478)

See accompanying notes.

CANCERVAX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003

				(Unaudited)	(Unaudited)
Operating activities
Net loss	$(3,112,869)	$(18,581,993)	$(33,800,203)	$(17,958,136)	$(16,086,166)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred employee stock-based compensation	—	—	—	—	464,088
Interest expense for the warrants issued in conjunction with debt	—	9,568	46,288	11,478	46,476
Amortization of premium/discount on securities available-for-sale	—	—	56,326	—	85,380
Interest receivable on securities available-for-sale			(149,831)	—	41,632
Compensation expense for stock options and warrants to consultants	—	46,845	40,685	17,800	50,782
Installment obligation issued for license and technology costs	750,000	—	—	—	—
Depreciation	392	651,030	1,443,433	606,332	920,691
Amortization of intangibles	—	187,500	208,908	99,596	121,552
Purchased in-process research and development	—	—	2,840,000	2,840,000	—
Deferred rent	91,520	64,207	80,352	40,176	24,951
Changes in operating assets and liabilities:
Other current assets	(109,851)	(187,679)	(52,337)	(265,799)	31,446
Accounts payable and accrued liabilities	1,031,891	2,046,964	499,926	292,555	(238,280)

Net cash used in operating activities	(1,348,917)	(15,763,558)	(28,786,453)	(14,315,998)	(14,537,448)
Investing activities
Cash paid for Cell-Matrix acquisition	—	—	(221,756)	(221,756)	—
Purchases of property and equipment	(2,284,660)	(5,955,643)	(4,421,494)	(3,226,160)	(331,944)
Purchases of securities available-for-sale	—	—	(10,566,804)	—	(2,942,481)
Proceeds from sale of securities available-for-sale	—	—	500,000	—	6,478,746
Purchases of intangibles	(750,000)	—	(234,348)	(90,157)	(122,820)
Restricted cash	(350,000)	(1,778,000)	578,000	—	—
Stockholder note receivable	(166,216)	166,216	—	—	—

Net cash provided by (used in) investing activities	(3,550,876)	(7,567,427)	(14,366,402)	(3,538,073)	3,081,501
Financing activities
Proceeds from notes payable	—	4,000,000	4,900,878	—	233,771
Principal payments on notes and capital leases	—	(201,445)	(1,415,807)	(448,802)	(1,341,675)
Proceeds from exercise of stock options	—	400,885	181,787	196,710	86,473
Payment of installment obligation	—	(125,000)	(125,000)	(125,000)	(125,000)
Proceeds from stock subscription receivable	—	166,021	—	—	—
Proceeds from sale of common stock	5,000,000	—	—	—	—
Proceeds from sale of preferred stock, net of issuance costs	29,083,310	—	55,590,739	55,596,978	—

Net cash provided by (used in) financing activities	34,083,310	4,240,461	59,132,597	55,219,886	(1,146,431)
Increase (decrease) in cash and cash equivalents	29,183,517	(19,090,524)	15,979,742	37,365,815	(12,602,378)
Cash and cash equivalents at beginning of period	10,000	29,193,517	10,102,993	10,102,993	26,082,735

Cash and cash equivalents at end of period	$29,193,517	$10,102,993	$26,082,735	$47,468,808	$13,480,357

Supplemental cash flow information:
Cash paid during the period for interest	$—	$101,658	$416,306	$200,746	$396,652

Supplemental schedule of non-cash investing and financing activities:
Issuance of preferred stock in exchange for note	$166,021	$—	$—	$—	$—

Series A redeemable convertible preferred stock issuable	$—	$—	$900,000	$—	$—

Acquisitions (cancellations) of equipment purchased through capital leases	$—	$115,500	$(59,695)	$(59,695)	$—

Stock issued in conjunction with Cell-Matrix acquisition	$—	$—	$5,721,418	$5,721,418	$—

Issuance of warrants in connection with lease facility, equipment loans and consulting agreement	$—	$—	$295,983	$103,500	$245,364

Unrealized gain (loss) on securities available-for-sale	$—	$—	$(42,796)	$—	$68,651

See accompanying notes.

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of June 30, 2003 and for the six months ended
June 30, 2002 and 2003 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Organization and Business and Basis of Presentation

      CancerVax Corporation (the “Company”) was incorporated in Delaware in June 1998 and is focused on the research, development and commercialization of novel biological products for the treatment and control of cancer. The Company had no operations in 1998.

      The Company’s lead product candidate is in two worldwide Phase 3 clinical trials for the treatment of advanced-stage melanoma. In addition, the Company is developing a pipeline of products based upon its proprietary specific active immunotherapy and anti-angiogenesis technology platforms as well as monoclonal human antibodies. The Company has a biologics manufacturing facility that produces Canvaxin for use in clinical trials and will be used to produce commercial quantities of Canvaxin, if any. The Company also has collaborations with both private and academic institutions.

      While the Company has not reported significant revenues since its incorporation in 1998, as discussed above, the Company has its lead product candidate in Phase 3 clinical trials, has in place a biologics manufacturing facility and is developing a pipeline of product candidates. In addition, as discussed in Note 2, on January 17, 2002, the Company in a merger transaction acquired Cell-Matrix, Inc. (“Cell-Matrix”), a private biotechnology company with unique therapeutic and diagnostic anti-angiogenesis technology and several product candidates. Prior to its acquisition, Cell-Matrix had entered into collaborations with both private and academic institutions, has generated revenues, and has the potential to generate future revenues from certain collaborative agreements. Accordingly, the accompanying financial statements have been prepared as if the Company is an operating company.

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Cell-Matrix. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Pro Forma Stockholders’ Equity

      If an initial public offering contemplated by the prospectus is consummated under the terms presently anticipated, all shares of Redeemable Convertible Preferred Stock and Convertible Preferred Stock (collectively, the “Preferred Stock”) outstanding at June 30, 2003 will automatically convert into 62,343,917 shares of common stock. The unaudited pro forma Redeemable Convertible Preferred Stock and stockholders’ equity at June 30, 2003 reflects the effect of the Preferred Stock conversion.

Interim Financial Information

      The financial statements as of and for the six months ended June 30, 2002 and 2003 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements, and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information therein. The results of operations for the six months ended

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2003 are not necessarily indicative of the results that may be reported for the year ended December 31, 2003.

Cash and Cash Equivalents

      Cash and cash equivalents are comprised of highly liquid investments with an original maturity of less than three months when purchased.

Securities Available-for-Sale

      Investments with an original maturity of more than three months are considered short-term investments and have been classified by management as securities available-for-sale. Such investments are carried at fair value, with unrealized gains and losses included as a separate component of stockholders’ equity.

Fair Value of Financial Instruments

      The carrying amount of cash and cash equivalents, securities available-for-sale, accounts payable, and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments. Based on the borrowing rates currently available to the Company for loans with similar terms, management believes the fair value of the long-term debt approximates its carrying value.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and securities available-for-sale. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management, however, believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. Additionally, the Company has established guidelines regarding diversification of its investment and their maturities, which are designed to maintain safety and liquidity.

Property and Equipment

      Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (ranging from three to seven years) using the straight–line method. Leasehold improvements are amortized over the estimated useful life of the asset or the lease term, whichever is shorter.

Impairment of Long-Lived Assets

      Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. If the assets are considered to be impaired, the impairment charge is the amount by which the carrying value of the assets exceeds the fair value of the assets. The Company intends to perform its annual impairment test in October of each year.

      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value. There have been no indicators of impairment through June 30, 2003.

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and Development

      Research and development expenses consist primarily of costs associated with the clinical trials of the Company’s product candidates, compensation and other expenses for research and development personnel, supplies and development materials, costs for consultants and related contract research, facility costs, amortization of purchased technology and depreciation. Expenditures relating to research and development are expensed as incurred.

Option Fee Income

      Option fee income consists of a fee paid by a pharmaceutical company to the Company for the exclusive right to negotiate a license agreement during a specified period of time. The exclusivity period lapsed in 2000 without a license agreement having been completed, and the Company did not have any ongoing obligations to or involvement with the pharmaceutical company after the exclusivity period lapsed. Accordingly, the Company recognized the option fee as income at the conclusion of the exclusivity period.

Comprehensive Income (Loss)

      In accordance with SFAS No. 130, Reporting Comprehensive Income, all components of comprehensive income (loss), including net income (loss), are reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non–owner sources. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustment and unrealized gains and losses on investments, are reported, net of their related tax effect, to arrive at comprehensive income (loss).

Stock-Based Compensation

      The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its employee stock options. Under APB 25, if the exercise price of the Company’s employee and director stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized. In conjunction with the Company’s initial public offering contemplated by the prospectus, the Company reviewed its historical exercise prices through June 30, 2003 and, as a result, revised the estimate of fair value for all stock options granted subsequent to April 30, 2003. With respect to these options granted, the Company has recorded deferred stock compensation of $4,425,151 for the six months ended June 30, 2003 for the difference between the original exercise price per share determined by the Board of Directors and the revised estimate of fair value per share at the respective grant dates. The weighted average exercise price for the 3,484,371 options granted to the Company’s employees and directors during May and June 2003 was $0.75. The weighted average revised fair value per share for May and June 2003 was $2.01. Deferred stock compensation is recognized and amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation (“FIN”) No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, over the vesting period of the related options, generally four years. Compensation expense related to stock options granted to the Company’s employees and directors was $464,088 for the six months ended June 30, 2003.

      Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force (“EITF”) 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and are periodically revalued as the options vest and are recognized as expense over the related service period. The Company granted stock options to non-employees as follows: 245,000 in 2000, 54,500 in 2001 and 5,000 in 2002. There were no options granted to non-employees during 2003. Compensation expense related to the non-employee stock option grants was $46,845,

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$40,685, $17,800 and $29,623 for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and 2003, respectively. The options were valued using the following weighted-average assumptions for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003: risk-free interest rates of 5.97%, 5.01%, 4.50%, 5.01% and 3.57% respectively; dividend yield of 0%; expected volatility of 70% and contractual term of 10.0, 9.51, 8.76, 8.91 and 7.82 years, respectively. No compensation expense was recorded in 2000 because no significant vesting had occurred.

      As required under SFAS No. 123, the pro forma effects of stock-based compensation on net loss are estimated at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      The fair value of these options was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003: risk-free interest rates of 6.12%, 4.55%, 3.81%, 3.80% and 2.38% respectively; a dividend yield of 0% for all periods; expected volatility of 70% for all periods; and weighted-average expected lives of the options of 4.62, 4.95, 4.97, 4.98 and 4.97 years, respectively. The estimated weighted average fair value of stock options granted during 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003 was $0.15, $0.21, $0.44, $0.44 and $1.53, respectively.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options. The Company’s pro forma information follows:

	Years Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003

Net loss applicable to common stockholders as reported	$(3,112,869)	$(22,687,350)	$(41,435,611)	$(21,294,254)	$(20,385,455)
Pro forma net loss applicable to common stockholders	$(3,148,065)	$(22,964,751)	$(41,925,471)	$(21,535,971)	$(20,467,304)
Basic and diluted net loss per share as reported	$(0.13)	$(60.46)	$(33.81)	$(21.06)	$(11.69)
Pro forma basic and diluted net loss per share	$(0.13)	$(61.20)	$(34.21)	$(21.30)	$(11.73)

Net Loss Per Share

      The Company calculated net loss per share in accordance with SFAS No. 128, Earnings Per Share, and Staff Accounting Bulletin (“SAB”) No. 98. Basic earnings per share (“EPS”) is calculated by dividing the net income or loss by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss by the weighted average number of common shares equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, Preferred Stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. Under the provisions of SAB No. 98, common shares issued for nominal consideration (as defined), if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The unaudited pro forma basic and diluted net loss per share calculations assume the conversion of all outstanding shares of Preferred Stock into shares of common stock using the as-if converted method as of January 1, 2002 or the date of issuance, if later.

	Years Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003

Historical:
Numerator:
Net loss	$(3,112,869)	$(18,581,993)	$(33,800,203)	$(17,958,136)	$(16,086,166)
Dividends and accretion to redemption value of redeemable convertible preferred stock	—	(4,105,357)	(7,635,408)	(3,336,118)	(4,299,289)

Net loss applicable to common stockholders	$(3,112,869)	$(22,687,350)	$(41,435,611)	$(21,294,254)	$(20,385,455)

Denominator:
Weighted average common shares	23,587,442	998,889	2,063,991	1,945,310	2,303,298
Weighted average unvested common shares subject to repurchase	—	(623,646)	(838,570)	(934,290)	(558,947)

Denominator for basic and diluted earnings per share*	23,587,442	375,243	1,225,421	1,011,020	1,744,351

Basic and diluted net loss per share	$(0.13)	$(60.46)	$(33.81)	$(21.06)	$(11.69)

Pro forma:
Pro forma net loss			$(33,800,203)		$(16,086,166)

Pro forma basic and diluted net loss per share			$(0.57)		$(0.25)

Shares used above			1,225,421		1,744,351
Pro forma adjustments to reflect assumed weighted average effect of conversion of preferred stock			57,781,893		62,343,917

Pro forma shares used to compute basic and diluted net loss per share			59,007,314		64,088,268

Historical outstanding antidilutive securities not included in diluted net loss per share calculation:
Preferred stock	38,934,561	38,934,561	62,343,917	62,239,835	62,343,917
Common stock subject to repurchase	—	912,500	658,024	874,274	492,191
Options to purchase common stock	3,385,432	3,248,436	4,658,822	4,569,642	7,639,928
Warrants	—	65,306	291,991	140,306	441,991

	42,319,993	43,160,803	67,952,754	67,824,057	70,918,027

*	As discussed in Note 4, in December 2000, 26,281,500 shares of common stock were exchanged on a one-for-one basis for shares of Junior Preferred Stock.

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effect of New Accounting Standards

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. Amendments are effective for the consolidated financial statements for the Company beginning January 1, 2003. The Company has currently chosen not to adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation. If the Company is required to adopt such a method, its implementation pursuant to SFAS No. 148 would have a material effect on the Company’s consolidated results of operations.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

2. Cell-Matrix Acquisition

      On January 17, 2002, the Company completed the acquisition of Cell-Matrix in a transaction accounted for as a purchase. Cell-Matrix is developing anti-angiogenesis technology to treat cancer and other diseases. The acquisition of Cell-Matrix allowed the Company to expand existing product pipelines and technologies to include anti-angiogenesis product candidates that the Company believes will complement and enhance its specific active immunotherapy development platform. In connection with the acquisition, the Company acquired all of the common stock of Cell-Matrix in exchange for 2,142,853 shares of Acquisition Preferred Stock (Note 7), assumption of $2,500,000 of notes payable to related parties (Note 5) and cash of $118,402. The total purchase price also included acquisition related costs of $103,354. Adjustments were made to record the net assets of Cell-Matrix acquired at fair value, including allocating a portion of the total purchase price to in-process research and development. The difference between total acquisition costs, liabilities assumed and the identified assets acquired were allocated to goodwill.

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Based on management’s review of the analysis of the tangible and intangible assets and liabilities of Cell-Matrix, the purchase price has been allocated as follows:

Total acquisition costs:
Issuance of Acquisition Preferred Stock	$5,721,418
Cash paid at acquisition	118,402
Acquisition related costs	103,354
Assumed contractual obligations due to related parties	2,500,000

$8,443,174

Allocated to assets and liabilities as follows:
Property and equipment acquired	$222,027
In-process research and development	2,840,000
Goodwill	5,381,147

$8,443,174

      The principal technology acquired was monoclonal antibodies, which were in the process of being developed. Purchased in-process research and development was expensed upon acquisition, in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, as ultimate commercialization of the antibodies acquired is uncertain and the technology has no alternative uses. The fair value of each of the in-process research and development projects was based on a cost approach that attempts to estimate the costs of replicating the technology including outside contracted services, the level of full time employees and lab supplies that would be required in the development effort, net of tax. Management was primarily responsible for the estimates and assumptions used in determining each of the above factors and believes that the analysis was performed based on the most relevant available data. As of December 31, 2002, due to the inherent uncertainty and lengthy development life of the underlying antibodies, the Company cannot estimate with any certainty the costs that will be incurred, or the anticipated completion dates, in the continued development of these antibodies. The $5,381,147 of goodwill and $2,840,000 of in process research and development is not expected to be deductible for tax purposes. The accompanying statements of operations for the year ended December 31, 2002 and the six months ended June 30, 2003 include the operating results of Cell-Matrix since the date of the acquisition. Assuming the acquisition of Cell-Matrix had occurred on January 1, 2001, the pro forma unaudited results of operations for the year ended December 31, 2001 would have been as follows:

Revenues	$2,545,057
Net loss	$(18,848,363)
Basic and diluted net loss per share	$(50.23)

      Pro forma unaudited results of operations for the year ended December 31, 2002 are not included because the operating results of Cell-Matrix prior to the January 17, 2002 acquisition date were not material.

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3. Balance Sheet Details

Securities Available-For-Sale

      Securities available-for-sale consisted of the following:

	December 31, 2002

	Amortized	Accrued	Unrealized	Estimated
	Cost	Interest	Losses	Fair Value

U.S. government securities	$7,152,726	$108,835	$(32,550)	$7,229,011
Corporate debt securities	2,857,751	40,997	(10,246)	2,888,502

	$10,010,477	$149,832	$(42,796)	$10,117,513

	June 30, 2003

	Amortized	Accrued	Unrealized	Estimated
	Cost	Interest	Gains	Fair Value

U.S. government securities	$6,089,056	$104,882	$25,024	$6,218,962
Corporate debt securities	299,777	3,317	831	303,925

	$6,388,833	$108,199	$25,855	$6,522,887

      Gross realized gains and losses for each of these security types were immaterial in 2002 and for the six months ended June 30, 2003.

      The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 2002 and June 30, 2003 are shown below:

	December 31, 2002		June 30, 2003

	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value

Due in 12 months or less	$3,037,259	$3,057,151	$6,388,833	$6,522,887
Due between 12 and 15 months	6,973,218	7,060,362	–	–

	$10,010,477	$10,117,513	$6,388,833	$6,522,887

Property and Equipment

      Property and equipment consisted of the following:

	December 31,
			June 30,
	2001	2002	2003

Leasehold improvements	$3,698,132	$6,382,626	$6,438,855
Manufacturing and lab equipment	3,411,379	4,365,550	4,465,891
Office equipment and furniture	682,364	1,374,675	1,472,205
Computer equipment	563,928	816,778	892,824

	8,355,803	12,939,629	13,269,775
Less accumulated depreciation and amortization	(651,422)	(2,094,855)	(3,013,748)

	$7,704,381	$10,844,774	$10,256,027

      Total depreciation expense of property and equipment amounted to $392, $651,030, $1,443,433, $606,332 and $920,691 for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003, respectively.

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangibles

      Intangibles consisted of the following:

	December 31, 2001		December 31, 2002		June 30, 2003

	Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated	Amortization
	Amount	Amortization	Amount	Amortization	Amount	Amortization	Lives

Cell lines and licensed technology rights	$750,000	$187,500	$750,000	$375,000	$750,000	$468,750	4 years
Patents and patent applications	—	—	234,348	21,408	357,168	49,210	14 years

	$750,000	$187,500	$984,348	$396,408	$1,107,168	$517,960

      Intangibles consist of cell lines and licenses to patents rights and related technology acquired in December 2000 (Note 4) and patents related to the Company’s specific active immunotherapy platform technology. The Company plans to use the acquired technology and patents in its research and development related to new biological product candidates for the treatment of cancer.

      Amortization expense is included in research and development expense in the accompanying statements of operations. Amortization expense was $187,500, $208,908, $99,596 and $121,552 for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and 2003, respectively. There was no amortization expense for the year ended December 31, 2000.

Restricted Cash

      In connection with the Company’s leases for its corporate headquarters and research and development facility and its manufacturing facility, the Company has entered into an irrevocable standby letter of credit totaling $2,128,000 as of December 31, 2001, which was decreased to $1,550,000 at December 31, 2002 and June 30, 2003. To secure the letter of credit, the Company has pledged twelve-month certificates of deposit for similar amounts as of December 31, 2001, December 31, 2002 and June 30, 2003, respectively. The amount of the irrevocable standby letter of credit can vary up to the maximum of $1,900,000 depending on the Company’s cash position.

Accounts Payable and Accrued Liabilities

      Accounts payable and accrued liabilities consisted of the following:

	December 31,
			June 30,
	2001	2002	2003

Accounts payable	$2,074,562	$2,238,145	$1,749,829
Accrued employee benefits	984,673	960,554	1,006,651
Accrued clinical trial patient costs	—	194,114	358,006
Other accrued liabilities	348,650	514,998	555,045

	$3,407,885	$3,907,811	$3,669,531

4. Related Party Transactions

      The Company was founded in 1998 by Donald L. Morton, M.D. (“Dr. Morton”), who is currently Medical Director and Surgeon-in-Chief of the John Wayne Cancer Institute (“JWCI”), a leading cancer surgery center located in Santa Monica, California. In 1998, OncoVac, Inc. (“OncoVac”), which is wholly owned by Dr. Morton and was previously named CancerVax, Inc., cross-licensed from JWCI the rights to

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

patents and patent applications, cell banks and manufacturing know-how. In July 2000, OncoVac assigned all of its rights and obligations under that agreement to the Company. In exchange, the Company committed to issue to JWCI a specified ownership interest in the Company and pay upfront and periodic payments aggregating $1,250,000. In August 2000, the Company satisfied its ownership commitment to JWCI by issuing JWCI 1,250,000 shares of common stock. In accordance with SAB No. 48, Transfer of Nonmonetary Assets by Promoters or Shareholders, no value has been ascribed to the technology acquired upon the formation of the Company as the carrying value of the assets acquired was zero.

      The Company made a $500,000 payment to JWCI and committed to make six annual installments of $125,000 beginning in 2001 through 2006 and such amount (aggregating $750,000) was recorded as an installment payable at December 31, 2000. In June 2001, June 2002 and June 2003 the Company paid the first three installments reducing the aggregate balance to $375,000 at June 30, 2003 (Note 5). There are no further milestone payments which could be due under the agreement, but the Company is obligated to pay JWCI a specified percentage of the initial net royalties, if any, up to a maximum amount, which the Company receives on sales by its sublicensees of Canvaxin. In the event that the specified amount of net royalties are paid to JWCI, the Company would then be obligated to pay to JWCI a specified royalty on net sales, if any, of Canvaxin to third parties by the Company, its sublicensees and affiliates. The $1,250,000 cash and installment payable were expensed in 2000 pursuant to SFAS No. 2, Accounting for Research and Development Costs, as ultimate commercialization of the Company’s lead product candidate, Canvaxin, was uncertain and the technology had no alternative uses.

      In July 2000, the Company entered into three agreements with OncoVac, whereby the Company issued 408,163 shares of Series A Preferred Stock in December 2000, for the assignment of the cross license agreement with JWCI, the assignment of a supply agreement with Organon Teknika Corporation and a trademark assignment. In accordance with SAB No. 48, no value was assigned to the assets acquired or the shares of Series A Preferred Stock because Dr. Morton’s carrying value of the assets acquired was zero.

      In July 2000, the Company entered into an agreement with Cancer Diagnostics Laboratories, Inc., which is also controlled by Dr. Morton, under which the Company obtained 20 cell lines and licenses to patent rights and related technology in exchange for an obligation to pay $750,000. The $750,000 payment was made in December 2000 and was recorded as an intangible asset because the Company plans to use this acquired technology in research and development related to new biological product candidates for the treatment of cancer. The acquired technology is being amortized over a period of four years. The Company also assumed Cancer Diagnostics Laboratories obligation to pay a royalty of up to 2% of net sales of any vaccines that include the 20 cell lines that were acquired to the party from whom Cancer Diagnostics Laboratories originally acquired those cell lines.

      In preparation for the sale of the Series A Preferred Stock, on December 5, 2000, the Company effected a reorganization and the outstanding common stock was exchanged for Junior Preferred Stock. As a result of this reorganization, 26,281,500 shares of common stock were exchanged for 26,281,500 shares of Junior Preferred Stock, including the shares of common stock held by Dr. Morton and JWCI.

      In December 2000, the Company entered into a contribution of technology and exchange agreement with Dr. Morton, under which the Company acquired three cell lines that comprise the Company’s lead product candidate, Canvaxin, for a cash payment of $550,000. In 2000, the $550,000 payment was included in research and development expense because the acquired assets are being used in the Company’s principal research activities associated with Canvaxin and the acquired assets have no alternative uses. In addition, the Company acquired patent rights and other property, for which 3,673,469 shares of Junior Preferred Stock held by Dr. Morton were converted into 3,673,469 shares of Series A Preferred Stock. No value was assigned to the conversion of shares because the transaction involved the Company’s majority stockholder and did not result in a change in his relative control of the Company.

      In December 2000, the Company entered into a consulting agreement with Dr. Morton. This agreement and Dr. Morton’s obligation not to compete with the Company expires in December 2004. Under the terms of

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the agreement the Company is obligated to pay Dr. Morton $150,000 per year. Dr. Morton is required to provide consulting services to develop and commercialize Canvaxin and other product candidates as well as consult on medical and technical matters as requested. Dr. Morton is not required to devote more than 33 business days to the Company in any 12-month period.

      In July 2001, the Company entered into a clinical trial services agreement with JWCI, under which the Company reimbursed JWCI for all approved payments to clinical trial study sites, which were not covered by National Cancer Institute (“NCI”) grants. In July 2002, the service agreement was amended, pursuant to which the Company became obligated to directly reimburse the clinical trial study sites for all approved payments, which are not covered by NCI grants. JWCI remains obligated to reimburse the clinical trial study sites for all approved payments for which NCI grants are available. The Company is responsible for compliance with the payment terms of the agreements with the various clinical trial study sites regardless of the amount of NCI grant funds available. Reimbursements to JWCI by the Company under the service agreement amounted to $361,200, $161,400, $119,400 and $42,200 for the years ended December 31, 2001 and 2002, and the six months ended June 30, 2002 and 2003, respectively. Reimbursements to the clinical trial study sites by JWCI under the service agreement terms amounted to $1,610,800, $458,500, $313,800 and $86,100 for the years ended December 31, 2001 and 2002, and the six months ended June 30, 2002 and 2003, respectively. As of June 30, 2003 a liability of $200,000 was included in accounts payable for current approved payments owed to the clinical trial study sites of which $20,100 will be reimbursed by JWCI.

      For the years ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and 2003, the Company also reimbursed JWCI $558,200, $293,000, $279,700 and $320,500, respectively, primarily for rent, assays, employee salaries, equipment purchases and installation obligation. The Company has included such costs in operating expenses, property and equipment, or reduction of installment payables and as of December 31, 2001 and 2002 and June 30, 2002 and 2003, a liability of $189,400, $131,400 $84,100 and $11,800, respectively, to JWCI was included in accounts payable and accrued liabilities.

5. Debt

      Debt consisted of the following (which is representative of fair value):

	December 31,
			June 30,
	2001	2002	2003

Notes payable	$3,827,305	$7,216,167	$6,060,210
Notes payable to related parties	—	2,615,791	2,671,317
Installment obligations (Note 4)	625,000	500,000	375,000
Capital lease obligations (Note 6)	86,750	7,473	—

	4,539,055	10,339,431	9,106,527
Current portion of debt	(1,185,706)	(2,960,182)	(5,855,065)

Long-term debt, less current portion	$3,353,349	$7,379,249	$3,251,462

Notes Payable

      During 2001, the Company entered into a $4,000,000 loan and security agreement with a financing institution pursuant to which the Company drew down the entire line of $4,000,000 to make certain capital expenditures. As the credit facility was utilized, separate promissory notes were executed. Each promissory note has monthly payments ranging from 36 to 42 months with the interest rate being fixed at the funding date of each promissory note (9.34% to 10.41%). Each promissory note is collateralized by the related

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equipment acquired with the loan. In conjunction with these promissory notes, the Company issued warrants to purchase 65,306 shares of Vendor Preferred Stock, Series 1, with an exercise price of $2.45 per share (Note 7).

      During 2002, the Company entered into a $6,000,000 loan and security agreement with a financing institution to finance eligible equipment and tenant improvements. As the credit facility was utilized, separate promissory notes were executed. As of December 31, 2002 and June 30, 2003, a total of $4,900,878 and $5,134,649, respectively, was borrowed by the Company under the credit facility. Each promissory note has payments ranging from 30 to 38 months with the interest rate being fixed at the funding date of each promissory note (8.58% to 14.04%). Each promissory note is collateralized by the related equipment or tenant improvements. In conjunction with these promissory notes, the Company issued warrants to purchase 151,685 shares of Vendor Preferred Stock, Series 2, with an exercise price of $2.67 per share (Note 7). Under terms of the loan and security agreement the $6,000,000 credit facility was available until June 30, 2003. In June 2003, the termination date of the credit facility was extended to September 30, 2003 and the amount of the credit facility was reduced from $6,000,000 to $5,435,000.

      Annual principal payments due on the equipment and tenant improvements notes payable are as follows at December 31, 2002:

2003	$2,827,710
2004	3,157,252
2005	1,205,918
2006	25,287

Total	$7,216,167

Notes Payable to Related Parties

      In connection with the acquisition of Cell-Matrix in January 2002, the Company assumed a $2,000,000 and a $500,000 note payable between Cell-Matrix and certain parties who became stockholders of the Company. The notes and accrued interest become due and payable upon the earlier of one year after the closing of a firm commitment underwritten public offering, such as the public offering contemplated by the prospectus, or January 2004. The notes bear interest at prime and the $2,000,000 note is secured by Cell-Matrix’s assets.

6.	Commitments

Leases

      The Company leases its manufacturing facility under an operating lease, which expires in August 2009 with options to renew under varying terms. In August 2001, the Company entered into a ten-year lease for its new corporate headquarters and research and development facility that began in July 2002 and has two renewal options for five years each.

      Rent expense, which includes lease payments related to the Company’s new corporate headquarters and research and development facility and manufacturing facility and other rent related expenses, was $531,500, $978,911, $2,104,526, $723,048 and $1,273,256 for the years ended December 31, 2000, 2001 and 2002, and the six months ended June 30, 2002 and 2003, respectively.

Licensing and Research Agreements

      The Company has entered into various research, license and collaboration agreements to support its research and development activities. These agreements generally expire over several years and generally

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contain minimum royalty commitments. The amount charged to research and development expense in connection with these agreements was $343,003, $50,000 and $183,789 for the year ended December 31, 2002 and six months ended June 30, 2002 and 2003, respectively. There were no minimum royalty commitments for the years ended December 31, 2000 and 2001, respectively.

      Annual future minimum payments are as follows at December 31, 2002:

			Licenses and
	Capital	Operating	Research
	Leases	Leases	Agreements

2003	$7,621	$2,260,241	$154,203
2004	—	2,341,918	192,281
2005	—	2,409,622	196,526
2006	—	2,463,409	60,000
2007	—	2,546,899	60,000
Thereafter	—	9,632,797	545,000

	7,621	$21,654,886	$1,208,010

Less amount representing interest	(148)

Present value of future minimum lease payments	7,473
Less current portion	(7,473)

Long-term obligations under capital leases	$—

7. Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Redeemable Convertible Preferred Stock

      The authorized, issued and outstanding shares of Redeemable Convertible Preferred Stock by series are as follows:

	December 31, 2001				December 31, 2002

		Shares		Aggregate		Shares		Aggregate
	Shares	Issued and	Carrying	Liquidation	Shares	Issued and	Carrying	Liquidation
	Authorized	Outstanding	Value	Preference	Authorized	Outstanding	Value	Preference

Series A Preferred	14,255,884	13,888,537	$32,455,381	$37,896,892	14,255,884	14,255,884	$37,341,939	$40,748,068
Series B Preferred	—	—	—	—	21,535,581	20,899,156	59,239,589	59,407,593

	14,255,884	13,888,537	$32,455,381	$37,896,892	35,791,465	35,155,040	$96,581,528	$100,155,661

	June 30, 2003

		Shares		Aggregate
	Shares	Issued and		Liquidation
	Authorized	Outstanding	Carrying Value	Preference

Series A Preferred	14,255,884	14,255,884	$39,335,218	$42,173,656
Series B Preferred	21,535,581	20,899,156	61,545,599	61,685,601

	35,791,465	35,155,040	$100,880,817	$103,859,257

      In December 2000, the Company issued 16,326,530 shares of Series A Redeemable Convertible Preferred Stock and in 2002, issued 367,347 additional shares. Of the original 16,326,530 shares of Series A

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Preferred Stock issued, 4,081,632 and 2,437,993 were held by entities controlled by Dr. Morton (the “Morton Shares”) at December 31, 2000 and 2001, respectively. The Morton Shares are not redeemable, so they are not characterized as Redeemable Convertible Preferred Stock, but are instead characterized as Convertible Preferred Stock. In March 2002, the Company issued 20,899,156 shares of Series B Redeemable Convertible Preferred Stock. As a result of issuing certain shares of Series A Preferred Stock for consideration with a zero value, the accrual of dividends due upon redemption of the Series A Preferred Stock and the Series B Preferred Stock and the accretion of offering costs netted against the original proceeds, the carrying value of the Redeemable Convertible Preferred Stock is less than its redemption value. The Company is accreting the difference between the carrying value and the redemption value through the first available redemption date of December 15, 2005. At December 15, 2005 the redemption value will equal the carrying values of the Series A Redeemable Convertible Preferred Stock (excluding the Morton Shares) and Series B Redeemable Convertible Preferred Stock in an amount equal to $49.2 million and $72.9 million, respectively.

      The redemption provisions of the Series A Preferred Stock (excluding the Morton Shares) and Series B Preferred Stock stipulate that at any time beginning after December 15, 2005, upon request of holders of at least 60% of the then outstanding Series A Preferred Stock or Series B Preferred Stock, as applicable, the Company is required to redeem the Series A Preferred Stock or Series B Preferred Stock, as applicable. The redemption price is equal to the greater of: (i) $2.45 for the Series A Preferred Stock or $2.67 for the Series B Preferred Stock, plus cumulative dividends in an annual amount equal to $0.20 or $0.218 per share, respectively, and shall accumulate from December 15, 2000 or March 15, 2002, respectively, or (ii) the fair market value of the Series A Preferred Stock and Series B Preferred Stock, as determined by the Board of Directors, at the date of the redemption request.

      The holders of shares of Series A Preferred Stock and Series B Preferred Stock are entitled to receive non-cumulative dividends, except in the event of a liquidation or redemption, at a rate of $0.20 and $0.218, respectively, per share per annum, when and if declared by the Board of Directors and prior to the payment of any dividend on the Junior Preferred Stock, Vendor Preferred Stock or common stock. No dividends have been declared through June 30, 2003.

      In the event of a liquidation or winding up of the Company, holders of Series A Preferred Stock and Series B Preferred Stock are entitled to a liquidation preference of $2.45 and $2.67 per share, respectively, plus cumulative dividends in an annual amount equal to $0.20 or $0.218 per share, respectively, and shall accumulate from December 15, 2000 or March 15, 2002, respectively. This preference is senior to all classes of stock other than Acquisition Preferred Stock.

      The holders of each share of Series A Preferred Stock and Series B Preferred Stock have the right to one vote for each share of common stock that their shares are convertible into and are entitled to vote with the holders of common stock. In addition, certain stockholders of the Company have entered into a voting agreement, pursuant to which the holders of the Series A Preferred Stock are entitled to elect two directors to the Board of Directors and the holders of Series B Preferred Stock are entitled to elect two directors to the Board of Directors. The Company is prohibited from taking certain actions without the consent of the holders of at least sixty percent of the then outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class.

      Each share of Series A Preferred Stock will automatically convert into the number of fully paid and non-assessable shares of common stock that results from dividing the original issue price by the conversion price at the time in effect upon the first to occur of the following: (i) immediately prior to the closing of a firm commitment underwritten public offering of the Company’s common stock that results in a post-money valuation of the Company of at least $300,000,000, and aggregate offering proceeds to the Company of not less than $50,000,000; (ii) upon the receipt by the Company of the written consent of the holders of at least

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

60% of the then outstanding shares of Series A Preferred Stock; or (iii) upon the optional conversion of at least 60% of the originally issued shares of Series A Preferred Stock.

      Each share of Series B Preferred Stock will automatically convert into the number of fully paid and non-assessable shares of common stock that results from dividing the original issue price by the conversion price at the time in effect upon the first to occur of the following: (i) immediately prior to the closing of a firm commitment underwritten public offering of the Company’s common stock that results in a post-money valuation of the Company at least $300,000,000 and aggregate offering proceeds to the Company of not less than $50,000,000; (ii) upon the receipt by the Company of the written consent of the holders of at least 60% of the then outstanding shares of Series B Preferred Stock; or (iii) upon the optional conversion of at least 60% of the originally issued shares of Series B Preferred Stock.

      On July 1, 2003, the Series A Preferred Stock and Series B Preferred Stock conversion prices will automatically adjust to $2.38 and $2.25, respectively, from $2.45 and $2.67, respectively, the conversion prices in effect through June 30, 2003. The conversion price adjustment results from the Company not closing a public offering of shares of common stock of the Company by June 30, 2003.

Convertible Preferred Stock

      The authorized, issued and outstanding shares of Convertible Preferred Stock by series are as follows:

	December 31, 2001			December 31, 2002			June 30, 2003

		Shares	Aggregate		Shares	Aggregate		Shares	Aggregate
	Shares	Issued and	Liquidation	Shares	Issued and	Liquidation	Shares	Issued and	Liquidation
	Authorized	Outstanding	Preference	Authorized	Outstanding	Preference	Authorized	Outstanding	Preference

Series A Preferred	2,437,993	2,437,993	$6,480,998	2,437,993	2,437,993	$6,968,597	2,437,993	2,437,993	$7,212,397
Acquisition Preferred	—	—	—	2,142,857	2,142,853	8,074,985	2,142,857	2,142,853	8,374,985
Junior Preferred	26,281,500	22,608,031	22,608,031	22,608,031	22,608,031	22,608,031	22,608,031	22,608,031	22,608,031
Vendor Preferred, Series 1	500,000	—	—	390,306	—	—	390,306	—	—
Vendor Preferred, Series 2	—	—	—	500,000	—	—	500,000	—	—
Undesignated	3,500,000	—	—	3,500,000	—	—	3,500,000	—	—

	32,719,493	25,046,024	$29,089,029	31,579,187	27,188,877	$37,651,613	31,579,187	27,188,877	$38,195,413

      The Morton Shares are classified as Convertible Preferred Stock in stockholders’ equity because these shares are not redeemable. The rights and privileges of the Morton Shares are otherwise the same as the Series A Redeemable Convertible Preferred Stock.

      The holders of shares of Acquisition Preferred Stock are entitled to receive non-cumulative dividends at a rate of $0.28 per share per annum, when and if declared by the Board of Directors and prior to the payment of any dividend on the Junior Preferred Stock, Vendor Preferred Stock or common stock. No dividends have been declared through June 30, 2003.

      In the event of a liquidation or winding up of the Company, holders of Acquisition Preferred Stock, Junior Preferred Stock, Vendor Preferred Stock, Series 1, and Vendor Preferred Stock, Series 2, are entitled to a liquidation preference of $3.50, $1.00, $2.45 and $2.67 per share, respectively, together with any declared but unpaid dividends. In the case of the Acquisition Preferred Stock, the liquidation preference includes cumulative dividends in an amount equal to $0.28 per share, which amount shall accumulate from January 16, 2002. The liquidation preference of the Acquisition Preferred Stock is senior to the Vendor Preferred Stock, which is senior to the Junior Preferred Stock. In the event of a liquidation or winding up of the Company, and after the payment of the full liquidation preferences on the Preferred Stock, the remaining assets of the Company will be distributed among the holders of the Preferred Stock and the common stock pro rata based on the number of shares of common stock held by each (assuming the conversion of the Preferred Stock).

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The holders of each share of Acquisition Preferred Stock, Vendor Preferred Stock and Junior Preferred Stock have the right to one vote for each share of common stock that their shares are convertible into and are entitled to vote with the holders of common stock. In addition, certain stockholders of the Company have entered into a voting agreement, pursuant to which the holders of the Junior Preferred Stock are entitled to elect two directors to the Board of Directors and the holders of the Preferred Stock and common stock, voting together as a single class, are entitled to elect four directors to the Board of Directors.

      Each share of Acquisition Preferred Stock will automatically convert into the number of fully paid and non-assessable shares of common stock that results from dividing the original issue price by the conversion price at the time in effect upon the first to occur of the following: (i) immediately prior to the closing of a firm commitment underwritten public offering of the Company’s common stock that results in aggregate offering proceeds to the Company of not less than $10,000,000; (ii) upon the receipt by the Company of the written consent of the holders of at least a majority of the then outstanding shares of Acquisition Preferred Stock; or (iii) upon the optional conversion of at least a majority of the originally issued shares of Acquisition Preferred Stock.

      Each share of Junior Preferred Stock will automatically convert into the number of fully paid and non-assessable shares of common stock that results from dividing the original issue price by the conversion price at the time in effect upon the first to occur of the following: (i) immediately prior to the closing of a firm commitment underwritten public offering of the Company’s common stock that results in aggregate offering proceeds to the Company of not less than $10,000,000; (ii) upon the receipt by the Company of the written consent of the holders of at least a majority of the then outstanding shares of Junior Preferred Stock; or (iii) upon the conversion of all of the Acquisition Preferred Stock, Series A Preferred Stock or Series B Preferred Stock.

      Each share of Vendor Preferred Stock, Series 1 and Vendor Preferred Stock, Series 2 will automatically convert into the number of fully paid and non-assessable shares of common stock that results from dividing the respective original issue price by the respective conversion price at the time in effect upon the first to occur of the following: (i) immediately prior to the closing of a firm commitment underwritten public offering of the Company’s common stock that results in aggregate offering proceeds to the Company of not less than $10,000,000; (ii) the actual conversion of at least a majority of the then outstanding shares of each respective series of Vendor Preferred Stock or the date specified for conversion by written consent or agreement of the holders of at least a majority of the then outstanding shares of each respective series of Vendor Preferred Stock; or (iii) upon the conversion of all of the Acquisition Preferred Stock, Series A Preferred Stock or Series B Preferred Stock.

Warrants

      In 2001, the Company issued warrants to purchase an aggregate of 65,306 shares of Vendor Preferred Stock, Series 1, with an exercise price of $2.45 per share, in connection with a secured equipment financing. The warrants are fully exercisable and will expire upon the earlier of seven years from the date of issuance or the third anniversary of the closing of a firm commitment underwritten public offering of the Company’s common stock. The warrants provide the holder with the option to exercise the warrants with a (i) cash payment; (ii) canceled indebtedness of the Company to the holder; or (iii) net issuance exercise based on the fair market value of Vendor Preferred Stock, Series 1, on the date of exercise. The warrants were assigned a fair value of $79,000 and the fair value is being amortized to interest expense over the term of the notes payable.

      In February 2002 the Company issued a warrant to purchase 75,000 shares of Vendor Preferred Stock, Series 1, with an exercise price of $2.45 per share in connection with the signing of a lease relating to the Company’s new corporate headquarters and research and development facility. The warrant is fully exercisable and will expire upon the earlier of seven years from the date of issuance or the third anniversary

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the closing of a firm commitment underwritten public offering of the Company’s common stock. The warrant provides the holder with the option to exercise the warrant with a (i) cash payment; (ii) canceled indebtedness of the Company to the holder; or (iii) net issuance exercise based on the fair market value of Vendor Preferred, Series 1, on the date of exercise. The warrant was assigned a value of $103,500 and the fair value is being amortized to rent expense over the term of the lease.

      In September 2002, the Company issued a warrant to purchase 151,685 shares of Vendor Preferred Stock, Series 2, with an exercise price of $2.67 per share in connection with a secured loan. The warrant is fully exercisable and will expire on June 30, 2013. The warrant provides the holder with the option to exercise the warrant with a (i) cash payment; (ii) canceled indebtedness of the Company to the holder; or (iii) net issuance exercise based on the fair market value of Vendor Preferred Stock, Series 2 on the date of exercise. The warrant was assigned a fair value of $192,483 and the fair value is being amortized to interest expense over the term of the notes payable.

      In February 2003, the Company issued a warrant to purchase 150,000 shares of Vendor Preferred Stock, Series 1, with an exercise price of $2.45 per share in connection with the signing of a consulting agreement with a research company. The warrant is fully exercisable and will expire on the seventh anniversary of the date of issuance of such warrant. The warrant provides the holder with the option to exercise the warrant with a (i) cash payment; (ii) cancelled indebtedness of the Company to the holder; or (iii) net issuance exercise based on the fair market value of Vendor Preferred Stock, Series 1, on the date of exercise. The warrant was assigned a value of $198,888 and is being amortized to consulting fees over the term of the consulting agreement.

      The warrants issued by the Company for Vendor Preferred Stock were accounted for under APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants and EITF 96-18, which requires the warrants to be recorded at their fair value. The fair value of the warrants were accounted for under SFAS No. 123, Accounting for Stock-Based Compensation using the Black-Scholes Valuation Model. The warrants were valued using the following assumptions: risk-free interest rates of 4.55 — 5% and 2.42 — 4.71% and 3.45% for 2001, 2002 and 2003, respectively; dividend yield of 0%; expected volatility of 70%; and a term of seven to ten years.

Stock Options

      In December 2000, the Company adopted the 2000 Stock Incentive Plan (“2000 Plan”), which was approved by the Company’s stockholders in December 2000. The Board of Directors most recently amended and restated the 2000 Plan in May 2003 (“Amended Plan”) and the Company’s stockholders approved the Amended Plan in May 2003. Under the Amended Plan, employees, directors, consultants, agents, advisors and independent contractors may be granted options to purchase shares of the Company’s common stock. The Amended Plan provides for the grant of up to 10,874,082 incentive and nonstatutory stock options. Options granted under the Amended Plan generally expire no later than ten years from the date of grant (five years for a 10% stockholder). Options generally vest and become fully exercisable over a period of four years. The Amended Plan allows certain options to be exercised prior to the time such options are vested. All unvested shares of common stock are subject to repurchase at the exercise price paid for such shares. The exercise price of incentive stock options may not be less than 100% of the fair market value of the Company’s common stock on the date of grant, and the exercise price of nonstatutory stock options may not be less than 85% of the fair market value of the Company’s common stock on the date of grant. The exercise price of any option granted to a 10% stockholder may not be less than 110% of the fair value of the Company’s common stock on the date of grant.

      At December 31, 2002 and June 30, 2003, respectively, a total of 334,174 and 732,319 shares of common stock remained available for issuance under the Amended Plan.

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the Company’s stock option activity and related information is as follows:

		Weighted
	Options	Average
	Outstanding	Exercise Price

Balance at December 31, 2000	3,385,432	$0.25
Granted	1,515,800	$0.35
Exercised	(1,576,283)	$0.26
Cancelled	(76,513)	$0.29

Balance at December 31, 2001	3,248,436	$0.29
Granted	2,179,400	$0.73
Exercised	(639,803)	$0.31
Cancelled	(129,211)	$0.56

Balance at December 31, 2002	4,658,822	$0.48
Granted	3,585,871	$0.75
Exercised	(320,749)	$0.27
Cancelled	(284,016)	$0.45

Balance at June 30, 2003	7,639,928	$0.62

      At December 31, 2002 and June 30, 2003, respectively, 658,024, and 492,191 shares of common stock were subject to repurchase by the Company.

      The following table summarizes information about options outstanding at:

December 31, 2002

Options Outstanding				Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise	Number	Exercise
Price	Outstanding	Contractual Life	Price	Exercisable	Price

$0.25	2,233,189	7.99	$0.25	2,097,735	$0.25
$0.49	459,333	8.80	$0.49	345,189	$0.49
$0.75	1,966,300	9.28	$0.75	1,635,000	$0.75

	4,658,822	8.61	$0.48	4,077,924	$0.47

June 30, 2003

Options Outstanding				Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise	Number	Exercise
Price	Outstanding	Contractual Life	Price	Exercisable	Price

$0.25	1,765,227	7.50	$0.25	1,671,624	$0.25
$0.49	446,273	8.31	$0.49	364,469	$0.49
$0.75	5,428,428	9.55	$0.75	4,695,474	$0.75

	7,639,928	9.00	$0.62	6,731,567	$0.61

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Shares Reserved For Future Issuance

      The following shares of common stock are reserved for future issuance:

	December 31,	June 30,
	2002	2003

Conversion of Series A Preferred Stock	16,693,877	16,693,877
Conversion of Series B Preferred Stock	20,899,156	20,899,156
Conversion of Acquisition Preferred Stock	2,142,853	2,142,853
Conversion of Junior Preferred Stock	22,608,031	22,608,031
Warrants to purchase Vendor Preferred Stock, Series 1	140,306	290,306
Warrants to purchase Vendor Preferred Stock, Series 2	151,685	151,685
Common stock options:
Granted and outstanding	4,658,822	7,639,928
Reserved for future issuance	334,174	732,319

	67,628,904	71,158,155

8. Development and Sublicensing Agreement

      In January 2002, the Company acquired Cell-Matrix (Note 2). Cell-Matrix previously entered into a collaboration agreement with Eyetech Pharmaceuticals, Inc., pursuant to which it sublicensed several antibodies and related technology to Eyetech Pharmaceuticals for ophthalmic indications. In conjunction with this sublicense, Eyetech Pharmaceuticals paid Cell-Matrix a signing fee and is obligated to pay milestone payments based upon meeting specified regulatory and clinical milestones and royalties on future net sales of products, if any.

9. Income Taxes

      Significant components of the Company’s deferred tax assets are shown below. A valuation allowance has been established, as realization of such assets is uncertain.

	December 31,

	2001	2002

Deferred tax assets (liabilities):
Net operating loss carryforwards	$6,227,000	$16,410,000
Depreciation and amortization	109,000	(466,000)
Tax credit carryforwards	6,451,000	15,722,000
Other, net	396,000	532,000

Total net deferred tax assets	13,183,000	32,198,000
Valuation allowance for deferred tax assets	(13,183,000)	(32,198,000)

Net deferred taxes	$—	$—

      At December 31, 2002, the Company had federal and state tax net operating loss carryforwards of approximately $38,430,000 and $51,473,000, respectively. The federal and state tax loss carryforwards will begin to expire in 2018 and 2008, respectively, unless previously utilized. The Company also had federal orphan drug tax credit carryforwards and federal research and development tax credit carryforwards of approximately $14,439,000 and $53,000, respectively, which will begin to expire in 2019 unless previously

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

utilized. The Company had state research and development tax credit carryforwards of approximately $1,893,000, which are not expected to expire.

      Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company’s net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period.

10. Subsequent Events

      On July 1, 2003, as a result of the Company not closing on a public offering of shares of its common stock by June 30, 2003, the Series A Preferred Stock and Series B Preferred Stock conversion prices automatically adjusted to $2.38 and $2.25, respectively. As a result of this conversion price adjustment, the Company has reserved an additional 490,996 and 3,901,176 shares of common stock for issuance upon the conversion of the Series A Preferred Stock and Series B Preferred Stock, respectively.

      In August 2003, the Company’s Certificate of Incorporation was restated to increase the number of authorized shares of common and Preferred Stock to 105,000,000 and 87,943,441, respectively. Preferred Stock amounting to 20,572,789 shares was designated as Series C Preferred Stock.

      In August 2003, the Company sold 20,572,789 shares of Series C Redeemable Convertible Preferred Stock at a purchase price of $2.01 per share for total proceeds of $41,251,306, net of $100,000 of estimated offering costs.

      The redemption provisions of the Series C Preferred Stock stipulate that at any time beginning after December 15, 2005, upon request of holders of at least 60% of the then outstanding Series C Preferred Stock the Company is required to redeem the Series C Preferred Stock. The redemption price is equal to the greater of: (i) $2.01 for the Series C Preferred Stock, plus cumulative dividends in an annual amount equal to $0.161 per share and shall accumulate from August 13, 2003; or (ii) the fair market value of the Series C Preferred Stock, as determined by the Board of Directors, at the date of the redemption request.

      The holders of shares of Series C Preferred Stock are entitled to receive non-cumulative dividends, except in the event of a liquidation or redemption, at a rate of $0.161 per share per annum, when and if declared by the Board of Directors and prior to the payment of any dividend on any other Preferred Stock.

      In the event of a liquidation or winding up of the Company, holders of Series C Preferred Stock are entitled to a liquidation preference of two times $2.01 per share plus cumulative dividends in an annual amount equal to $0.161 per share and shall accumulate from August 13, 2003; provided, however, in the event of a Conversion Price Adjustment (as defined below), the amount the holders of Series C Preferred Stock are entitled to receive upon a liquidation is reduced to $2.01 per share plus cumulative dividends in an annual amount equal to $0.161 per share and shall accumulate from August 13, 2003. This preference is senior to all classes of Preferred Stock.

      The holders of each share of Series C Preferred Stock have the right to one vote for each share of common stock that their shares are convertible into and are entitled to vote with the holders of common stock. The Company is prohibited from taking certain actions without the consent of the holders of at least sixty percent of the then outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, voting together as a single class.

      Each share of Series C Preferred Stock will automatically convert into the number of fully paid and non-assessable shares of common stock that results from dividing the original issue price by the conversion price at the time in effect upon the first to occur of the following: (i) immediately prior to the closing of a firm commitment underwritten public offering of the Company’s common stock that results in a post-money valuation of the Company of at least $300,000,000, and aggregate offering proceeds to the Company of not less than $50,000,000; (ii) upon the receipt by the Company of the written consent of the holders of at least

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

60% of the then outstanding shares of Series C Preferred Stock; or (iii) upon the optional conversion of at least 60% of the originally issued shares of Series C Preferred Stock.

      The conversion price in effect for the Series C Preferred Stock will be adjusted downward in the following instances (each a “Conversion Price Adjustment”): (i) if the Company issues equity securities in a private equity financing of at least $30,000,000 for a consideration per share less than $2.01 per share, the conversion price for the Series C Preferred Stock will be adjusted to eighty percent of the price paid per share for such equity securities; or (ii) if the Company issues equity securities in a private equity financing that is not at least $30,000,000 for a consideration per share less than $2.01, then upon the election of the holders of at least sixty percent of the Series C Preferred Stock, the conversion price for the Series C Preferred Stock will be adjusted to eighty percent of the price paid per share for such equity securities issued in the private equity financing.

      The conversion prices of the Series A Preferred Stock and the Series B Preferred Stock were adjusted to $2.30 and $2.20, respectively, from $2.38 and $2.25, respectively, as a result of the sale of the Series C Preferred Stock. As a result of this conversion price adjustment, the Company has reserved an additional 597,735 and 563,644 shares of common stock for issuance upon the conversion of the Series A Preferred Stock and Series B Preferred Stock, respectively. In addition, the Company has reserved 20,572,789 shares of common stock for issuance upon conversion of the Series C Preferred Stock.

      The following table sets forth our Redeemable Convertible Preferred Stock and Stockholders’ Equity as of June 30, 2003, on an actual basis and on a pro forma basis to give effect to: (1) the Series A Preferred Stock and Series B Preferred Stock conversion price adjustment on July 1, 2003 as a result of not closing a public offering of the Company’s common stock before June 30, 2003; (2) the sale of Series C Preferred Stock and the resulting Series A Preferred Stock and Series B Preferred Stock conversion price adjustment; and (3) the conversion of all of our outstanding shares of Preferred Stock into 88,470,257 shares of common stock.

	Number of Shares

		Series C and All
	June 30, 2003	Conversion Price	Conversion of	June 30, 2003
	Actual	Adjustments	Preferred	Pro Forma

Redeemable convertible preferred stock	35,155,040	25,967,340	(61,122,380)	—
Convertible preferred stock	27,188,877	159,000	(27,347,877)	—
Common stock	2,501,835	—	88,470,257	90,972,092

Total shares outstanding	64,845,752	26,126,340	—	90,972,092

CANCERVAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Amount

		Series C and All
	June 30, 2003	Conversion Price	Conversion of	June 30, 2003
	Actual	adjustments	Preferred	Pro Forma

Redeemable convertible preferred stock	$100,880,817	$41,251,306	$(142,132,123)	$—
Convertible preferred stock	1,087	—	(1,087)	—
Common stock	100	—	3,539	3,639
Additional paid-in capital	16,514,870	—	142,129,671	158,644,541
Unrealized gain (loss) on securities available-for-sale	25,855	—	—	25,855
Deferred compensation	(3,961,063)	—	—	(3,961,063)
Accumulated deficit	(87,950,327)	—	—	(87,950,327)

Total redeemable convertible preferred stock and stockholders’ equity (deficit)	$25,511,339	$41,251,306	$—	$66,762,645

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Cell-Matrix, Inc.

      We have audited the accompanying balance sheets of Cell-Matrix, Inc. as of December 31, 2000 and 2001 and the related statements of operations, shareholders’ deficit and cash flows for the years ended December 31, 2000 and 2001. These financial statements are the responsibility of Cell-Matrix, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cell-Matrix, Inc. at December 31, 2000 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2000 and 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

San Diego, California

March 14, 2002

CELL-MATRIX, INC.

BALANCE SHEETS

	December 31,

	2000	2001

Assets
Current assets:
Cash and cash equivalents	$23,251	$1,042,874
Prepaid expenses and other current assets	13,200	23,797

Total current assets	36,451	1,066,671
Property and equipment, net	290,375	222,027
Other assets	12,000	12,000

Total assets	$338,826	$1,300,698

Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable and accrued liabilities	$72,286	$228,468
Collaborative research agreement payable	500,000	1,000,000
Current portion of long-term debt	56,250	56,250
Deferred revenue	—	55,761
Contractual obligations due to related parties	3,384,919	4,116,706

Total current liabilities	4,013,455	5,457,185
Long-term debt, net of current portion	126,562	66,842
Commitments
Shareholders’ deficit:
Common stock, no par value; 10,000,000 shares authorized at December 31, 2000 and 2001, 950,000 and 969,000 shares issued and outstanding at December 31, 2000 and 2001, respectively	1,039	2,939
Accumulated deficit	(3,802,230)	(4,226,268)

Total shareholders’ deficit	(3,801,191)	(4,223,329)

Total liabilities and shareholders’ deficit	$338,826	$1,300,698

See accompanying notes.

CELL-MATRIX, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2000	2001

Revenues:
License revenues	$—	$2,400,000
Grant revenues	10,000	145,057

Total revenues	10,000	2,545,057
Operating expenses:
Research and development	2,721,021	2,445,465
General and administrative	240,684	255,082

Total operating expenses	2,961,705	2,700,547
Interest income	7,016	7,870
Interest expense	(192,080)	(276,418)

Net loss	$(3,136,769)	$(424,038)

See accompanying notes.

CELL-MATRIX, INC.

STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Common stock			Total
			Accumulated	Shareholders’
	Shares	Amount	Deficit	Deficit

Balance at December 31, 1999	560,000	$1,000	$(665,461)	$(664,461)
Issuance of stock for cash, at $.0001 per share	390,000	39	—	39
Net loss	—	—	(3,136,769)	(3,136,769)

Balance at December 31, 2000	950,000	1,039	(3,802,230)	(3,801,191)
Exercise of stock options for cash	19,000	1,900	—	1,900
Net loss	—	—	(424,038)	(424,038)

Balance at December 31, 2001	969,000	$2,939	$(4,226,268)	$(4,223,329)

See accompanying notes.

CELL-MATRIX, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2000	2001

Operating activities
Net loss	$(3,136,769)	$(424,038)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Accrued interest on contractual obligations due to related parties	42,730	46,166
Depreciation expense	57,009	70,497
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(13,200)	(10,597)
Accounts payable and accrued liabilities	50,321	156,182
Collaborative research agreement payable	357,143	500,000
Deferred revenue	—	55,761

Net cash (used in) provided by operating activities	(2,642,766)	393,971
Investing activities
Purchases of property and equipment	(347,384)	(2,149)

Net cash used in investing activities	(347,384)	(2,149)
Financing activities
Proceeds from note payable	225,000	—
Principal payments on note payable	(42,188)	(59,720)
Proceeds from sale of common stock	39	—
Proceeds from exercise of stock options	—	1,900
Proceeds from contractual obligations due to related parties, net	2,830,550	685,621

Net cash provided by financing activities	3,013,401	627,801
Increase in cash and cash equivalents	23,251	1,019,623
Cash and cash equivalents at beginning of year	—	23,251

Cash and cash equivalents at end of year	$23,251	$1,042,874

Supplemental cash flow information
Cash paid during the year for interest	$149,350	$230,252

See accompanying notes.

CELL-MATRIX, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Organization and Business

      Cell-Matrix, Inc. (“Cell-Matrix”) a Nevada corporation, is a biotechnology company with intellectual property, technology, and product candidates in the field of angiogenesis. During the year ended December 31, 2001, Cell-Matrix commenced commercial operations and emerged from the development stage.

      In April 2000, Cell-Matrix increased the number of authorized shares of common stock to 10,000,000 shares and authorized a 5,600 for 1 stock split on all common stock outstanding. All share and per share amounts have been retroactively restated to reflect the increase in authorized shares and the stock split.

Cash and Cash Equivalents

      Cash and cash equivalents are comprised of highly liquid investments with an original maturity of less than three months when purchased.

Fair Value of Financial Instruments

      The carrying amount of cash and cash equivalents, accounts payable, accrued liabilities, collaborative research agreement payable and contractual obligations due to related parties are considered to be representative of their respective fair values because of the short-term nature of those instruments.

Concentration of Credit Risk

      Financial instruments that potentially subject Cell-Matrix to a significant concentration of credit risk consist primarily of cash and cash equivalents. Cell-Matrix maintains excess cash in an overnight investment account.

Property and Equipment

      Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (ranging from three to five years) using the straight-line method. Leasehold improvements are amortized over the estimated useful life of the asset or the lease term, whichever is shorter.

Impairment of Long-Lived Assets

      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, if indicators of impairment exist, Cell-Matrix assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, Cell-Matrix will value the asset at fair value. Cell-Matrix believes the future cash flows to be received from the long-lived assets will exceed the assets’ carrying value, and accordingly, Cell-Matrix has not recognized any impairment losses through December 31, 2001.

Research and Development

      Expenditures relating to research and development are expensed as incurred. Research and development costs include employee salaries, lab supplies, license fees for access to technology and other related expenses.

CELL-MATRIX, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

      Revenue from government grants are recognized on a percentage of completion basis as related costs are incurred, provided that amounts earned are not subject to refund if the research is unsuccessful. Payments received in advance of the performance or product sale requirements are deferred in accordance with Staff Accounting Bulletin (“SAB”) No. 101 until their related performance or product sale requirements have been completed.

      In March 2001, Cell-Matrix entered into a sublicense agreement with a pharmaceutical company. In conjunction with this sublicense, Cell-Matrix received a one time, non-refundable fee of $2,400,000. The revenue associated with this sublicense was recognized upon receipt as Cell-Matrix has no future performance obligations under the agreement. Cell-Matrix is also entitled to receive milestones and royalties on product sales, if any products are ever developed. As a result of this sublicense agreement, Cell-Matrix paid $1,000,000 to a company in accordance with the terms of a collaborative agreement. This payment has been included in research and development expense.

Comprehensive Income (Loss)

      In accordance with SFAS No. 130, Reporting Comprehensive Income, all components of comprehensive income (loss), including net income (loss), are reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustment and unrealized gains and losses on investments, are reported, net of their related tax effect, to arrive at comprehensive income (loss). For the years ended December 31, 2000 and 2001, comprehensive loss is the same as net loss.

Stock-Based Compensation

      Cell-Matrix has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and its related Interpretations in accounting for its employee stock options. Since the exercise price of Cell-Matrix’s employee and director stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense has been recognized.

Effect of New Accounting Standards

      In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes a single model to account for impairment of assets to be held or disposed, incorporating guidelines for accounting and disclosure of discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 5, 2001 and, generally, its provisions are to be applied prospectively. Management believes the impact on the financial statements of Cell-Matrix will not be significant.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CELL-MATRIX, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

2. Property and Equipment

      Equipment and leasehold improvements and related accumulated depreciation at December 31, 2000 and 2001 are as follows:

	December 31,

	2000	2001

Research and development lab equipment	$331,147	$331,147
Office equipment and furniture	10,092	10,092
Leasehold improvements	4,415	4,415
Computer equipment	1,730	3,879

	347,384	349,533
Less accumulated depreciation	(57,009)	(127,506)

	$290,375	$222,027

      Total depreciation expense for property and equipment amounted to $57,009 and $70,497 for the years ended December 31, 2000 and 2001, respectively.

3. Contractual Obligations Due to Related Parties

      In September 1999, Cell-Matrix entered into a $500,000 unsecured promissory note with a related party. Interest is charged on the note at 8%. All unpaid principal and accrued interest is due upon demand. At December 31, 2000 and 2001, principal and interest of $554,369 and $600,535, respectively was outstanding on the note and is included in contractual obligations due to related parties in the accompanying balance sheets.

      In January 2000, Cell-Matrix obtained a $5,000,000 line of credit from a related party for the purpose of providing additional working capital. This credit line expires in 2002 and may be renewed for one-year periods upon the mutual agreement of the parties. Interest on the credit line is charged at 8%. At December 31, 2000 and 2001, $2,830,550 and $3,516,171, respectively was outstanding on the line. For the years ended December 31, 2000 and 2001, Cell-Matrix recorded interest expense of $123,842 and $217,082, respectively. The line of credit is collateralized by substantially all of Cell-Matrix’s tangible and intangible assets.

4. Debt

      In February 2000, Cell-Matrix received $225,000 related to a loan and security agreement with a bank to finance certain capital expenditures. The loan has a four-year term with interest at the bank’s prevailing base rate plus 0.75%. The interest rate was 10.25% and 5.50% at December 31, 2000 and 2001, respectively. The loan is collateralized by the equipment acquired with the loan.

      At December 31, 2001, annual principal payments due on the equipment note payable is as follows:

2002	$56,250
2003	56,250
2004	10,592

Total	$123,092

CELL-MATRIX, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

5. Commitments

Leases

      In December 1999, Cell-Matrix entered into a five-year operating lease for its office space with an option to extend the lease for another five years.

      Annual future minimum payments are as follows at December 31, 2001:

2002	$127,452
2003	127,452
2004	116,831

$371,735

      Rent expense was $102,052 and $122,960, for the years ended December 31, 2000 and 2001, respectively.

6. Shareholders’ Equity

Stock Options

      In 2000, Cell-Matrix established its 2000 Equity Incentive Plan (the “Plan”) and reserved 50,000 shares of common stock for grants under the Plan. The Plan provides for the grant of incentive and nonstatutory stock options. The exercise price of each option granted shall be equal to or greater than the fair value of Cell-Matrix’s stock on the date of the grant as determined by Cell-Matrix’s Board of Directors. The exercise price of any option granted to a 10% stockholder may not be less than 110% of the fair value of Cell-Matrix’s common stock. The Board of Directors may fix the terms and vesting of all options; however, in no event will the contractual term exceed 10 years (five years for a 10% stockholder). At December 31, 2000, Cell-Matrix had 31,000 options available for grant under the Plan. In December 2001, the Board terminated the Plan. At the time of the cancellation of the Plan, no options were outstanding.

      A summary of Cell-Matrix’s stock option activity and related information is as follows:

	Options	Weighted Average
	Outstanding	Exercise Price

Balance at December 31, 1999	—	$—
Granted	19,000	$0.10

Balance at December 31, 2000	19,000	$0.10
Exercised	(19,000)	$0.10

Balance at December 31, 2001	—	$—

CELL-MATRIX, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

7. Income Taxes

      Significant components of Cell-Matrix’s deferred tax assets and liabilities are shown below. A valuation allowance has been established, as realization of such assets is uncertain.

	December 31,

	2000	2001

Deferred tax assets:
Net operating loss carryforwards	$1,457,000	$1,608,000
Research and development credit carryforwards	58,000	168,000

Total deferred tax assets	1,515,000	1,776,000
Deferred tax liabilities:
Other, net	(4,000)	(10,000)

Total deferred tax liability	(4,000)	(10,000)
Valuation allowance	(1,511,000)	(1,766,000)

Net deferred tax liability	$—	$—

      At December 31, 2001, Cell-Matrix had federal and state tax net operating loss carryforwards of approximately $4,085,000 and $3,095,000, respectively. The federal and state tax loss carryforwards will begin to expire in 2020 and 2008, respectively, unless previously utilized. Cell-Matrix also had federal research and development tax credit carryforwards of approximately $168,000 which will begin to expire in 2021 unless previously utilized.

      Pursuant to Internal Revenue Code Sections 382 and 383, use of Cell-Matrix’s net operating loss and credit carryforwards will be limited if a cumulative change in ownership of more than 50% occurs within a three-year period.

8. Licensing and Research Agreements

      Cell-Matrix has entered into licensing agreements with academic and research organizations. Under the terms of these agreements, Cell-Matrix has received licenses to technology and patent applications. Cell-Matrix is required to pay royalties on future sales of products employing the technology or falling under claims of the patent applications. Two of the agreements require minimum annual royalty payments. Additional payments are due if Cell-Matrix sublicenses the technology or patent applications or if Cell-Matrix achieves predefined milestones, such as the filing of an Investigational New Drug Application or subsequent clinical trials.

9. Subsequent Events

      On January 17, 2002, CancerVax Corporation acquired all of the outstanding common stock of Cell-Matrix, which became a subsidiary of CancerVax Corporation.

LOGO

                                Shares

Common Stock

PROSPECTUS
                          , 2003

LEHMAN BROTHERS

THOMAS WEISEL PARTNERS LLC
U.S. BANCORP PIPER JAFFRAY

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

SEC registration fee	$9,304
NASD filing fee	11,300
Nasdaq National Market filing fee	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

      Section 102 of the Delaware General Corporation Law, or DGCL, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

      Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding — other than an action by or in the right of CancerVax Corporation — by reason of the fact that the person is or was a director, officer, agent, or employee of CancerVax, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of CancerVax, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of CancerVax as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to CancerVax, unless the court believes that in light of all the circumstances indemnification should apply.

      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

      Our Amended and Restated Certificate of Incorporation, attached as Exhibit 3.1 hereto, and our Amended and Restated Bylaws, attached as Exhibit 3.2 hereto, provide that we shall indemnify our directors, officers, employees and agents to the maximum extent permitted by Delaware Law, including in circumstances in which indemnification is otherwise discretionary under Delaware Law. In addition, we have entered into separate indemnification agreements, attached as Exhibit 10.01 hereto, with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service other than liabilities arising from willful misconduct of a culpable nature. We also have purchased a policy of directors and officers liability insurance. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

      The Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.

Item 15.     Recent Sales of Unregistered Securities

      The following list sets forth information regarding all securities sold by us since our inception in June 1998 giving effect to a stock split that occurred in July 2000:

(1) In June 1998, we issued and sold an aggregate of 23,750,000 shares of common stock to Dr. Donald L. Morton for aggregate consideration of $9,500.

(2) In August 1998, we issued and sold an aggregate of 30,000 shares of common stock to accredited investors for aggregate consideration of $12.

(3) In July and August 2000, we issued and sold an aggregate of 2,501,500 shares of common stock to accredited investors for an aggregate consideration of $5,000,000 and the performance of certain obligations under a license agreement.

(4) In December 2000, we issued and sold an aggregate of 12,244,898 shares of Series A preferred stock to institutional and accredited investors at a per share price of $2.45 for aggregate consideration of $30 million and issued an aggregate of 4,081,632 shares of Series A preferred stock to entities controlled by Dr. Donald L. Morton, M.D. in connection with the financing.

(5) In January 2002 and October 2002, we issued an aggregate of 367,347 shares of Series A preferred stock to a certain accredited investor and a charitable foundation.

(6) In January 2002, we issued 2,142,853 shares of Acquisition preferred stock in connection with our acquisition of Cell-Matrix, Inc.

(7) Between July 2001 and February 2003, we issued warrants to purchase 290,306 shares of our Vendor preferred stock, Series 1 with an exercise price of $2.45.

(8) In March 2002, we issued and sold an aggregate of 20,899,156 shares of Series B preferred stock to institutional and accredited investors at a per share price of $2.67 for aggregate consideration of $55.8 million.

(9) In September 2002, we issued a warrant to purchase 151,685 shares of our Vendor preferred stock, Series 2 with an exercise price of $2.67.

(10) In August 2003, we issued and sold an aggregate of 20,572,789 shares of Series C preferred stock to institutional and accredited investors at a per share price of $2.01 for aggregate consideration of $41.4 million.

(11) Since our inception through June 30, 2003, we have granted options to purchase shares of common stock to employees, directors and consultants under our stock incentive plan at exercise prices ranging from $0.25 to $0.75 per share. Of the options granted, 7,639,928 remain outstanding, 2,536,835 shares of common stock have been purchased pursuant to exercises of stock options and 35,000 shares have been repurchased and returned to the stock incentive plan option pool.

      The issuance of securities in the transactions described above were deemed exempt from registration under the Securities Act in reliance on Section 4(2), Regulation D or Rule 701 promulgated thereunder as transactions by an issuer not involving any public offering or pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

      There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) The following exhibits are filed herewith:

Exhibit
Number	Exhibit Title

1.01*	Form of Underwriting Agreement
2.01	Agreement and Plan of Merger, dated January 8, 2002, by and among CancerVax Corporation, CMI Acquisition Corp. and Cell-Matrix, Inc.
3.01*	Form of Amended and Restated Certificate of Incorporation to be in effect upon closing of this offering
3.02*	Form of Amended and Restated Bylaws to be in effect upon closing of this offering
4.01*	Form of Specimen Common Stock Certificate
4.02*	Second Amended and Restated Investors’ Rights Agreement, made as of August 13, 2003, among CancerVax Corporation and the investors listed on Schedule A thereto
4.03	Form of Warrant to Purchase Vendor Preferred Stock, Series 1
4.04	Warrant to Purchase Vendor Preferred Stock, Series 2, dated September 6, 2002, issued to Venture Lending & Leasing III, LLC
4.05	Form of Incidental Registration Rights Agreement
5.01*	Opinion of Latham & Watkins LLP
10.01	Standard Industrial/ Commercial Single-Tenant Lease-Net, dated August 31, 2001, between Blackmore Airport Centre and CancerVax Corporation
10.02	Lease, made as of July 22, 1999, between Spieker Properties, L.P. and John Wayne Cancer Institute
10.03	Agreement of Lease Assignment, dated as of August 4, 2000, between John Wayne Cancer Institute and CancerVax Corporation
10.04	First Amendment to Lease, entered into as of October 1, 2001, between EOP — Marina Business Center, L.L.C. (as successor in interest to Spieker Properties, L.P.) and CancerVax Corporation (as successor in interest to John Wayne Cancer Institute)
10.05	Second Amendment to Lease, entered into as of September 4, 2002, between EOP — Marina Business Center, L.L.C. (as successor in interest to Spieker Properties, L.P.) and CancerVax Corporation (as successor in interest to John Wayne Cancer Institute)
10.06*	Third Amended and Restated 2000 Stock Incentive Plan
10.07*	2003 Employee Stock Purchase Plan
10.08	2003 Management Incentive Compensation Plan

Exhibit
Number	Exhibit Title

10.09*	Form of Indemnification Agreement entered into by CancerVax Corporation with its directors and executive officers
10.10	Employment Agreement, dated October 23, 2000, between CancerVax Corporation and David F. Hale
10.11	First Amendment to Employment Agreement, dated April 29, 2003, between CancerVax Corporation and David F. Hale
10.12	Amended and Restated Employment Agreement, dated January 1, 2001, between CancerVax Corporation and Guy Gammon
10.13	Amended and Restated Employment Agreement, dated January 5, 2001, between CancerVax Corporation and John Petricciani, M.D.
10.14	Amended and Restated Employment Agreement, entered into as of January 15, 2001, between CancerVax Corporation and Robert L. Jones
10.15	Amended and Restated Employment Agreement, entered into as of February 9, 2001, between CancerVax Corporation and Hazel M. Aker
10.16	Amended and Restated Employment Agreement, entered into as of April 2, 2001, between CancerVax Corporation and William R. LaRue
10.17	Amended and Restated Employment Agreement, entered into as of November 26, 2001, between CancerVax Corporation and Dennis Van Epps
10.18	Amended and Restated Employment Agreement, entered into as of February 1, 2002, between CancerVax Corporation and Debra J. Arnold
10.19	Employment Agreement, effective as of May 15, 2003, between CancerVax Corporation and Martin A. Mattingly
10.20	Consulting Agreement, effective as of December 15, 2000, by and between Dr. Donald L. Morton and CancerVax Corporation
10.21	Assignment of Cross-License Agreement, dated as of July 31, 2000, by and among 3DLM, Inc., the John Wayne Cancer Institute and CancerVax Corporation
10.22†	Cross-License Agreement, dated as of July 24, 1998, by and between CancerVax, Inc. and the John Wayne Cancer Institute
10.23†	Agreement, dated as July 31, 2000, by and between Cancer Diagnostic Laboratories, Inc. and CancerVax Corporation
10.24	Amendment No. 1 to CDL Agreement, dated as of December 15, 2000, by and between Cancer Diagnostic Laboratories, Inc. and CancerVax Corporation
10.25	Second Amendment to CDL Agreement, dated as of May 1, 2002, between Cancer Diagnostic Laboratories, Inc. and CancerVax Corporation
10.26	Contribution of Technology and Exchange Agreement, dated as of December 15, 2000, by and between Donald L. Morton, M.D. and CancerVax Corporation
10.27	First Amendment to Contribution of Technology and Exchange Agreement, entered into as of May 1, 2002, between Donald L. Morton, M.D. and CancerVax Corporation
10.28	Fetal Antigen License Agreement, dated as of December 15, 2000, by and between Donald L. Morton, M.D. and CancerVax Corporation
10.29†	License Agreement, dated May 23, 2000, by and between the University of Southern California and Bio-Management, Inc.
10.30†	License Agreement, dated September 19, 1999, by and between the University of Southern California and Bio-Management, Inc.
10.31*	Development and Sublicensing Agreement, effective as of March 5, 2001, by and among EyeTech Pharmaceuticals, Inc. and Cell-Matrix, Inc.
10.32*	License Agreement, dated October 26, 2001, by and between The Scripps Research Institute and Cell-Matrix, Inc.

Exhibit
Number	Exhibit Title

10.33*	Collaboration Agreement, dated as of November 29, 1999, between Ixsys, Inc. and Bio-Management, Inc.
10.34*	Amendment to Collaboration Agreement, effective as of June 5, 2000, between Cell Matrix, Inc., f/k/a Bio-Management, Inc. and Applied Molecular Evolution, Inc., f/k/a Ixsys, Inc.
10.35*	Amendment to Collaboration Agreement, effective as of July 3, 2000, between Cell Matrix, Inc., f/k/a Bio-Management, Inc. and Applied Molecular Evolution, Inc., f/k/a Ixsys, Inc.
10.36†	License Agreement, effective as of June 2, 2003, between New York University and Cell-Matrix, Inc.
10.37†	License Agreement, entered into as of October 4, 2002, between M-Tech Therapeutics, Inc. and CancerVax Corporation
10.38†	Assignment of Supply Agreement, entered into as of July 31, 2000, between 3DLM, Inc., f/k/a CancerVax, Inc., and CancerVax Corporation
10.39†	Supply Agreement, entered into as of April 15, 1998, between CancerVax, Inc. and Organon Teknika Corporation
10.40	Loan and Security Agreement (Equipment), dated as of September 6, 2002, between CancerVax Corporation and Venture Lending & Leasing III, Inc.
10.41*	Third Amended and Restated Stockholders’ Agreement, dated as of August 13, 2003, by and among CancerVax Corporation, The Donald L. Morton Family Trust created under trust dated June 2, 1989, the Donald L. Morton, M.D., Grantor Retained Annuity Trust dated September 6, 2002, OncoVac, Inc., the investors listed on Exhibit A thereto and John Wayne Cancer Institute
21.01	List of Subsidiaries
23.01*	Consent of Latham & Watkins LLP (included in Exhibit 5.01)
23.02	Consent of Ernst & Young LLP, independent auditors
24.01	Power of Attorney. Reference is made to page II-7

*	To be filed by amendment.

†	Confidential treatment requested.

      (b) Financial statement schedules.

      No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

Item 17.     Undertakings.

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, CancerVax Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Carlsbad, California, on August 14, 2003.

CANCERVAX CORPORATION

By:	/s/ DAVID F. HALE

David F. Hale
President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David F. Hale and William R. LaRue and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ DAVID F. HALE David F. Hale	President, Chief Executive Officer and Director (Principal Executive Officer)	August 14, 2003

/s/ WILLIAM R. LARUE William R. LaRue	Chief Financial Officer (Principal Financial and Accounting Officer)	August 14, 2003

/s/ IVOR ROYSTON Ivor Royston	Director (Chairman of the Board of Directors)	August 14, 2003

/s/ MICHAEL G. CARTER Michael G. Carter	Director	August 14, 2003

/s/ CAM L. GARNER Cam L. Garner	Director	August 14, 2003

Name	Title	Date

Robert E. Kiss	Director	August , 2003

/s/ CLAYBURN LA FORCE, JR. Clayburn La Force, Jr.	Director	August 14, 2003

Donald L. Morton	Director	August , 2003

/s/ BARCLAY A. PHILLIPS Barclay A. Phillips	Director	August 14, 2003

/s/ GAIL S. SCHOETTLER Gail S. Schoettler	Director	August 14, 2003

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

1.01*	Form of Underwriting Agreement
2.01	Agreement and Plan of Merger, dated January 8, 2002, by and among CancerVax Corporation, CMI Acquisition Corp. and Cell-Matrix, Inc.
3.01*	Form of Amended and Restated Certificate of Incorporation to be in effect upon closing of this offering
3.02*	Form of Amended and Restated Bylaws to be in effect upon closing of this offering
4.01*	Form of Specimen Common Stock Certificate
4.02*	Second Amended and Restated Investors’ Rights Agreement, made as of August 13, 2003, among CancerVax Corporation and the investors listed on Schedule A thereto
4.03	Form of Warrant to Purchase Vendor Preferred Stock, Series 1
4.04	Warrant to Purchase Vendor Preferred Stock, Series 2, dated September 6, 2002, issued to Venture Lending & Leasing III, LLC
4.05	Form of Incidental Registration Rights Agreement
5.01*	Opinion of Latham & Watkins LLP
10.01	Standard Industrial/ Commercial Single-Tenant Lease-Net, dated August 31, 2001, between Blackmore Airport Centre and CancerVax Corporation
10.02	Lease, made as of July 22, 1999, between Spieker Properties, L.P. and John Wayne Cancer Institute
10.03	Agreement of Lease Assignment, dated as of August 4, 2000, between John Wayne Cancer Institute and CancerVax Corporation
10.04	First Amendment to Lease, entered into as of October 1, 2001, between EOP — Marina Business Center, L.L.C. (as successor in interest to Spieker Properties, L.P.) and CancerVax Corporation (as successor in interest to John Wayne Cancer Institute)
10.05	Second Amendment to Lease, entered into as of September 4, 2002, between EOP — Marina Business Center, L.L.C. (as successor in interest to Spieker Properties, L.P.) and CancerVax Corporation (as successor in interest to John Wayne Cancer Institute)
10.06*	Third Amended and Restated 2000 Stock Incentive Plan
10.07*	2003 Employee Stock Purchase Plan
10.08	2003 Management Incentive Compensation Plan
10.09*	Form of Indemnification Agreement entered into by CancerVax Corporation with its directors and executive officers
10.10	Employment Agreement, dated October 23, 2000, between CancerVax Corporation and David F. Hale
10.11	First Amendment to Employment Agreement, dated April 29, 2003, between CancerVax Corporation and David F. Hale
10.12	Amended and Restated Employment Agreement, dated January 1, 2001, between CancerVax Corporation and Guy Gammon
10.13	Amended and Restated Employment Agreement, dated January 5, 2001, between CancerVax Corporation and John Petricciani, M.D.
10.14	Amended and Restated Employment Agreement, entered into as of January 15, 2001, between CancerVax Corporation and Robert L. Jones
10.15	Amended and Restated Employment Agreement, entered into as of February 9, 2001, between CancerVax Corporation and Hazel M. Aker
10.16	Amended and Restated Employment Agreement, entered into as of April 2, 2001, between CancerVax Corporation and William R. LaRue
10.17	Amended and Restated Employment Agreement, entered into as of November 26, 2001, between CancerVax Corporation and Dennis Van Epps

Exhibit
Number	Exhibit Title

10.18	Amended and Restated Employment Agreement, entered into as of February 1, 2002, between CancerVax Corporation and Debra J. Arnold
10.19	Employment Agreement, effective as of May 15, 2003, between CancerVax Corporation and Martin A. Mattingly
10.20	Consulting Agreement, effective as of December 15, 2000, by and between Dr. Donald L. Morton and CancerVax Corporation
10.21	Assignment of Cross-License Agreement, dated as of July 31, 2000, by and among 3DLM, Inc., the John Wayne Cancer Institute and CancerVax Corporation
10.22†	Cross-License Agreement, dated as of July 24, 1998, by and between CancerVax, Inc. and the John Wayne Cancer Institute
10.23†	Agreement, dated as July 31, 2000, by and between Cancer Diagnostic Laboratories, Inc. and CancerVax Corporation
10.24	Amendment No. 1 to CDL Agreement, dated as of December 15, 2000, by and between Cancer Diagnostic Laboratories, Inc. and CancerVax Corporation
10.25	Second Amendment to CDL Agreement, dated as of May 1, 2002, between Cancer Diagnostic Laboratories, Inc. and CancerVax Corporation
10.26	Contribution of Technology and Exchange Agreement, dated as of December 15, 2000, by and between Donald L. Morton, M.D. and CancerVax Corporation
10.27	First Amendment to Contribution of Technology and Exchange Agreement, entered into as of May 1, 2002, between Donald L. Morton, M.D. and CancerVax Corporation
10.28	Fetal Antigen License Agreement, dated as of December 15, 2000, by and between Donald L. Morton, M.D. and CancerVax Corporation
10.29†	License Agreement, dated May 23, 2000, by and between the University of Southern California and Bio-Management, Inc.
10.30†	License Agreement, dated September 19, 1999, by and between the University of Southern California and Bio-Management, Inc.
10.31*	Development and Sublicensing Agreement, effective as of March 5, 2001, by and among EyeTech Pharmaceuticals, Inc. and Cell-Matrix, Inc.
10.32*	License Agreement, dated October 26, 2001, by and between The Scripps Research Institute and Cell-Matrix, Inc.
10.33*	Collaboration Agreement, dated as of November 29, 1999, between Ixsys, Inc. and Bio-Management, Inc.
10.34*	Amendment to Collaboration Agreement, effective as of June 5, 2000, between Cell Matrix, Inc., f/k/a Bio-Management, Inc. and Applied Molecular Evolution, Inc., f/k/a Ixsys, Inc.
10.35*	Amendment to Collaboration Agreement, effective as of July 3, 2000, between Cell Matrix, Inc., f/k/a Bio-Management, Inc. and Applied Molecular Evolution, Inc., f/k/a Ixsys, Inc.
10.36†	License Agreement, effective as of June 2, 2003, between New York University and Cell-Matrix, Inc.
10.37†	License Agreement, entered into as of October 4, 2002, between M-Tech Therapeutics, Inc. and CancerVax Corporation
10.38†	Assignment of Supply Agreement, entered into as of July 31, 2000, between 3DLM, Inc., f/k/a CancerVax, Inc., and CancerVax Corporation
10.39†	Supply Agreement, entered into as of April 15, 1998, between CancerVax, Inc. and Organon Teknika Corporation
10.40	Loan and Security Agreement (Equipment), dated as of September 6, 2002, between CancerVax Corporation and Venture Lending & Leasing III, Inc.

Exhibit
Number	Exhibit Title

10.41*	Third Amended and Restated Stockholders’ Agreement, dated as of August 13, 2003, by and among CancerVax Corporation, The Donald L. Morton Family Trust created under trust dated June 2, 1989, the Donald L. Morton, M.D., Grantor Retained Annuity Trust dated September 6, 2002, OncoVac, Inc., the investors listed on Exhibit A thereto and John Wayne Cancer Institute
21.01	List of Subsidiaries
23.01*	Consent of Latham & Watkins LLP (included in Exhibit 5.01)
23.02	Consent of Ernst & Young LLP, independent auditors
24.01	Power of Attorney. Reference is made to page II-7

*	To be filed by amendment.

†	Confidential treatment requested.